FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	First Quarter 2010 Earnings Release, Companhia Energética de Minas Gerais – CEMIG

2.	Summary of Principal Decisions of the 482nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 6, 2010

3.	Summary of Principal Decisions of the 110th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 6, 2010

4.	Market Announcement, Explanations in Response to BM&FBovespa Official Letter GAE/CREM-514/10 of April 1, 2010, Companhia Energética de Minas Gerais – CEMIG, April 13, 2010

5.	Summary of Principal Decisions of the 483rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 15, 2010

6.	Summary of Principal Decisions of the 111th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 15, 2010

7.	Summary of Principal Decisions of the 104th Meeting of the Board of Directors, Cemig Distribuição S.A., April 15, 2010

8.	Market Announcement, Notice of Significant Stockholding in CEMIG Shares by Lazard Asset Management LLC, Companhia Energética de Minas Gerais – CEMIG, April 15, 2010

9.	Summary of Minutes of the 475th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 28, 2010

10.	Summary of Minutes of the 105th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 28, 2010

11.	Summary of Minutes of the 99th Meeting of the Board of Directors, Cemig Distribuição S.A., January 28, 2010

12.

Market Announcement, Information on CVM Official Letter CVM/SEP/GEA-1/Nº 166/2010, of April 22, 2010 Regarding Re-presentation of Convocation and Proposal, Companhia Energética de Minas Gerais – CEMIG, April 23, 2010

13.

Replaced Convocation and Proposal by the Board of Directors to The Ordinary and Extraordinary General Meeting of Stockholders to be held on April 29, 2010, Companhia Energética de Minas Gerais – CEMIG, April 23, 2010

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14.	Summary of Minutes of the 476th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 23, 2010

15.	Summary of Minutes of the 106th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 23, 2010

16.	Summary of Minutes of the 100th Meeting of the Board of Directors, Cemig Distribuição S.A., February 23, 2010

17.	Summary of Minutes of the 477th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 25, 2010

18.	Summary of Minutes of the 101st Meeting of the Board of Directors, Cemig Distribuição S.A., March 3, 2010

19.	Summary of Minutes of the 107th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 3, 2010

20.	Minutes of the Ordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, April 29, 2010

21.	Minutes of the Ordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., April 29, 2010

22.	Minutes of the Ordinary General Meeting of Stockholders, Cemig Distribuição S.A., April 29, 2010

23.	Summary of Minutes of the 480th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 19, 2010

24.	Summary of Minutes of the 481st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

25.	Summary of Minutes of the 109th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 23, 2010

26.	Summary of Minutes of the 103rd Meeting of the Board of Directors, Cemig Distribuição S.A., March 23, 2010

27.	Summary of Minutes of the 482nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 6, 2010

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28.	Summary of Minutes of the 110th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 6, 2010

29.	Summary of Principal Decisions of the 484th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 5, 2010

30.	Summary of Principal Decisions of the 105th Meeting of the Board of Directors, Cemig Distribuição S.A., May 5, 2010

31.	Summary of Principal Decisions of the 112th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 5, 2010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: May 11, 2010

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1.   First Quarter 2010 Earnings Release, Companhia Energética de Minas Gerais – CEMIG

Brazil’s Best Electricity

Cemig H

1Q 2010

EARNINGS RELEASE

Cemig’s CEO, Mr. Djalma Bastos de Morais, makes these comments on Cemig’s results for first quarter 2010:

The exceptional results achieved in the first quarter of 2010 reflect the success of our Long-term Strategic Plan, and the strategy arising from it, which, by focusing on the long term, enable Cemig to present growing results, with a balanced portfolio of businesses of low risk. After successfully making several acquisitions, Cemig now holds an excellent position, in a context of strong economic growth. This is shown by the exceptional growth in the consumer market, which is now back to pre-crisis levels.

We continue to do our “homework”, growing in all sectors in a balanced fashion, and with focus on operational excellence.

Finally, the results presented show that we are on the right path for the future, and that the decisions that we have taken in recent years are constantly adding value to our businesses — making Cemig every day a stronger and more solid company, with efficient business management”.

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Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, Luiz Fernando Rolla, comments as follows:

“In the first quarter our company continued to provide consistent and robust cash flow, as a result of our operations, which aim to add value for our stockholders. Our EBITDA in the first quarter of 2010 was R$ 950 million, 22% more than in the first quarter of last year, benefiting from our policy of keeping high levels of operational efficiency. This excellence is evidenced by our net income, over R$ 419 million in the first 3 months of this year, 22% more than in the first quarter of 2009.

This new level of results reflects the correctness of our strategy of growth via acquisitions and new projects, within the process of consolidation of the sector.

With a universe now of 59 companies and 10 consortia, the Cemig Group presents operational synergies that are increasingly profitable, in a position of lower risk, with greater stability, and growth of its results in the long term.

Our solid cash position, of R$ 4.5 billion, makes execution of our Long Term Strategic plan possible, guaranteeing our dividend policy and debt management, and the execution of the planned investments, including those associated with acquisition opportunities.

The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our shareholders  and other stakeholders.

The rest of this release gives the highlights of our first quarter figures.”

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(Figures are in R$ ‘000, except where otherwise stated)

— 1Q10 headlines

•	EBITDA:	R$ 950 million

•	Net income:	R$ 419 million

•	Net revenue:	R$ 3 billion

•	Cash position:	R$ 4.5 billion

•	Sales to final consumers:	10,740 GWh

Throughout this report the numbers of the 1st quarter of 2009 reflect the consolidation of Light by 25%, 11.97% adjusted in minority shareholdings, to reflect participation of 13.03% in the net income. Due to corporate events that occurred in December 2009, in the 1st quarter of 2010 consolidated numbers reflect Light stake of 13.03%

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•                  Cemig’s shares and ADRs — appreciation in the 3 months to March 31:

	Close of 1Q10	Close of 1Q09	Appreciation %
CMIG4	R$29.52	R$26.10	13.10
CMIG3	R$22.70	R$19.36	17.25
CIG	US$16.64	US$14.17	17.43
CIG.C	US$13.21	US$11.00	20.09
XCMIG	€12.39	€11.15	11.12

— Economic summary

R$ million

	1Q10	1Q09	Change (%)
Electricity sold, MWh	10,740	10,958	(2.00)
Gross revenue	4,383,844	3,726,863	17.63
Net revenue	2,910,447	2,361,534	23.24
EBITDA	949,528	780,684	21.63
Net income	419,223	336,242	24.68

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— Consolidated electricity market

Sales to final consumers

The total volume of electricity sold to final consumers in the first quarter of 2010 was 10,740 GWh, or 2.0% lower than in the first quarter of 2009 (10,959 GWh).

Electricity sold to final consumers (MWh)

(Data not audited by external auditors)

Consumption by consumer category	31/03/2010	31/03/2009	Var %	31/03/2009 Adjusted (*)	Var %
Residential	2,350,021	2,446,236	(3.93)	2,219,666	5.87
Industrial	5,587,941	5,593,627	(0.10)	5,549,219	0.70
Commercial, services and others	1,472,502	1,566,568	(6.00)	1,383,432	6.44
Rural	503,200	455,518	10.47	455,126	10.56
Other	826,345	896,981	(7.87)	801,915	3.05
Total	10,740,009	10,958,930	(2.00)	10,409,358	3.18

(*)Values in MWh considering the interest of 13.03% held by Cemig of Light.

This chart shows electricity sales by consumer category:

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In general, sales to industrial consumers were constant at around 52%, followed by the residential category with 22%, and commercial consumers with 14%. With the increase in Cemig’s interest in Light announced at the end of 2009, the volume of consumption by the residential category tends to increase slightly, since residential consumers are a substantial percentage of Light’s sales.

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— Consolidated operational revenue

Revenue from supply of electricity

Gross revenue from supply of electricity in the first quarter of 2010 was R$ 3,643,311, 16.16% more than the revenue of R$ 3,136,503 in the first quarter of 2009.

Final consumers

Revenue from electricity sold to final consumers in 1Q10, excluding the group’s own consumption, was R$ 3,096,757, compared to R$ 2,936,957 in the first quarter of 2009.

The main items affecting this result are:

•                  Increase in the average price per MWh charged to Free Consumers of Cemig GT (Cemig Geração e Transmissão) following adjustments in contracts.

•                  Tariff adjustment in Cemig D, with average impact on captive consumer tariffs of 6.21%, from April 8, 2009 (full effect in the first quarter of 2010).

•                  Net revenue of R$ 93,089, recognized in the first quarter of 2010, for the low-rental consumers subsidy under a

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Technical Note issued by ANEEL, arising from the tariff adjustment of Cemig D in 2010.

•                  Recognition of regulatory liabilities arising from the adjustment in the Tariff Review of Cemig D, which had a negative impact of R$ 213,803 on gross revenue in 1Q09.

Volume of energy invoiced to final consumers 2.0% lower (this excludes Cemig’s own internal consumption). This reduction was mainly due to the effect of the change in the consolidation percentage for Light: the reduction was from 25% to 13.0325%, as a consequence of the partial split of RME in 2009. If the percentage of 13.0325% is applied to the consolidation calculation at March 2009, the year-on-year comparison gives an increase of 3.18% in the volume of electricity invoiced.

Supply to other concession holders

Revenues from energy sold to other concession holders totaled R$ 376,568 in the first quarter of 2010, compared to R$ 359,504 in the first quarter of 2009 — an increase of 4.75%.

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This is principally due to the volume of electricity sold to other concession holders, and under “bilateral contracts”, being 17.80% higher year-on-year, at 3,237,078 MWh in 1Q10, compared to 2,748,037 MWh in 3Q08.

Revenue from use of the network — Free Consumers

Revenue from use of the grid was 30.27%, or R$ 136,855, higher year-on-year in 1Q10 (at R$ 588,947 in the first quarter of 2010 compared to R$ 452,092 in the first quarter of 2009).

The revenue from the TUSD (Tariff for Use of the Distribution System) received by Cemig D and Light was 9.84% higher in the first quarter of 2010, at R$ 301,031, compared to R$ 274,055 in the first quarter of 2009. This mainly reflects: a higher volume of electricity transported, as a result of the recovery in economic activity; and also migration of captive consumers to the free market.

Also included in this line are revenues from use of the basic grid and the connection system, which were R$ 287,916 in 1Q10, compared to R$ 178,037 in 1Q09.

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This change basically reflects the adjustment to the tariff of Cemig GT (Generation and Transmission) arising from the Tariff Review in June 2009, and also the acquisition of the electricity transmission company Taesa in the fourth quarter of 2009.

— EBITDA

Cemig’s EBITDA in the first quarter of 2010 was 21.63% higher year on year, at R$ 949,528, compared to R$780,684 in the first quarter of 2009. Adjusted for non-recurring items, it was 4.29% higher.

The higher EBITDA in 1Q10 than in 1Q09 mainly reflects Net operational revenue 22.99% higher, partially offset by Operational costs and expenses (excluding effects of depreciation and amortization) 24.04% higher.

EBITDA margin, at 32.65%, was not significantly different from 1Q09 — when it was 33.01%.

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The main non-recurring effects are:

•                  Recognition of a net expense of R$ 54,613 from the effects of the Tariff Adjustment of Cemig D in 2010, with the assets that were not included in the basis of the calculation for that adjustment being written off.

•                  Expenses of R$ 11,133 posted for the PDV Voluntary Retirement Program, as a result of adjustment in the provision.

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This table shows these non-recurring adjustments:

EBITDA — R$ ’000	31/3/2010	31/3/2009	Change, %

Net income	419,223	336,242	24.68
+ Provision for income tax and Social Contribution tax	213,370	187.999	13.5
+ - Financial revenues (expenses)	90,642	37,757	140.07
+ Depreciation and amortization	190,227	171,042	11.22
+ Profit shares	36,066	27,424	31.51
+ Minority interests	—	20,220	—
= EBITDA	949,528	780,684	21.63
Non-recurring items:
Write-off of CVA(*) of prior years	70,889	—	—
Low Income Consumer Subsidy — 2008 and 2009	(93,089)	—	—
Write-off of regulatory assets — Pasep and Cofins taxes	46,240	—	—
Prior year financial balances to be offset	30,573	—	—
- Review of Transmission Revenue — Technical Note 214/2009			—
+ – Tariff review — Net revenue	—	213,803	—
- + Tariff review — Operational expense	—	(20,987)	—
- + PPD and PDV Voluntary Retirement Programs	11,133	—	—
= ADJUSTED EBITDA	1,015,274	973,500	4.29

(Method of calculation not reviewed by our external auditors.)

(*) Differences between the sums of non-controllable costs

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If we consider the EBITDA of March 31, 2009, adjusted for the new percentage for consolidation applicable to Light after the partial split of RME — which reduced that percentage from 25% to 13.0325%, EBITDA for 1Q10 would be R$ 739,297 — an increase of 28.44% from 1Q09 to 1Q10.

— Net income

Cemig reported 1Q10 consolidated net income of R$ 419,223, compared to consolidated net income of R$ 336,242 in 1Q09, an increase of 24.68%. The higher figure primarily reflects extraordinary adjustments in the first quarter of 2009 as a result of the final value decided by ANEEL for the Company’s Tariff Review, which had a negative impact of R$ 127,000 on the 1Q09 result.

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— Deductions from operational revenues

Deductions from operational revenues in the first quarter of 2010 totaled R$ 1,473,397, 7,92% more than in the first quarter of 2009 (R$ 1,365,329). The main variations between the two years are as follows:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 129,740 in 1Q10, compared to R$ 122,620 in 1Q09, or 5.81% higher year-on-year. This is a contribution for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an ANEEL Resolution. It is a non-controllable cost. The amount passed through to the tariff is the part related to electricity distribution services. For the amount calculated as relating to transmission services, the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

15

Energy Development Account — CDE

The deduction from revenue for the CDE  in the first quarter of 2010 was R$ 110,222, 17.93% higher than in the first quarter of 2009 (R$ 93,462). These payments are specified by a Resolution issued by the regulator, ANEEL. This is a non-controllable cost. The amount for electricity distribution is passed through in full to the distribution tariff, and for the amount related to transmission the Company acts as a collection agent: it is charged to Free Consumers on the invoice for the use of the grid, and paid on by the Company to Eletrobrás.

Global Reversion Reserve — RGR

The deduction from revenue for the RGR was R$ 44,907 in 1Q10 compared to R$ 43,730 in 1Q09. This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff.

The other deductions from revenue are taxes calculated as a percentage of invoiced revenue — hence their variations

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are substantially the same in percentage terms as the changes in revenue.

— Non-controllable costs

Differences between the sums of non-controllable costs (known as “the CVA Account”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets or Liabilities. Complying with the ANEEL Chart of Accounts, some items are allocated as Deductions from operational revenue. Further information is in Explanatory note 9 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. The portion of non-controllable costs actually received in the tariff is transferred to Operational expenses.

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— Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding financial revenue/expenses) totaled R$ 2,151,146 in 1Q10, 22.79% more than in 1Q09 (R$ 1,751,892). This is mainly due to the increases in the costs of electricity bought for resale, and outsourced services, partially offset by the reduction in the amount of operational provisions.  Further information is given in Explanatory Note 29 to the Consolidated Quarterly Information.

The main variations in operational expenses were:

Electricity bought for resale

The expense on electricity bought for resale in the first quarter of 2010 was R$ 1,028,336, 53.06% more than in the first quarter of 2009, when it was R$ 671,842. This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff. Further

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information is given in Explanatory Note 29 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network was R$ 202,919 in 1Q10, 0.62% lower than in 1Q09 (R$ 204,191).

These expenses, set by an ANEEL Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the basic national grid. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Depreciation and amortization

The expense on depreciation and amortization in the first quarter of 2010 was 11.22% higher, at R$ 190,227, than in the first quarter of 2009 (R$ 171.042 million). This result

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arises substantially from the increase in fixed assets due to the ongoing investment in Distribution bussiness, through the Clarear, CresceMinas and Light For Everyone (Luz Para Todos) programs; and also from the amortization of intangible assets represented by the Company’s new client invoicing software.

Operational provisions

Operational provisions in the first quarter of 2010 totaled R$ 23,148, 56.72% less than in the first quarter of 2009 (R$ 53,487). The lower provision mainly reflects the exclusion, in 2010, of a provision of R$ 11,042 for a civil court claim relating to a tariff increase, due to finalization of the court proceedings; as well as lower expense on contingencies for litigation in civil actions in 2010 than 2009. For more information please see Explanatory Notes 23 and 29 to the Consolidated Quarterly Information.

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Gas purchased for resale

The cost of gas purchased for resale in 1Q10 was R$ 49,734, 26.50% more than in 1Q09 (R$ 39,314). This reflects the larger quantity of gas bought in the first quarter of 2010 than in the first quarter of 2009, due to higher volume of operation, of the gas-fired thermal power generation plants, which are Gasmig’s clients.

Outsourced services

The expense on outsourced services in 1Q10 was R$ 183,985, compared to R$ 160,659 in 1Q09, an increase of 14.52% — the highest variations being in expenditure on: communication; maintenance and conservation of facilitiesand electrical equipment; and outsourced contract workers, as follows:

•                  Expenses on communication were 110.89% higher in the first quarter of 2010, at R$ 17,227, than in the first quarter of 2009 (R$ 8,169). This reflects the seasonal effects of renegotiation of contracts — which had not been concluded by the end of March.

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•                  The expense on maintenance and conservation of electrical facilities and equipment in 1Q10 was R$ 42,071, an increase of 35.66% from 1Q09 (R$ 31,013). This variation arises principally from the Company’s higher volume of activity regarding the Company’s Reajustments of contracts as well as the consolidation of the companies acquired by Cemig in the second half of 2009.

•                  The expenses on contracted workers totaled R$ 12,851 in 1Q10, 52.59 % more than in the first quarter of 2009 (R$ 8,422). The difference arises mainly from seasonal effects of renegotiations and of contractual adjustments made with service providing companies in the first quarter of 2010.

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— Financial revenues (expenses)

In the first quarter of 2010 the company reported net financial expenses of R$ 90.642 million, compared to net financial expenses of R$ 37.757 million in the first quarter of 2009. The main factors in this difference are:

•                  Higher revenue from financial investments, at R$ 94,323 in 1Q10, 42.27% more than the revenue of R$ 66,383 in 1Q09, due to a higher volume of cash being invested in this semester.

•                  Revenue from net monetary adjustment on regulatory assets (CVA, the Deferred Tariff Adjustment, and the General Agreement for the Electricity Sector) 96.68% lower in 2010 than 2009: this revenue was R$ 893 in 1Q10, compared to R$ 26,895 in 1Q09. The change is mainly because the value of the regulatory assets had been reduced in 2010 as they were partially paid off by receipt of amounts in the tariff through clients’ electricity bills.

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•                  Expenses on charges for loans and financings totaled R$ 234,691 in 1Q10, compared to R$ 199,809 in 1Q09. This reflects entry of new funding, principally the issue of R$ 2.70 billion in commercial papers by Cemig GT in October 2009.

•                  Higher monetary updating on loans and financings in Brazilian currency, at R$ 31,975, in 1Q10 — the comparison is with R$ 3,816 in 1Q09.  The increase is mainly due to the different behavior of the IGP-M inflation index in the two quarters: the variation in the IGP-M was 0.9153% negative over the first quarter of 2009, and 2.7798% positive over first quarter 2010.

For a breakdown of financial revenues and expenses, see Explanatory Note 30 to the Consolidated Quarterly Information.

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— Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution tax in the first quarter of 2010 totaled R$ 213,370, on profit of R$ 668,659, before tax effects, a percentage of 31.91%. Cemig’s expenses on income tax and the Social Contribution tax in the first quarter of 2009 totaled R$ 187,999, on profit of R$ 571,885, before tax effects, a percentage of 32.87%. These effective rates are compared with the nominal rates in Note 11 to the Consolidated Quarterly Information.

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— Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5025

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CEMIG GT — I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	1st Q. 2010	1st Q. 2009	chge%
Sales to end consumers	470	412	14%
Supply	364	357	2%
CCEE	232	151	54%
Others	10	5	100%
Subtotal	1.076	925	16%
Deductions	(226)	(198)	14%
Net Revenues	850	727	17%

Chart II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	1st Q. 2010	1st Q. 2009	chge%
Personnel	72	69	4%
Depreciation and Amortization	69	56	23%
Charges for Use of Basic Transmission Network	64	72	-11%
Contracted Services	35	24	46%
Forluz – Post-Retirement Employee Benefits	8	7	14%
Materials	4	3	33%
Royalties	35	35	0%
Operating Provisions	—	—	0%
Other Expenses	—	9	0%
Purchased Energy	74	27	174%
Raw material for production	15	—	0%
Total	376	302	25%

Chart III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

	1st Q. 2010	1st Q. 2009	chge%
Net Revenue	850	727	17%
Operating Expenses	(376)	(302)	25%
EBIT	474	425	12%
EBITDA	543	481	13%
Financial Result	(78)	(50)	56%
Provision for Income Taxes, Social Cont & Deferred Income Tax	(133)	(137)	-3%
Employee Participation	(7)	(6)	17%
Net Income	256	232	10%

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CEMIG D – I to IV

Chart I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q08	5.179	4.082	9.261	20,5
2Q08	5.525	4.364	9.889	20,5
3Q08	5.793	4.597	10.390	21,2
4Q08	5.857	4.368	10.225	21,4
1Q09	5.448	3.269	8.717	20,6
2Q09	5.478	3.593	9.071	20,5
3Q09	5.666	3.915	9.581	21,9
4Q09	5.740	4.304	10.043	22,4
1Q10	5.613	4.385	9.998	23,2

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	1st Q. 2010	1st Q. 2009	chge%
Sales to end consumers	2.473	1.803	37%
TUSD	328	262	25%
Subtotal	2.801	2.065	36%
Others	29	32	-9%
Subtotal	2.830	2.097	35%
Deductions	(1.089)	(911)	20%
Net Revenues	1.741	1.186	47%

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Chart III

Operating Expenses (consolidated) - CEMIG D

Values in millions of reais

	1st Q. 2010	1st Q. 2009	chge%
Purchased Energy	877	506	73%
Personnel/Administrators/Councillors	198	201	-1%
Depreciation and Amortization	93	81	15%
Charges for Use of Basic Transmission Network	167	120	39%
Contracted Services	122	105	16%
Forluz – Post-Retirement Employee Benefits	26	23	13%
Materials	22	21	5%
Operating Provisions	14	16	-13%
Other Expenses	43	28	54%
Total	1.562	1.101	42%

Chart IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	1st Q. 2010	1st Q. 2009	chge%
Net Revenue	1.741	1.186	47%
Operating Expenses	(1.562)	(1.101)	42%
EBIT	179	85	111%
EBITDA	272	166	64%
Financial Result	(23)	(8)	188%
Provision for Income Taxes, Social Cont & Deferred Income Tax	(45)	(18)	150%
Employee Participation	(28)	(19)	47%
Net Income	83	40	108%

29

CEMIG Consolidated charge I to XI

Chart I

Statement of Results (Consolidated) - per Company

Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	1st Q. 2010	1st Q. 2009	1st Q. 2010	1st Q. 2009	1st Q. 2010	1st Q. 2009
Net Revenue	2,910	2,362	1,741	1,186	850	727
Operating Expenses	(2,151)	(1,752)	(1,562)	(1,101)	(376)	(302)
EBIT	759	610	179	85	474	425
EBITDA	949	781	272	166	542	481
Financial Result	(90)	(38)	(23)	(8)	(78)	(50)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(214)	(189)	(45)	(18)	(132)	(137)
Employee Participation	(36)	(27)	(28)	(19)	—	—
Minority Shareholders	—	(20)	—	—	257	232
Net Income	419	336	83	40	257	232

Chart II

Sales per Company

Cemig Distribution

1st Quarter 2010 Sales	GWh
Industrial	1,182
Residencial	1,905
Rural	452
Commercial	1,160
Others	913
Sub total	5,612
Wholesale supply	292
Total	5,904

Cemig GT

1st Quarter 2010 Sales	GWh
Free Consumers	4,160
Wholesale supply	3,663
Wholesale supply Cemig Group	2,681
Wholesale supply bilateral contracts	328
Total	654

Independent Generation

1st Quarter 2010 Sales	GWh
Horizontes	7
Ipatinga	23
Sá Carvalho	40
Barreiro	8
CEMIG PCH S.A	11
Rosal	24
Capim Branco	7
Total	219

RME (13,03%)

1st Quarter 2010 Sales	GWh
Industrial	59
Residencial	315
Rural	222
Wholesale supply	2
Commercial	120
Others	136
Total	136

Cemig Consolidated by Company

1st Quarter 2009 Sales	GWh	Participação
Cemig Distribution	5,904	38%
Cemig GT	8,932	58%
Wholesale Cemig Group	915	6%
Wholesale Light Group	219	1%
Independent Generation	(378)	-2%
RME	(74)	0%
Total	15,518	100%

30

Chart III

Operating Revenues (consolidated)

Values in million of Reais

	1st Q. 2010	1st Q. 2009	chge %
Sales to end consumers	3,192	3,041	5%
TUSD	301	274	10%
	66	(265)	-125%
Subtotal	3,559	3,050	17%
Supply + Transactions in the CCEE	376	360	4%
Revenues from Trans. Network	288	179	61%
Gas Supply	90	72	25%
Others	70	66	6%
Subtotal	4,383	3,727	18%
Deductions	(1,473)	(1,365)	8%
Net Revenues	2,910	2,362	23%

Chart IV

Operating Expenses (consolidated)

Values in R$ million

	1st Q. 2009	1st Q. 2008	chge %
Purchased Energy	1,028	672	53%
Personnel/Administrators/Councillors	295	298	-1%
Depreciation and Amortization	190	171	11%
Charges for Use of Basic Transmission Network	203	204	0%
Contracted Services	184	161	14%
Forluz – Post-Retirement Employee Benefits	42	34	24%
Materials	28	26	8%
Royalties	42	36	17%
Gas Purchased for Resale	50	39	28%
Operating Provisions	23	54	-57%
Other Expenses	66	1,752	16%
Total	2,151	951	23%

31

Chart V

Financial Result Breakdown

Values in millions of reais

	1st Q. 2009	1st Q. 2008	chge %
Financial Revenues	233	209	0.11
Income from Investments	94	66	0.42
Fines on Energy Accounts	32	28	0.14
CRC Contract/State (interest + monetary variation)	40	40	—
Monetary variation of Extraordinary Tariff Recomposition and RTD	5	28	(0.82)
Exchange Rate Variations	16	21	(0.24)
PASEP/COFINS	—	(1)	(1.00)
Adjustment to Present Value	6	1	5.00
Derivatives	1	1	—
Others	39	25	0.56
Financial Expenses	(323)	(247)	0.31
Charges on Loans and Financing	(235)	(200)	0.18
Monetary variation of Extraordinary Tariff Recomposition	(4)	(3)	0.33
Exchange Rate Variations	(18)	2	(10.00)
Monetary Variarion Liabilities - Loans and Financing	(32)	(4)	7.00
Provision for Losses from Tariff Recomposition	—	9	(1.00)
Reversal of provision for PIS and Cofins taxes	—	(2)	(1.00)
Losses from Derivatives	(1)	(21)	(0.95)
Other	(33)	(28)	0.18
Financial Result	(90)	(38)	1.37

32

Chart VI

Statement of Results (Consolidated)

Values in millions of reais

	1st Q. 2009	1st Q. 2008	chge %
Net Revenue	2,910	2,362	23%
Operating Expenses	(2,151)	(1,752)	23%
EBIT	759	610	24%
EBITDA	949	781	22%
Financial Result	(90)	(38)	137%
Provision for Income Taxes, Social Cont & Deferred Income Tax	(214)	(189)	13%
Employee Participation	(36)	(27)	33%
Minority Shareholders	—	(20)	—
Net Income	419	336	25%

Chart VIII

Share Ownership

Number of shares as of march 31, 2010

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	138,175,720	51	—	—	138,175,720	22
Southern Electric Brasil Part. Ltda.	89,383,266	33	—	—	89,383,266	14
Other:	—	—	—	—	—	—
Local	31,238,184	11	90,826,345	26	122,064,529	20
Foreigners	12,357,073	5	258,396,304	74	270,753,377	44
Total	271,154,243	100	349,222,649	100	620,376,892	100

* Southern Electric Brasil Participações Ltda

33

Chart IX

BALANCE SHEETS (CONSOLIDATED)

ASSETS

Values in millions of reais

	1st Q. 2010	2009
CURRENT ASSETS	9,557	9,444
Cash and Cash Equivalents	4,495	4,425
Consumers and Distributors	2,223	2,107
Consumers — Rate Adjustment	148	227
Dealership - Energy Transportation	406	396
Dealers - Transactions on the MAE	45	46
Tax Recoverable	1,018	894
Materials and Supplies	43	35
Prepaid Expenses - CVA	368	754
Tax Credits	158	142
Regulatory Assets	—	—
Deferred Tariff Adjustment	78	83
Other	575	335
NONCURRENT ASSETS	3,784	3,821
Account Receivable from Minas Gerais State Government	1,787	1,824
Consumers — Rate Adjustment	—	—
Prepaid Expenses - CVA	53	200
Tax Credits	647	572
Dealers - Transactions on the MAE	—	—
Recoverable Taxes	226	228
Escrow Account re: Lawsuits	717	628
Consumers and Distributors	194	161
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	160	208
	16,709	15,601
Investments	23	26
Property, Plant and Equipment	14,575	13,863
Intangible	2,111	1,712
TOTAL ASSETS	30,050	28,866

34

Chart X

BALANCE SHEETS (CONSOLIDATED)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of reais

	1st Q. 2010	2008
CURRENT LIABILITIES	6,162	8,721
Suppliers	924	852
Taxes payable	718	617
Loan, Financing and Debentures	1,701	4,280
Payroll, related charges and employee participation	380	451
Interest on capital and dividends	950	954
Employee post-retirement benefits	107	94
Regulatory charges	364	324
Other Obligations - Provision for losses on financial instruments	498	493
Regulatory Liabilities - CVA	520	656
NON CURRENT LIABILITIES	13,157	9,862
Loan, Financing and Debentures	10,124	7,014
Employee post-retirement benefits	1,278	1,179
Taxes and social charges	706	603
Reserve for contingencies	559	495
Other	419	343
Prepaid expenses - CVA	71	228
PARTICIPATION IN ASSOCIATE COMPANIES	—	7
SHAREHOLDERS’ EQUITY	10,731	10,276
Registered Capital	3,102	3,102
Capital reserves	3,969	3,969
Income reserves	3,178	3,178
Acumulated Income	455	—
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,050	28,866

35

Chart XI

Cash Flow Statement (consolidated)

Values in million of Reais

	1st Q. 2009	1st Q. 2008
Cash at start of period	4,425	2,284
Cash from operations	1,287	638
Net income	419	336
Depreciation and amortization	190	171
Suppliers	(77)	67
Deferred Tariff Adjustment	—	119
Other adjustments	755	(55)
Financing activity	73	76
Financing obtained	3,197	192
Payment of loans and financing	(3,124)	(116)
Investment activity	(1,290)	(292)
Investments outside the concession area	39	22
Investments in the concession area	(1,329)	(337)
Special obligations - consumer contributions	—	23
Cash at the end of period	4,495	2,706

36

2.                                                                                       Summary of Principal Decisions of the 482nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 6, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 482nd meeting, held on April 06, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•                  Substitution of guarantees for the financing contract for the Santo Antônio Power Plant

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

3.                                                                                       Summary of Principal Decisions of the 110th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 6, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 110th meeting, held on April 06, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

•                  Substitution of guarantees for the financing contract for the Santo Antônio Power Plant

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

4.                                                                                      Market Announcement, Explanations in Response to BM&FBovespa Official Letter GAE/CREM-514/10 of April 1, 2010, Companhia Energética de Minas Gerais – CEMIG, April 13, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Explanations in response to

BM&FBovespa Official Letter GAE/CREM-514/10 of 04/01/2010

Question by BM&FBovespa

BM&FBovespa requests us to inform whether the inclusion in Cemig’s scope of the activity of developing and commercially operating telecommunications and information systems, as a result of Minas Gerais State Law 18695 of 01/05/2010, to be decided in the General meeting of Stockholders to be held on 04/29/2010, will give stockholders the right to withdraw from the Company, through reimbursement of their shares, under Article 137 of Law 6404/76, and, if so, to specify:

•                  Which stockholders will have the right to state a position, that is to say, the stockholders of record on which date will have the right to dissent from the decisions of the said meeting.

•                  The amount of the reimbursement, in R$/share.

•                  What procedures stockholders should adopt to state their position to the Company.

They also request information on the amount in R$/share to be distributed as dividends, as per Proposal by the Board of Directors, total and per installment, and also the date foreseen for credit of the shares arising from the stock dividend.

Reply by CEMIG

Dear Sirs,

In response to your request, through BM&FBovespa Official Letter GAE/CREM-514/10, of 04/01/2010, we advise you that Cemig, in compliance with Article 237 of Law 6404/76, published the convocation to the General Meeting of Stockholders to be held on 04/29/2010, for the purpose of adapting its Bylaws to the terms of Minas Gerais State Law 18695, of 01/05/2010, which explicitly stated, among its corporate objects, the activities of developing and commercially operating telecoms and information services.

On this question, we point out that that are reasonable justifications for Article 137 of Law 6404/76 not applying — that Article specifies the right of stockholders to withdraw from the Company, via reimbursement of their shares, as a result of a change in the company’s objects, described in sub-item VI of Article 136, having in mind that:

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

1 —                         The purpose of inclusion in the scope of the company’s objects of the activities mentioned in State Law 18695/2010 is only to make explicit activities that are indirectly related to the Company’s objects, such as telecommunications, which the Company already was operating, through intermediation of the use of the networks and facilities for the transport and distribution of electricity, through its subsidiary Empresa de Infovias S.A.

2 —                         Cemig will continue to operate in the various fields of energy, from any of its sources, for economic and commercial operation, constructing and operating systems including electricity generation, transmission, distribution and sales systems, and also to carry out activities directly or indirectly related to this Object;

In the present case it is perceived that the activities mentioned may be clearly comprehended as complementary to or an integral part of those of Cemig’s Bylaws, and it should be pointed out that the use of the facilities of the electricity distribution facilities as a means of transport for communication of digital or analog signals, through the system known as Power Line Communications — PLC, was recently regulated by Aneel through its Normative Resolution 375, of August 25, 2009.

This being so, we believe that the possibility of withdrawal referred to by Law 6414/76 does not apply to the changes in the Bylaws to be decided by the AGM of 04/29/2010.

In relation to the dividends to be distributed, as per the Proposal of the Board of Directors, in the amount of R$ 930,720,000, we inform you as follows:

•      Total amount in R$/share (ON/PN) to be distributed: R$ 1.500859536

•      Amount in R$/share (ON/PN) of the 1st installment: R$ 0.750429768

•      Amount in R$/share (ON/PN) of the 2nd installment: R$ 0.750429768

•      Date scheduled for credit of the shares arising from the stock dividend (available for trading): May 5, 2010.

Belo Horizonte, April 13, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

2

5.                                                                                      Summary of Principal Decisions of the 483rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 15, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 483rd meeting, held on April 15, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.              Software licensing contract with SAP Brasil Ltda.

2.              Group life insurance.

3.              Appointments of Chief Officers of Cemig to the management of Gasmig (Companhia de Gás de Minas Gerais).

4.              Stockholding restructuring for the Public Offer to Purchase Shares in Transmissora Aliança de Energia Elétrica S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

6.                                                                                      Summary of Principal Decisions of the 111th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 15, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 111st meeting, held on April 15, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.              Annual Social and Environmental Responsibility Report for the business year 2009.

2.              Signing of an amendment to transmission services contract with the National Electricity System Operator (ONS).

3.              Signing of an amendment to contract for use of the transmission system with the National Electricity System Operator (ONS).

4.               Donation under tax incentive provisions:

(Vita Vida Project of Servas — The Voluntary Social Assistance Service organization).

5.              Declaration of Interest on Equity.

6.              Decision in favor of the Executive Board, periodically, declaring Interest on Equity.

7.               Stockholding restructuring for the Public Offer to Purchase Shares in Transmissora Aliança de Energia Elétrica S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

7.                                                                                      Summary of Principal Decisions of the 104th Meeting of the Board of Directors, Cemig Distribuição S.A., April 15, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 104th meeting, held on April 15, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Annual Social and Environmental Responsibility Report of Cemig D for the business year 2009.

2.               Signing of working agreements: the Cities of the Future Project.

3.               Signing of an amendment to a contract with SAP Brasil Ltda.

4.               Declaration of Interest on Equity.

5.               Decision in favor of the Executive Board, periodically, declaring Interest on correctly.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

8.                                                                                       Market Announcement, Notice of Significant Stockholding in CEMIG Shares by Lazard Asset Management LLC, Companhia Energética de Minas Gerais – CEMIG, April 15, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 33300266003

MARKET ANNOUNCEMENT

ADVICE OF 5% POSITION IN CEMIG SHARES

Companhia Energética de Minas Gerais (Cemig), a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002, and its commitment to best corporate governance practices, informs the public that it has received correspondence from the stockholder Lazard Asset Management LLC, with the following content:

“April 15, 2010

To

CVM — Brazilian Securities Commission

Rua Sete de Setembro 111, 33rd Floor

20159-900 Rio de Janeiro, RJ, Brazil

Att: Companies Monitoring Unit

Copies to:

Cia Energética de Minas Gerais

Av Barbacena 1200

Santo Agostinho

30123-970 Belo Horizonte, MG, Brazil

São Paulo Stock Exchange

Rua XV de Novembro 275

01013-001 São Paulo, SP, Brazil

Re: Position in the ADRs of Cia. Energética de Minas Gerais (“the Company”)

Dear Sir/Madam,

In accordance with Article 12 of CVM Instruction 358, Lazard Asset Management LLC hereby gives notice that: (i) on April 14, 2010 the total holding in shares of the Company was 17,497,213 shares, corresponding to 5.01% of the total of the shares issued by Cia. Energética de Minas Gerais ADR (US2044096012); (ii) the total holding in shares referred to is the aggregate of shares held by funds and client accounts managed by Lazard Asset Management LLC; (iii) the acquisition of the above holding is not a case of acquisition of control of the Company, but of investment, which does not seek to change the Company’s management, nor the composition of its stockholding control or functioning.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

Yours,

Michael Pipala

Compliance Office

Lazard Asset Management LLC

Phone: 212-632-6095

Fax: 212-332-5914”

We further advise the public that this correspondence is filed at the head office of Cemig, at Avenida Barbacena 1200, 5th Floor, in this city of Belo Horizonte, Minas Gerais State.

Belo Horizonte, April 15, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

2

9.                                                                                      Summary of Minutes of the 475th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 28, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 475th MEETING

Date, time and place:                                             January 28, 2010, at 9.30 a.m., at the company’s head office,

Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:                                                  Chairman:        Djalma Bastos de Morais;

Secretary:        Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II          The Board approved the minutes of this meeting.

III        The Board authorized:

1                Signing, as consenting party, of the following amendments:

a)              Fourth Amendment to Concession Contract Nº 042/2001, between Empresa Amazonense de Transmissão de Energia S.A. — EATE and the National Electricity Agency — Aneel, with Alupar Investimento S.A. (Alupar) also as consenting party;

b)             Fourth Amendment to Concession Contract Nº 088/2000, between Empresa Catarinense de Transmissão de Energia S.A. — ECTE  and Aneel, with Alupar, Centrais Elétricas de Santa Catarina S.A. (Celesc) and MDU Sul Transmissão de Energia Ltda. also as consenting parties;

c)              Fourth Amendment to Concession Contract Nº 085/2002, between Empresa Norte de Transmissão de Energia S.A. — ENTE and Aneel, with Alupar, Celesc and MDU Sul Transmissão de Energia Ltda. also as consenting parties;

d)             Fourth Amendment to Concession Contract Nº 083/2002, between Empresa Regional de Transmissão de Energia S.A. — ERTE and Aneel, with Alupar, Celesc and MDU Sul Transmissão de Energia Ltda. also as consenting parties; and

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

e)              Fifth Amendment to Concession Contract Nº 043/2001, between Empresa Paraense de Transmissão de Energia S.A. — ETEP and Aneel, with Alupar as consenting party;

• to formalize the stockholding restructuring of these companies.

2                Opening of Administrative Tender Proceedings in Competition through Pre-qualification mode, with pre-qualification and subsequent contracting, based on the proposals of lowest cost for the companies, of law offices with renowned specialization in Environmental, Administrative, Employment, Social Security, Corporate Equity Structure, Capital Markets, Regulatory, Third-party Liability and Tax Law, for a period of 5 years, the respective costs to be appropriated and specified, proportionately, in the budgets of Cemig, Cemig D and Cemig GT.

IV        The following spoke on general matters and business of interest to the Company:

The Chairman:
Board members:	Evandro Veiga Negrão de Lima,	André Araújo Filho.
Chief Officers and Board members:	Marco Antônio Rodrigues da Cunha.
Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

André Araújo Filho,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Sérgio Machado Ribeiro,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sergio Vasconcelos David,

Marco Antonio Rodrigues da Cunha.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2

10.                                                                                Summary of Minutes of the 105th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 28, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 - NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 105TH MEETING

Date, time and place:	January 28, 2010, at 3.00 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                             The Board approved the minutes of this meeting.

III                         The Board authorized:

A)              Signing of the First Amendment to the Instrument of Non-remunerated Transfer of the Barão de Cocais 3 Substation, with Vale S.A., to replace Appendices I and II, which are, respectively, a list of the facilities transferred and a list of the spare parts and technical reserve items of the facilities transferred, backdated to and with effect from October 25, 2006; to change the name-reference to Vale S.A., in Item I of the preamble to the Contract; and to grant quittance for all past and present events in relation to the contractual obligations already carried out.

B)                Opening of Administrative Tender Proceedings, and contracting of Operational Risk Insurance, directly with the insurance company, for a period of 12 months, able to be extended, upon issuance of endorsements to the policies, for up to 60 months, to transfer the financial risk arising from possible accidents in generators, rotors or power equipment of the principal facilities of the companies Cemig GT, Cemig D, the Cemig CEB Consortium (Queimado Hydroelectric Plant), Rosal Energia S.A., Sá Carvalho S.A. and Cemig PCH S.A.;

C)                Signing, as consenting party, of one or more Commitment Undertakings for Injection of Capital and Other Matters, between Banco Itaú BBA S.A. and Empresa Amazonense de Transmissão de Energia S.A. — EATE, with Empresa Brasileira de Transmissão de Energia S.A — EBTE also as consenting party.

D)               Increase of the Registered Capital of EBTE, up to the limit of R$ 93 million, if this becomes necessary to honor payments of interest and/or amortization of the bridge loan, it being the responsibility of Cemig GT to subscribe and pay up 49% of the shares to be issued in any such increase.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

E)                 Vote by the representative of Cemig GT in the Extraordinary General Meeting of Stockholders of EBTE that decide on any increases of capital referred to in this Item III, sub-clause “D”.

F)                 Increase in the registered capital of Brasnorte Transmissora de Energia S.A. — Brasnorte up to the limit of two hundred and forty four million, fifty one thousand, nine hundred ninety nine Reais and sixty four centavos; ratifying the vote in favor by the representatives of Cemig GT in the meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. in relation to the vote in favor at the EGM of Brasnorte relating to:

Maintenance of the original decision of the Board of Directors of Brasnorte, taken on August 27, 2009, not to contract financing with the Amazon Development Agency (ADA), due to formal and material inconsistencies in the project initially delivered for consideration by that Agency and the increase in capital of Brasnorte in September 2009, decided in an Extraordinary General Meeting.

Orientation for Brasnorte to seek the best conditions available on the market from commercial banks, in an amount sufficient to cover its cash needs, with cost of debt servicing (principal plus interest) compatible with its cash availability.

Authorization, in the event of it not been possible to obtain a full amount equal to the cash requirement, for the remaining amount to be injected by the stockholders, maintaining Brasnorte’s present stockholding structure.

Orientation for efforts to be made, in parallel, to obtain alternative sources of financing with development banks, including the ADA, provided that the application is properly constituted, obeying best legal and market practices.

G)                Vote, by the representatives of Cemig GT in the Extraordinary General Meeting of Stockholders of Transmissora Aliança de Energia Elétrica S.A. — Aliança, in favor of the following matters:

Approval of the Amendment to the Protocol and Justification of Partial Split of Transmissora do Atlântico de Energia Elétrica S.A. — Taesa with transfer of the separated part to Transmissora Alterosa de Energia S.A. — Alterosa, followed by the absorption of Taesa by Aliança.

Re-ratification of the approval of the Valuation Opinion on the assets and liabilities of Taesa absorbed by Aliança, made with base date November 30, 2009, taking into account the adjustment of the accounting value of the net assets and liabilities of Taesa.

Ratification of the other matters approved by the EGM held on December 28, 2009.

Authorization for the Chief Officers of the Company to carry out all the other acts necessary for implementation of the absorption.

Authorization for updating of the stated amount of the registered capital of Aliança, to one billion three hundred and twelve million five hundred and thirty five thousand one hundred and ninety three Reais and twenty eight centavos, with consequent change in the head paragraph of Clause 5 of the Bylaws of that Company, to contain the updated value.

H)               Vote, by the representatives of Cemig GT in the Extraordinary General Meeting of Stockholders of Transmissora Alterosa de Energia Elétrica S.A. — Alterosa, in favor of the following matters:

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Approval of the Amendment to the Protocol and Justification of Partial Split of Transmissora do Atlântico de Energia Elétrica S.A. — Taesa with transfer of the separated part to the Company, followed by absorption of Taesa by Aliança.

Re-ratification of the approval of the Valuation Opinion on the assets and liabilities of Taesa transferred to Aliança, made with base date November 30, 2009, taking into account the adjustment of the accounting value of the net assets and liabilities of Taesa.

Ratification of the other approvals made by the EGM held on December 28, 2009.

Approval of the increase in the Registered Capital of Alterosa by thirty four million two hundred fifty three thousand five hundred and four Reais and two centavos, through capitalization of the Capital Reserve, with consequent alteration of the Bylaws.

Authorization for the Management of the Company to carry out all the other acts necessary for implementation of the Partial Split and capital increase.

I)                    Opening of Administrative Tender Proceedings in the Competition through Pre-qualification mode, and pre-qualification and subsequent contracting, based on the proposals of lowest cost for the companies, of law offices with renowned specialization in Environmental, Administrative, Employment, Social Security, Corporate Equity Structure, Capital Markets, Regulatory, Third-party Liability and Tax Law, for a period of five years, the respective costs to be appropriated and specified, proportionately, in the budgets of Cemig, Cemig D and Cemig GT.

IV                         The Board re-ratified CRCA-038/2009, changing the conditions of financing to be contracted with Finep (Studies and Projects Financing Agency) under the Inova Brasil Program, for the feasibility studies for Hydroelectric Power Sources , the other provisions of that CRCA being unchanged.

V                            The following spoke on general matters and business of interest to the Company:

The Chairman:
Board members:	Evandro Veiga Negrão de Lima, André Araújo Filho,	Guy Maria Villela Paschoal, João Camilo Penna.
Chief Officer and Board member:	Marco Antônio Rodrigues da Cunha.
Chief Officers:	Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla.
Ricardo Luiz Diniz Gomes.

The following were present:

Board members:

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

André Araújo Filho,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Sérgio Machado Ribeiro,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sergio Vasconcelos David,

Marco Antonio Rodrigues da Cunha.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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11.                                                                                 Summary of Minutes of the 99th Meeting of the Board of Directors, Cemig Distribuição S.A., January 28, 2010

Cemig Distribuição S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 - NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 99th MEETING

Date, time and place:	January 28, 2010, at 2.00 p.m., at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                            The Board approved:

a)                           Participation in the tender for contracting to renew Operational Risk Insurance, directly with the insurance company, to be carried out by Cemig GT, to transfer the financial risks arising from possible accidents in the power equipment of the principal facilities of Cemig D, for a period of 12 months, renewable up to a maximum period of 60 months.

b)                          the minutes of this meeting.

III                       The Board authorized opening of Administrative Tender Proceedings in the Competition through Pre-qualification mode, and pre-qualification and subsequent contracting, based on the proposals of lowest cost for the companies, of law offices with renowned specialization in Environmental, Administrative, Employment, Social Security, Corporate Equity Structure, Capital Markets, Regulatory, Third-party Liability and Tax Law, for a period of 5 years, the respective costs to be appropriated and specified, proportionately, in the budgets of Cemig, Cemig D and Cemig GT.

IV                       The following spoke on general matters and business of interest to the Company:

The Chairman:
Board members:	Evandro Veiga Negrão de Lima, André Araújo Filho,	Guy Maria Villela Paschoal, João Camilo Penna.
Chief Officer and Board member:	Marco Antônio Rodrigues da Cunha.
Chief Officer:	Bernardo Afonso Salomão de Alvarenga.
Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

André Araújo Filho,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Sérgio Machado Ribeiro,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sergio Vasconcelos David,

Marco Antonio Rodrigues da Cunha.

Chief Officer:	Bernardo Afonso Salomão de Alvarenga.
Superintendent:	Ricardo Luiz Diniz Gomes.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

12.                                                                                 Market Announcement, Information on CVM Official Letter CVM/SEP/GEA-1/Nº 166/2010, of April 22, 2010 Regarding Re-presentation of Convocation and Proposal, Companhia Energética de Minas Gerais – CEMIG, April 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ  17.155.730/0001-64  —  NIRE 33300266003

MARKET ANNOUNCEMENT

Information on CVM Official Letter

CVM/SEP/GEA-1/Nº 166/2010, of April 22, 2010

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

In compliance with CVM Official Letter CVM/SEP/GEA-1/Nº 166/2010 of April 22, 2010, it has re-presented the Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 29, 2010.

That Official Letter ordered re-presentation of the said proposal, with the following requirements:

“Art. 9, Sub-item III of CVM Instruction 481/09

– Comment by the Managers on the company’s financial situation, in the terms of Item 10 of the Reference Form:

Item 10.6, sub-clause ‘a’ — The Company must complement the information with the Chief Officers’ comments on the efficiency of the internal controls, in view of the certification in 2009.

Art. 9º, § 1º, Sub-item II of CVM Instruction 481/09

– Proposal for allocation of the net profit:

The Company must present the proposal for allocation of the net profit in the terms of Appendix 9-1-II of CVM Instruction 481/09.

Article 10 of CVM Instruction 481/09

– Election of the members of the Board of Directors or of the Audit Board, Items 12.6 to 12.10 of the Reference Form:

Item 12.6, sub-clause ‘h’ — The Company must correct the period of office of the candidates for the Audit Board Mr. Arcângelo Queiroz and Mr. Djalma Bastos de Morais — it should be until the next AGM, and not 3 years as indicated.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

Art. 11 of CVM Instruction 481/09

– Changes to the Bylaws:

The Company must supply a copy of the Bylaws containing, highlighted, the proposed changes, as specified by Sub-item I of the Article above referred to.

Art. 12 of CVM Instruction 481/09

– Remuneration of the managers, in accordance with Item 13 of the Reference Form:

1.               Item 13.1, sub-clauses ‘a’ to ‘e’ – the Company must give the required information

2.               Item 13.2 – The Company must correct (the PDF has amounts cut off at the edges) and complement the information provided, including identifying the business year of 2009 and the remuneration expected for the current business year. The Company must also specify what is included in the item “others” of the “fixed annual remuneration”.

3.               Item 13.3 – The Company must give the information that is requested with the relevant degree of detail.

4.               The Company must give the information that is requested with the relevant degree of detail, and also make clear whether the plan includes contributions by the sponsor, and if so, state separately the amount for the managers in 13.2.

5.               Item 13.11 – The Company must revise the information and fill in the table on an annual basis for the last 3 business years.

6.               Item 13.15 – The Company should revise the table and give the information that is required.

Art. 14 of CVM Instruction 481/09

– Decision on increase of capital:

The Company must present the proposal for increase in capital in the terms of Appendix 14 of CVM Instruction 481/09.

In relation to the Proposal for authorization to the company’s representative, in the AGM of Cemig Distribuição S.A. and the AGM of Cemig Geração e Transmissão, to vote in favor of approval of the accounts, allocation of profit, decision on the form and date of payment of Interest on Equity and election of the members of the Audit Board and Board of Directors of those subsidiaries, the Proposals by the Managements of the said Companies should similarly obey the provisions of Article 6 of CVM Instruction 481/09, in particular, those of Sub-item II, making available the documents related to the matters to be decided in the AGMs.”

The Proposal by Management with the changes requested is available on the Investor Relations site of Cemig at the address http://ri.cemig.com.br.

Belo Horizonte, April 23, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

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13.                                                                                 Replaced Convocation and Proposal by the Board of Directors to The Ordinary and Extraordinary General Meeting of Stockholders to be held on April 29, 2010, Companhia Energética de Minas Gerais – CEMIG, April 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held concurrently, on April 29, 2010 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

2                              Allocation of the net profit for the year 2009, in the amount of R$ 1,861,403,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                              Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 930,702,000.

4                              Authorization, verification and approval of the increase in the Registered Capital from R$ 3,101,884,460.00 to R$ 3,412,072,910.00 with issuance of 62,037,690 new shares, upon capitalization of R$ 310,188,450.00, of which R$ 294,940,290.26 shall come from part of the Retained Earnings Reserve and R$ 15,248,159.74 from incorporation of portions paid as principal, updated until December 1995, under the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account, a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

5                              Authorization for the Executive Board:

•                  to take measures in relation to the stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with nominal value of R$ 5.00, receivable by holders of the shares in the Registered Capital of R$ 3,101,884,460.00 whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders is held;

•                  to sell sale on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  to establish that all the shares resulting from the said bonus shall have the same rights as those shares from which they originate;  and

•                  to pay to the stockholders, proportionately, the result of the sum of the fractions remaining jointly with the first installment of the dividends for the year 2009.

6                              Consequent redrafting of the Head paragraph of Article 4º of the Bylaws, as a result of the above-mentioned increase in the Registered Capital.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7                              Alteration of Clause 1 of the Company’s Bylaws, and also of its first Paragraph, as a consequence of Law 18695, of January 5, 2010, which includes development and commercial operation of telecommunications and information systems within the scope of the company’s activities.

8                              Change in the composition of the Board of Directors, as a result of resignation.

9                              Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

10                        Setting of the remuneration of the Company’s Managers.

11                        Authorization for the representative of the Company in the Ordinary General Meeting of stockholders of Cemig Distribuição S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)             Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)              Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)             Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

12                        Authorization for the representative of the Company in the Ordinary General Meeting of stockholders of Cemig Geração e Transmissão S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)             Allocation of the net profit for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)              Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)             Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 27, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, March 23, 2010.

Sérgio Alair Barroso

Chairman of the Board of Directors

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, ON

APRIL 29, 2010

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

— whereas:

a)              the financial statements for 2009 report net profit of R$ 1,861,403,000, and Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 27 to 31 of the Bylaws make provisions for this Board to present a proposal for allocation of that profit;

b)             Article 199 of that Law requires that the balance of Profit Reserves may not exceed the Registered Capital and that when it does reach that limit, a General Meeting of Stockholders shall decide on the application of the excess as an increase in capital or in distribution of dividends;

c)              on December 31, 2009, the amount of Cemig’s Profit Reserves totaled R$ 3,177,248,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2009, resulting in an excess balance of R$ 75,364,000 in relation to the Registered Capital of R$ 3,101,884,000;

d)             to comply with the said Law, the Company should increase its Registered Capital using the balance on the Profit Reserve account;

e)              Clause 5 — Incorporation to the Registered Capital — of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, signed on May 31, 1995, between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital under “Donations and Subventions for Investments”;

f)                the payments made in 2009 by the State of Minas Gerais in relation to installments numbers 9 and 10 of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 15,248,159.74 (fifteen million two hundred and forty eight thousand one hundred and fifty nine Reais and seventy four centavos);

g)             Law 18695, of January 5, 2010, gave new drafting to Sub-item II of Paragraph 2 of Law 8655 of September 18, 1984, which governs the change in the name of Centrais Elétricas de Minas Gerais S.A.-Cemig to Companhia Energética de Minas Gerais – Cemig and expanded in its corporate objects, among other matters;

h)             Law 18695/2010 includes development and commercial operation of telecommunications and information systems within the Company’s corporate objects;

I)                Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold their Annual General Meetings by April 30, 2010;

j)                 Clause 21, §4, sub-clause “g” of Cemig’s Bylaws states as follows:

“Clause 21…

§4                           The following decisions shall require a vote by the Executive Board: ...

g)             approval, upon a proposal by the CEO, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of declarations of vote in General Meetings of Stockholders of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia in which the Company has holdings or participation, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters is that of General Meeting of Stockholders, and the decisions should obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan; …”

— now proposes to you the following:

I)              Allocation of the net profit for 2009, in the amount indicated above, as follows:

1)              R$ 93,070,000, being 5% of the net profit, to be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws;

2)              R$ 818,797,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 077/2009;

3)              R$ 6,825,000 should be allocated to the Profit Retention Reserves Account, corresponding to US$3,920,000 on December 31, 2009, for injection of capital into Transchile Charrúa Transmisión S.A., as per CRCA-047/2009, of August 14, 2009, and CRCA-075/2009, of February17, 2009;

3)              R$ 5,090,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Serviços S.A., as per CRCA-050/2009, of August 28, 2009, and CRCA-074/2009, of December 17, 2009;

5)              R$ 930,702,000 to be allocated as obligatory dividends to the Company’s stockholders, in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation;

6)              R$ 6,919,000 should be allocated for offsetting of a prior year adjustment in a subsidiary.

— the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of Cemig’s Cash Budget for 2010, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

II)            Authorization, verification and approval of the increase in the Registered Capital:

from:                                                                             R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty-four thousand four hundred and sixty Reais)

to:                                                                                              R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy-two thousand nine hundred and ten Reais)

with issuance of:                62,037,690 (sixty-two million thirty-seven thousand six hundred and ninety) new shares,

of which                                     27,115,425 (twenty-seven million one hundred and fifteen thousand four hundred and twenty-five) will be nominal shares each with par value of R$ 5.00 (five Reais)

and                                                               34,922,265 (thirty-four million nine hundred and twenty-two thousand two hundred and sixty-five) will be nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of

R$ 310,188,450.00 (three hundred and ten million one hundred and eighty-eight thousand four hundred fifty Reais),

of which                                     R$ 294,940,290.26 (two hundred and ninety-four million nine hundred and forty thousand two hundred and ninety Reais and twenty-six centavos) shall come from part of the Retained Profits Reserve

and                                                               R$ 15,248,159.74 (fifteen million two hundred forty-eight thousand one hundred and fifty-nine Reais and seventy-four centavos) from incorporation of portions paid in 2009 as principal updated until December 1995,  in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

— a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

III)        Consequent redrafting of the Head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4 —               The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred and twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)            298,269,668 (two hundred and ninety eight million two hundred and sixty nine thousand six hundred and sixty eight) nominal common shares each with par value of R$ 5.00 (five Reais);

b)           384,144,914 (three hundred and eighty four million one hundred and forty four thousand nine hundred and fourteen) nominal preferred shares each with par value of R$ 5.00.”.

IV)        Authorization for the Executive Board to take the following measures in relation to the stock dividend:

1)              to attribute a stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with par value of R$ 5.00, to holders of the shares in the Registered Capital of R$ 3,101,884,460.00 (three billion one hundred one million eight hundred and eighty-four thousand four hundred and sixty Reais) whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders which decided on this proposal is held;

2)              to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

3)              to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

4)              to pay to the stockholders, proportionately, the result of the sum of the remaining fractions together with the first installment of the dividends for the year 2009.

V)            Alteration of the drafting of Article 1, and its Paragraph One, of the Company’s bylaws, to the following:

“Clause 1:                      Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunications and information systems.

§1                             The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.”;

VI)        Orientation of the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig D and Cemig GT, also to be held on April 29, 2009, to vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)                                    Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)                                   Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)                                    Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)                                   Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

Cemig GT:

a)                                    Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)                                   Allocation of the net profit for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)                                    Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)                                   Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 23, 2010,

(Signed:) Sergio Alair Barroso — Chairman	Evandro Veiga Negrão de Lima — Member
Djalma Bastos de Morais — Vice-Chairman	Fernando Henrique Schüffner Neto — Member
Adriano Magalhães Chaves — Member	Francelino Pereira dos Santos — Member
André Araújo Filho — Member	Guy Maria Villela Paschoal — Member
Antônio Adriano Silva — Member	João Camilo Penna — Member
Arcângelo Eustáquio Torres Queiroz — Member	Roberto Pinto Ferreira Mameri Abdenur — Member

APPENDIX 1

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CASH BUDGET FOR 2010

Amounts in current R$ ’000

Item	Total 2010 (*)	AV %

A – INITIAL Balance	656,704	—

B – FUNDS	1,648,289	100.0
Other	28,878	1.8
Capital resources	1,619,411	98.2

C – DISBURSEMENTS	1,983,464	100.0
Capital expenditure program	928,754	46.8
Expenses budget	68,288	3.4
Taxes	—	—
Debt servicing	32,633	1.6
Dividends	953,789	48.1
Extraordinary dividends	—	—

D – FINAL BALANCE (A+B-C)	321,529	—

(*)   Approval by the Board meeting of December 23, 2009, with the following adjustments:

•  Adjustment in the item Capital Resources, with the use of the dividends specified in the proposal for allocation of profit of Cemig D and Cemig GT.

•  Replacement of the item Initial cash balance by the actual cash balance at December 31, 2009.

•  Adjustment in the dividends to be paid, with the use of the dividends specified in the proposal for allocation of profit.

APPENDIX 2

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2010

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

December 31, 2009 R$ ’000
Calculation of the minimum dividends for the preferred shares under the Bylaws
Nominal value of the preferred shares	1,746,113
Percentage applicable to the above	10.00%
Value of dividends by the first payment criterion	174,611

Stockholders’ equity	10,275,505
Percentage of Stockholders’ equity represented by the preferred shares (net of shares held in Treasury)	56,27%
Portion of Stockholders’ equity represented by the preferred shares	5,782,027
Percentage applicable to the above	3.00%
Value of dividends under the second payment criterion	173,461

Minimum dividend for the preferred shares under the Bylaws	174,611

Obligatory dividend
Net profit for the year	1,861,403
Obligatory dividend — 50.00% of net profit	930,702

Net dividends proposed:	930,702

Total dividend for the preferred shares	523,911
Total dividend for the common shares	406,791

Dividend per share - R$

Minimum dividend for the preferred shares under the Bylaws	0.50
Obligatory dividend	1.50
Dividend proposed	1.50

APPENDIX 3

Proposal for allocation of net profit (in accordance with Appendix 9-1 II CVM Instruction 481/2009)

1.                                      State the net profit for the business year.

R$ 1,861,403,000.

2.                                      State the total amount of dividends and the amount per share, including interim dividends and Interest on Equity already declared.

R$ 930,702,000, equivalent to R$ 1.50 per share.

No interim dividends or Interest on Equity were declared.

3.                                      State the percentage of the net profit for the business year that was distributed.

50% (fifty per cent).

4.                                      State the global amount of dividends distributed based on the profits of previous business years, and the amount per share.

Not applicable.

5.                                      State, after deduction of the interim dividends and Interest on Equity already declared:

(No interim dividends or Interest on Equity were declared.)

a.               The gross amount of dividends and Interest on Equity, separated, for each type and class of share.

Dividends:

R$ 523,911,000 for preferred shares and

R$ 406,791,000 for common shares.

b.              The form and period of payment of the dividends and Interest on Equity.

The dividends and Interest on Equity will be paid in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

c.               Any application of monetary updating and interest on the dividends and Interest on Equity.

There is no provision for updating.

d.              Date of declaration of payment of the dividends and Interest on Equity considered for identification of the stockholders who will be entitled to receive it.

29/04/2010.

6.                                      In the event that there has been a declaration of dividends for Interest on Equity based on profit ascertained based on 6-monthly or more frequent financial statements:

(Not applicable.)

a.               State the amount of the interim dividends or Interest on Equity already declared.

Not applicable.

b.              State the date of the respective payments.

Not applicable.

7.                                      Provide a comparative table indicating the following amounts for each type and class of share:

a.               Net profit for the business year and for the 3 (three) previous business years.

Business year	2009	2008	2007	2006
Net profit (R$)	3.00	3.80	3.51	3.53

NOTE: The value per share is the same for the preferred shares the common shares.

b.              Dividends and Interest on Equity distributed in the 3 (three) previous business years.

Business year	2009	2008	2007	2006
Dividends (R$)	1.50	1.90	1.78	7.48
Interest on Equity (R$)	—	—	—	0.94
Total (R$)	1.50	1.90	1.78	8.42

NOTE: The value per share is the same for the preferred shares the common shares.

8.                                      In the event that profits were allocated to the legal reserve:

a.               State the amount allocated to the legal reserve.

R$ 93,070,000.

b.              Give details of the form of calculation of the legal reserve.

5% of the net profit, as per sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws.

9.                                      In the event that the company has preferred shares with the right to fixed or minimum dividends:

a.               Describe the form of calculation of the fixed or minimum dividends.

Minimum dividends:

10% of the nominal value of the preferred shares, or 3% of the amount of the interest in Stockholders’ Equity represented by the preferred shares, whichever is greater.

Note: In the event of the distribution of dividends being greater than the minimum, the larger figure prevails.

b.              State whether the profit for the business year is sufficient for the full payment of the fixed or minimum dividends.

The profit for the business year is sufficient for the full payment of the minimum dividends.

c.               Identify whether any portion unpaid is cumulative.

Not applicable.

d.              Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

e.               Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

10.                                In relation to the obligatory dividend:

a.               Describe the form of calculation specified in the bylaws.

50% of the net profit.

b.              State whether it is being paid in full.

The obligatory dividend is being paid in full in 2 installments: by June 30, and December 30, 2010.

c.               State any amount retained.

Not applicable.

11.                                In the event that there is retention of the obligatory dividend due to the company’s financial situation:

a.               State of the amount of the retention.

Not applicable.

b.              Describe, in close detail, the Company’s financial situation, dealing among other matters with this aspects related to analysis of liquidity, working capital and positive cash flows.

Not applicable.

c.               Justify the retention of the dividends.

Not applicable.

12.                                In the event that there is allocation of profit to a contingencies reserve:

a.               State the amount allocated to the reserve.

Not applicable.

b.              Identify the loss that is considered “probable” and its cause.

Not applicable.

c.               Explain why the loss was considered “probable”.

Not applicable.

d.              Justify the constitution of the reserve.

Not applicable.

13.                                In the event that there is allocation of profit to a future earnings reserve:

a.               State the amount allocated to the future earnings reserve.

Not applicable.

b.              State the nature of the non-realized profits that gave rise to the reserve.

Not applicable.

14.                                In the event that there is allocation of profit to reserves specified under the bylaws:

Not applicable.

a.               Describe the clauses in the bylaws that established the reserve.

Not applicable.

b.              State the amount allocated to the reserve.

Not applicable.

c.               Describe how the amount was calculated.

Not applicable.

15.                                In the event that the retention of profits was specified in the capital budget:

a.               Identify the amount of the retention.

R$ 830,712,000.

b.              Provide a copy of the capital budget.

Item	Total 2010 (*)	AV %

A — INITIAL BALANCE	656,704	—

B — FUNDS	1,648,289	100.0

Other	28,878	1.8

Capital resources	1,619,411	98.2

C — DISBURSEMENTS	1,983,464	100.0

Capital expenditure program	928,754	46.8

Expenses budget	68,288	3.4

Taxes	—	—

Debt servicing	32,633	1.6

Dividends	953,789	48.1

Extraordinary dividends	—	—

D — FINAL BALANCE (A+B-C)	321,529	—

16.                                In the event that a part of profit is allocated to the tax incentives reserve:

a.               State the amount allocated to the reserve.

Not applicable.

b.              Explain the nature of the allocation.

Not applicable.

APPENDIX 4

Changes to the Bylaws of Cemig at the AGM/EGM of April 29, 2010

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

~~Clause 1: Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects.~~

~~§1                                  The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984 and 15290 of August 4, 2004.~~

Clause 1:                                        Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunications and information systems.

§1                                 The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2                                  No subsidiary of or company controlled by Cemig may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

Clause 2: The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3: The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

~~Clause 4:  The Company’s Registered Capital is R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty four thousand four hundred and sixty Reais), represented by:~~

~~a)                                   271,154,243 (two hundred and seventy one million one hundred and fifty four thousand two hundred and forty three) nominal common shares each with nominal value of R$ 5.00 (five Reais);~~

~~b)                                  349,222,649 (three hundred and forty nine million two hundred and twenty two thousand six hundred and forty nine) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).~~

Clause 4                                          The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred and twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)                                   298,269,668 (two hundred ninety eight million two hundred sixty nine thousand six hundred sixty eight) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)                                   384,144,914 (three hundred eight four million one hundred forty four thousand nine hundred and fourteen) nominal preferred shares each with nominal value of R$ 5.00.

§ 1 The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5: The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)                                     10% (ten percent) of their nominal value;

b)                                    3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6: The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.

§ 1 Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be obligatory when the limit specified in Article 297 of Law 6404 of 15 December 1976 has been reached.

Clause 7: In the business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8: The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and the capital subscribed by it shall be paid in in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

§ 1 The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§ 2 The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of the sole sub-paragraph of Article 172 of Law 6404 of December 15, 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9: The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§ 1 The stockholder may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10: The ordinary or extraordinary General Meeting of Stockholders shall be chaired by a stockholder elected by the General Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11: Management of the Company shall be exercised by a Board of Directors and an Executive Board.

§ 1 The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§ 2 In the management of the Company, and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other wholly-owned or other subsidiaries, or affiliated companies or in the consortia in which they have direct or indirect interests, the Board of Directors and the Executive Board shall obey the provisions of the Company’s Long-Term Strategic Plan, in particular the dividend policy therein contained, as approved by the Board of Directors.

§ 3 The Long-Term Strategic Plan shall contain the long-term strategic planning, fundamentals, targets, objectives and results to be pursued and attained by the Company and its dividend policy, and shall obey the commitments and requirements specified in § 5 below.

§ 4 The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the Company and its wholly-owned and other subsidiaries, and affiliated companies, and in the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and Annual Budget, which shall be approved by the Board of Directors.

§ 5 In the administration of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)                                   to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)                                  to keep the consolidated ratio {Net debt / (Net debt + Stockholders’ equity) less than or equal to 40% (forty per cent);

c)                                   to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws and otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)                                  to limit the consolidated amount of funds destined to capital expenditure and to the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)                                   to invest in distribution, generation and transmission projects only when they offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations;

f)                                     to limit the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution to amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)                                  to keep the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§ 6 — The targets specified in § 5 above shall be determined on the consolidated basis, defined as taking into account the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§ 7: The targets established in sub-clauses “a”, “b”, “c” and “d” of § 5 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)                                     the Company’s consolidated indebtedness to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)                                    the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to be limited to 50% (fifty per cent);

c)                                     the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws and otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)                                    the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, to be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Article I

The Board of Directors

Clause 12: The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected and able to be dismissed at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and may be reelected.

§ 1 The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until a new member is elected.

§ 2 The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§ 3 The minority holders of common shares, and the holders of preferred shares, each have the right to elect 1 (one) member of the Board of Directors, in a separate vote, in accordance with the law.

§ 4 The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

Clause 13: In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§ 1 In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.

Clause 14: The Board of Directors shall meet, ordinarily, every 2 (two) months and, extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board, and decisions taken shall be valid when the majority of its members are present.

§ 1 The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§ 2 Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 15: The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16: The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17: The Board of Directors shall have the following attributions:

a) to fix the general orientation of the Company’s business;

b) to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c) to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or companies which are subsidiaries or jointly-controlled subsidiaries of such stockholders;

d) to decide, upon proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)                                     to decide, upon proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f) to call the General Meeting of Stockholders;

g) to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h) to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;

i) to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j) to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l) to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

m) to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

n) to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget and alterations and revisions to them;

o) annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

p) to authorize the exercise of the right of preference in stockholders’ agreements, or of the right to vote in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

q) to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the wholly-owned and other subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

§ 1 The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§ 2 The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Article II

The Executive Board

Clause 18: The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; the Deputy Chief Executive Officer; the Chief Officer for Finance, Investor Relations and Control of Holdings; the Chief Corporate Management Officer; the Chief Distribution and Sales Officer; the Chief Generation and Transmission Officer; the Chief Trading Officer; the Chief New Business Development Officer; and the Chief Officer for the Gas Division.

§ 1 The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office.

§ 2 The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§ 3 The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§ 4 Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19: In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§ 1 In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave — or, in the event of vacancy, the impediment or resignation — lasts, until the post is filled by the Board of Directors.

§ 2 The Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Executive Officer who is substituted.

Clause 20: The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. Unless stated to the contrary in the Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21: The Executive Board is responsible for the current management of the Company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1 The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a) the Company’s strategies and actions, including any project related to its objects;

b) new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies and of the consortia in which it participates;

c) the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d) the rates of return and profits to be obtained or generated by the Company.

§ 2 The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3 The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4 The following decisions shall require a decision by the Executive Board:

a) approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b) examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)                                     examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d)                                    decision on re-managing of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$

14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e) approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f) authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22;

g) approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and the decision must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;

h) authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tender, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i) authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j) authorization of provisions in the Company’s accounts, of any value, upon proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l) approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22; and

m) authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved.

§ 5 Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6 Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§ 7                               The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Clause 22: Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I – To the Chief Executive Officer:

a)                                   to oversee and direct the work of the Company;

b)            to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)            to represent the Company in the Courts, on the plaintiff or defendant side;

d)            to sign, jointly with one Chief Officer, documents which bind the Company;

e)            to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)             to hire and dismiss employees of the Company;

g)            to manage and direct the activities of internal audits, institutional relationships, legal, communication and representation activities, the Company’s Ombudsman’s department and the Corporate Secretariat Office;

h)            to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

i)             to propose appointments for the positions of management and on the Audit Boards of the wholly-owned and other subsidiaries, and affiliated companies, and also of Fundação Forluminas de Seguridade Social (Forluz) after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of Paragraph 4 of Clause 12 and Paragraph 3 of Clause 18 of these Bylaws prevail.

II — To the Deputy Chief Executive Officer:

a)            to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)            to promote improvement of the Company’s social responsibility and sustainability policies;

c)            to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)            to co-ordinate the Company’s strategy for operations in relation to social responsibility, the environment, technological processes and strategic management of technology;

e)            to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)             to promote the implementation of programs for the Company’s technological development; and

g)            to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III — To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)            to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)            to coordinate the preparation and consolidation, with the participation of all the Chief Officers, of the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)            to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)            to accompany the performance of the execution of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)            to carry out the accounting of, and to control, the Company’s economic-financial transactions;

f)             to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;

g)            to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)            to control the Company’s registered capital, decide policy for its shares and corporate governance, and suggest dividend policy;

i)             to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)             to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

l)             to represent the Company to the CVM , the stock exchanges and other entities of the capital markets;

m)           to arrange for the financial and corporate management of the Company’s holdings in the wholly-owned and other subsidiaries, and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)            to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, in accordance with the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned and other subsidiaries, and affiliated companies and in the consortia in which the Company participates;

o)            to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause; and

p)            to coordinate the processes of sale of stockholdings owned by the Company, or by its wholly-owned or other subsidiaries, or affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV —      To the Chief Corporate Management Officer:

a)            to ensure the provision of appropriate personnel to the Company;

b)            to decide the Company’s human resources policy and to orient and promote its application;

c)            to orient and conduct activities related to organizational studies and their documentation;

d)            to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)            to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)             to decide policies and rules on support services such as transport, administrative communication, security guards, and on provision of adequate quality in the workplace for the Company’s personnel;

g)            to provide the Company with infrastructure and administrative support resources and services;

h)            to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)             to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)             to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)             to effect quality control of the material acquired and of the qualification of contracted service providers;

m)           to administer and control the stock of material, arrange for the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)            to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)            to carry out corporate management programs and environmental action within the scope of this Chief Officer’s Department;

p)            to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

q)            to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator; and

s)            to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V —        To the Chief Distribution and Sales Officer:

a)            to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)            to prepare the planning of the Company’s distribution system;

c)            to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)            to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)            to manage the Company’s work safety policy in the ambit of his/her activities;

f)             to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)            to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)            to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)             to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)             to establish policies and guidelines to ensure the physical security of the distribution facilities, and manage the asset security of these facilities; and

m)           to seek continual improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities.

VI —      To the Chief Generation and Transmission Officer:

a)            to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)            to prepare the planning of generation and transmission;

c)            to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)            to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)            to develop and conduct such hydro-meteorological activities as are of interest to the Company;

f)             to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)            to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h)            to manage the Company’s central laboratories and workshops;

i)             to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)             to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

l)             to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

m)           to manage and promote the Company’s work safety policy within the scope of his/her activities;

n)            to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

o)            to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VII — To the Chief Trading Officer:

a)            to carry out research, studies and projections on the markets of interest to the Company;

b)            to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)            to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)            to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)            to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)             to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)            to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)            to identify, measure and manage the risks association with the trading of electricity;

i)             to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

i)             to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies; and

l)             in coordination with the Chief New Business Development Officer, to manage the commercialization of the Company’s carbon credits.

VIII — To the Chief New Business Development Officer:

a)            to arrange for prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, oil and gas, and also in other activities directly or indirectly related with the Company’s objects;

b)            to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officers’ Departments related to those businesses;

c)            to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)            to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)            to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)             to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)            to arrange for prospecting and analysis, within the scope of the Company, of business opportunities related to the use of carbon credits;

h)            to consolidate planning of expansion of the generation, transmission and distribution systems;

i)             to consolidate the Company’s Program of Investments in generation, transmission and distribution;

j)             to represent the Company in relations with the entities for planning of expansion of the electricity sector in his/her areas of operation;

l)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and

l)             to accompany, within the Company, the energy planning of the State of Minas Gerais.

IX — To the Chief Officer for the Gas Division:

a)            to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)            to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)            to carry out research, analyses and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Officer;

d)            to develop standardized rules for projects in the field of oil and gas;

e)            to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)             to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)            to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down by the Company, through the Office of the Chief Corporate Management Officer;

h)            to carry out research, studies, analyzes and market projections of interest to the Company within the scope of the oil and gas activities;

i)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and

j)             to represent the Company in the various entities that bring together the companies of the oil and gas sector.

§1           The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§ 2          As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officers’ Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3          The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4          It is the competency of each Chief Officer, within the area of his/her operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§ 5          The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

CHAPTER V

The Audit Board

Clause 23: The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.

§ 1 The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24: In the event of resignation of the position, death or impediment, a member of the Audit Board shall be replaced by his respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25: The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations.

Clause 26: The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27: The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28: Before any profit share, retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers, shall be deducted from the result for the business year.

§ 1 The net profit ascertained in each business year shall be allocated as follows:

a)            5% (five percent) to the legal reserve, up to the limit specified by law;

b)            50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)            the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 29: The dividends shall be distributed in the following order:

a)            the minimum annual dividend guaranteed to the preferred shares;

b)            the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§ 1 Once the dividends specified in sub-clauses “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§ 2 The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§ 3 The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed to the amounts of the obligatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30: Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31: The dividends declared, obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§ 1 Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32: The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33: It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Responsibilities of the management officers

Clause 34: The management officers are responsible to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35: The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate legal provisions or the provisions of these Bylaws.

§ 1          The guarantee given in the head paragraph of this clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§ 2          The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3          Any member of the Board of Directors or the Audit Board, or any Executive Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

Clause 1 of the Bylaws, and its first Paragraph

Reasons:

a)              Law 18695 of January 5, 2010, gave new drafting to Sub-item II of Paragraph 2 of Law 8655 of September 18, 1984, which among other matters governs the change in the name of Centrais Elétricas de Minas Gerais S.A.-Cemig to Companhia Energética de Minas Gerais – Cemig and the change in its corporate objects.

b)             Law 18695/2010 includes development and commercial operation of telecommunications and information systems within the Company’s corporate objects.

Economic effects:

None.

Legal effects:

This will allow Cemig to operate, directly or indirectly, in development and commercial operation of telecoms and information systems.

Clause 4 of the Bylaws, and its first Paragraph

Reasons:

a)              Article 199 of Law 11638/2007 requires that the balance of Retained Earnings may not exceed the Registered Capital, and that when it does reach that limit, a General Meeting of Stockholders must decide on the application of the excess as an increase in capital or in distribution of dividends.

b)             On December 31, 2009, the amount of Cemig’s Profit Reserve totaled R$ 3,177,248,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2009, resulting in an excess balance of R$ 75,364,000 in relation to the Registered Capital of R$ 3,101,884,000.

c)              To comply with the said Law, an increase in the Company’s Registered Capital was necessary, using the balance on the Retained Earnings Reserve account.

d)             Clause 5 — Incorporation to the Registered Capital — of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, signed on May 31, 1995, between the state of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital under “Donations and Subventions for Investments”.

e)              The payments made in 2009 by the state of Minas Gerais in relation to installments numbers 9 and 10 of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 15,248,159.74 (fifteen million two hundred and forty eight thousand one hundred and fifty nine Reais and seventy five centavos).

Economic and legal effects:

None.

APPENDIX 5

Information complementary to the proposal for increase in the Registered Capital:

Item 4 — Appendix 14 to CVM Instruction 481/2009

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, undersigned, in performance of their functions under the law and under the Bylaws, have examined the Proposal made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently on April 29, 2010, as follows:

I)     Allocation of the net profit for 2009, in the amount of R$ 1,861,403,000, as follows:

1) R$ 93,070,000, or 5% of the net profit, to be allocated to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws.

2) R$ 818,797,000 to be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 077/2009.

3) R$ 6,825,000 to be allocated to the Profit Retention Reserves Account, corresponding to US$3,920,000 on December 31, 2009, for injection of capital into Transchile Charrúa Transmisión S.A., as per CRCA-047/2009, of August 14, 2009, and CRCA-075/2009, of February17, 2009;

4) R$ 5,090,000 to be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Serviços S.A., as per CRCA-050/2009, of August 28, 2009, and CRCA-074/2009, of December 17, 2009.

5)         R$ 930,702,000 to be allocated as obligatory dividend to the Company’s stockholders, in accordance with sub-clause “b” of the sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

6) R$ 6,919,000 to be allocated for offsetting of a prior year adjustment in a subsidiary.

•                  the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates able to be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

II)    Authorization, verification and approval of the increase in the Registered Capital:

from:                                                                                 R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty-four thousand four hundred and sixty Reais)

to:                                                                                              R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy-two thousand nine hundred and ten Reais)

with issuance of:                  62,037,690 (sixty-two million thirty-seven thousand six hundred and ninety) new shares,

of which:                                                           27,115,425 (twenty-seven million one hundred and fifteen thousand four hundred and twenty-five) nominal common shares each with par value of R$ 5.00 (five Reais)

and:                                                                                     34,922,265 (thirty-four million nine hundred and twenty-two thousand two hundred and sixty-five) nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of:

R$ 310,188,450.00 (three hundred and ten million one hundred and eighty-eight thousand four hundred fifty Reais),

of which:                    R$ 294,940,290.26 (two hundred and ninety-four million nine hundred and forty thousand two hundred and ninety Reais and twenty-six centavos) shall come from part of the Retained Profits Reserve

and:                             R$ 15,248,159.74 (fifteen million two hundred forty-eight thousand one hundred and fifty-nine Reais and seventy-four centavos) from incorporation of portions paid in 2009 as principal updated until December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

–    a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

III)   Consequent redrafting of the head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4            The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred and twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)     298,269,668 (two hundred ninety eight million two hundred sixty nine thousand six hundred sixty eight) nominal common shares each with nominal value of R$ 5.00 (five Reais) and

b)    384,144,914 (three hundred eight four million one hundred forty four thousand nine hundred and fourteen) nominal preferred shares each with nominal value of R$ 5.00;”.

IV)  Authorization for the Executive Board to take the following measures in relation to the stock dividend:

1)   to attribute a stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with par value of R$ 5.00, to holders of the shares in the Registered Capital of R$ 3,101,884,460.00 (three billion one hundred one million eight hundred and eighty-four thousand four hundred and sixty Reais) whose names are in the company’s Nominal Share Registry on the date on which the General Meeting of Stockholders which decided on this proposal is held;

2)   to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

3)   to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

4)   to pay to the stockholders, proportionately, the result of the sum of the remaining fractions together with the first installment of the dividends for the year 2009.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 23, 2010.

(Signed by:) Aristóteles Luiz Menezes Vasconcellos Drummond

Luiz Guaritá Neto

Thales de Souza Ramos Filho

Vicente de Paulo Barros Pegoraro

Item 5.c.iv of CVM Instruction 481/2009

For the purposes of compliance with the sole sub-paragraph of Article 10 of Law 9249 of December 26, 1995, the portion of the capitalized reserve corresponding to each stockholder, that is to say, R$ 5.00 (five Reais) for each share is subject of the stock dividend, whatever the type or class, should be considered as acquisition cost.

Item 5.d of CVM Instruction 481/2009

Any stockholder who wishes to may transfer any fractions of shares in the stock dividend to another party or parties within 30 days from the date of the stock dividend.

The whole number of shares resulting from the sum of the fractions remaining from the stock dividend will be sold on a securities exchange and the net proceeds of the sale divided proportionately between the respective stockholders.

APPENDIX 6

Comments by chief officers on the Company’s financial situation, as required by Item 10 of the Reference Form, in compliance with Article 9, III of CVM Instruction 481 of December 17, 2009.

“Art. 9...III — Comment by the managers on the company’s financial situation,

in the terms of item 10 of the reference form;”

10.1        Chief officers should comment on the following:

a)     General conditions of finances, assets and liabilities

In 2009 Cemig lived through an extraordinary phase of achievements. We can say, with certainty, that 2009 will enter the company’s rich history as a milestone, where our organization reached a new level with significant expansion of our position in the transmission sector, with acquisitions of holdings in Taesa — Transmissora Alterosa de Energia Elétrica, and expansion of our holding in TBE — Transmissora Brasileira de Energia, and in distribution, increase of our position in the capital of Light S.A. These three transactions alone represent investments of more than R$ 2 billion. These investments establish Cemig as one of the largest and most important groups in the electricity sector in Brazil and Latin America. By the close of 2009, Cemig was Brazil’s largest distributor by number of consumers and kilometers of lines, the country’s third-largest transmission company and its third largest generator.

And it has to be pointed out, first of all, that this expansion was carefully planned, is included in our Long-term Strategic Plan, and focused as ever on the orientation to grow with sustainability — that is to say, to expand with profitability, maintaining the solidity of our balance sheet and expanding our position in Brazil’s electricity industry, while maintaining the firm stance of adding value for our stockholders.

Secondly, we were able to succeed in these major achievements in spite of the chaotic scenario that disturbed the world economy — and Brazil’s — in the first half of 2009. Knowing that it was a moment of opportunity, Cemig acted boldly, but without at any moment losing touch with its responsibility to do business with prospects for secure returns for the company and its stockholders.

At the end of 2009 we were, also, Brazil’s largest trader in electricity. And, further, we closed the year with a balanced portfolio of businesses. To overcome the crisis, we cut costs, we adopted innovative financial solutions, and we found our own innovative and successful way of overcoming the effects of the retraction in the market.

We began the year under the effects of the international crisis, with deterioration of macroeconomic conditions, the consequent restriction on credit for companies, weaker domestic demand, fall in GDP and retraction of investments. In this context of insecurity our operations were affected. We noticed, for example, a reduction in our market of industrial consumers, and we also suffered a significant impact from the final tariff reviews of our distribution subsidiary, Cemig D.

These challenges, however, were overcome — so that, for Cemig, 2009 was transformed into a year of opportunities.

As an integrated company, with businesses in generation, transmission and distribution of electricity, we succeeded in offsetting the effect of the reduction in operations of our industrial consumers, through increases in sales to distributors in the regulated market, in short-term contracts and at more advantageous prices.  We increased our sales to this segment of the market by more than 25% — and our consolidated sales in the year by 1.4%.

All the contracts of our generating company have take-or-pay clauses that ensure stability of their revenue, but we took commercial initiatives that enabled us to place this contracted energy that had not been used by our free clients, resulting in greater profits for the company — and underlining our vocation and reputation for supplying energy solutions.

These results demonstrate the success of our trading activity, and make Cemig Brazil’s largest supplier of electricity to the market of Free Consumers.

We should also draw attention to our efforts to reduce operational costs. We continue with our Operational Efficiency Program, and implementation of initiatives that will help improve our margins of profitability in the coming years, increasing the value that we generate for stockholders.

Among the principal measures we have taken are our motivated retirement programs, implemented in 2008 and 2009, which more than 1,700 employees have now joined. This reduction in the number of employees will have a positive and permanent effect on the Company’s expenses and on its results, starting in 2010.

As a result of all these actions taken, we were able to overcome the effects of the international crisis, and closed 2009 with a profit of R$ 1.861 billion — which when adjusted for non-recurring items is R$ 2.02 billion, or 7.14% more than our net profit of 2008 when adjusted for non-recurring items. Similarly, our cash flow (as measured by Ebitda), was close to R$ 4 billion, which when adjusted for non-recurring items is 4.7% higher than in 2008 (after the same adjustment).

These results show that, in a macroeconomic environment with fewer uncertainties, Cemig is ready and prepared to grow in a sustainable manner, maintaining the commitment, stated in its planning, to be one of the companies consolidating the Brazilian electricity sector.

b)     Capital structure

Cemig has a balanced capital structure. On December 31, 2009 it had debt of approximately R$ 11.3 billion, of which 37.90% was short-term and 62.10% long-term; and since that date, on January 15, 2010, 63.09% of the short-term debt was transferred to the long term by a debenture issue of Cemig GT, which was totally subscribed on March 10, 2010. The resulting tenors of Cemig’s debt are compatible with its expectation of cash flow generation, and this gives the Company liquidity and operational flexibility.

The profile of Cemig’s debt maturity timetable at December 31, 2009 was satisfactory, with average total of 3 years and payment of up to R$ 1.60 billion, approximately, starting as from 2011, as shown in this chart:

R$ million

Source: Company.

The average cost of Cemig’s debt has been reduced over the years (to 5.3% p.a. on December 31, 2009 — calculating at constant prices), a result of the concentration of the debt (72% of the total) in contracts indexed to the CDI rate. Analysis of the indicators in the table below indicates the Company’s satisfactory credit quality, highlighted by the very comfortable position in relation to the parameters usually practiced in the financial markets for the indicators shown.

Ebitda / Interest	5.05

Net debt / Ebitda	1.70

Net debt / (Stockholders’ equity + Net debt)	40%

Source: Company.

There are no specific possibilities for redemption of the shares issued by the company, beyond those normally specified by law.

c) Payment capacity in relation to the financial commitments assumed

We should indeed emphasize the company’s capacity for generation of cash. In 2009, operational activities generated the substantial sum in cash of R$ 3.505 billion.

The Company’s Net cash position on December 31, 2009 was R$ 4.425 billion.

On the other hand, the Company’s net debt on December 31, 2009 was R$ 6.868 billion. This means that the cash generation in a period of 2 years is greater than the balance payable, an index which provides comfort for both Management and investors as regards the Company’s capacity to honor its financial commitments.

The proportions of the debt repayment timetable profile have been perfected. Although the short-term portion stated in the Financial Statements is R$ 4.280 billion, the Company issued non-convertible debentures in 2010 which will be used for the amortization of this short-term debt. The conditions of the resulting debt payment timetable are appropriate, and perfectly adjusted to the Company’s cash flow generation.

Current liabilities on December 31, 2009 were R$ 8.721 billion, mainly comprising the loans and financings mentioned in the previous paragraph, dividends, taxes and regulatory charges. This amount is less than the Company’s current assets, which principally comprise cash, accounts receivable and regulatory assets.

Thus, we consider that the Company has high payment capacity in relation to its financial commitments, maintaining its track record of fully complying with its financial commitments assumed with suppliers, government, stockholders and employees and also guaranteeing its capital expenditure, and future acquisitions.

d) Sources of financing used for Working capital and investment in Non-current assets

In 2009 Cemig D raised R$ 119 million, of which R$ 91 million was through transactions to roll over bank debt, under Central Bank Resolution 2827, and R$ 28 million was in financings from Eletrobrás, for the Reluz Program. Also, maturity dates of debt were extended, for a total of R$ 56 million, through amendments to existing contracts.

In Cemig GT, R$ 3.494 billion was raised, of which R$ 663 million was through transactions to roll over bank debt; R$ 130 million was through contracts with the BNDES and Finep, for investment in the Baguari hydroelectric plant and plant inventory studies, respectively; and R$ 2.700 billion was raised through issuance of Promise to Notes, the proceeds of which were to be used in acquisition of the shares of Terna Participações S.A. and other investments. Also, maturity dates of debt were extended, for a total of R$ 63 million, through amendments to existing contracts.

e) Sources of financing for Working capital and investment in Non-current assets that it is intended to be used for coverage of shortfalls in liquidity

It should be borne in mind that Cemig is a mixed private- and public-sector company, with a majority stockholding held by the State of Minas Gerais, and as such is subject to the rules for containment of lending to the public sector. The same restriction applies also to its subsidiaries which, indirectly, are also state-controlled.

Since 1989, in the attempt to contain the indebtedness of the public sector, the Brazilian federal government has legislated to prevent financial institutions from granting credit to public companies beyond a certain limit. In practice, the alternatives for raising funds in the banking market are few.

Based on the exceptions in Brazilian Central Bank Resolution 2827 of March 30, 2001, the following options for raising of funds remain for Cemig:

•                  Loans from federal banks for rollover of debt.

•                  Issuance of securities in the Brazilian and international markets (debentures, medium-term notes, Eurobonds, and units of receivables funds).

•                  Import financing.

•                  Financing from multilateral agencies.

•                  Financings Eletrobrás and development agencies.

•                  Bank loans guaranteed by commercial sales invoices.

f) Levels of debt and the characteristics of such debts

I — Significant financial contracts of Cemig

On December 31, 2009, Cemig’s total debtor balance, in a consolidated view (taking into account the holdings in subsidiaries and affiliated companies), in relation to financial contracts was R$ 11.3 billion. The table below contains a summary of the principal contracts to which Cemig was a party on December 31, 2009 (expressed in R ‘000):

		Annual		Consolidated
	Principal	financial		2009			2008
R$ ’000	maturity	cost (%)	Currency	Current	Non-current	Total	Total
FINANCING SOURCES
FOREIGN CURRENCY
ABN Amro Real S.A. (3)	2013	6.00	US$	21,910	65,295	87,205	117,025
ABN Amro Real S.A. (4)	2009	6.35	US$	—	—	—	17,391
Banco do Brasil — A — Various bonds (1)	2024	Various	US$	9,286	57,489	66,775	93,868
Banco do Brasil (5)	2009	3.90	JPY	—	—	—	100,160
BNP Paribas	2012	5.89	Euro	2,957	4,189	7,146	12,919
BNP Paribas	2010	Libor + 1.875	US$	10,170	—	10,170	41,235
KFW	2016	4.50	Euro	1,653	9,923	11,576	17,087
Unibanco (6)	2009	6.50	US$	—	—	—	11,044
Unibanco (7)	2009	5.50	US$	—	—	—	4,796
Unibanco (8)	2009	5.00	US$	—	—	—	20,141
Brazilian National Treasury (10)	2024	Libor + Spread	US$	1,820	11,190	13,010	39,909
Santander do Brasil (13)	2009	7.00	US$	9,583	—	9,583	6,118
Banco do Brasil (13)	2009	8.66	US$	2,429	—	2,429	3,217
InterAmerican Development Bank (13)	2026	4.20	US$	84	31,499	31,583	43,018
Others	2025	Various	Various	7,678	4,111	11,789	18,946
Debt in foreign currency				67,570	183,696	251,266	546,874

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	115.00% of the CDI rate	R$	75,156	—	75,156	75,241
Banco do Brasil	2012	110.00% of the CDI rate	R$	41,162	79,214	120,376	121,038
Banco do Brasil	2012	110.00% of the CDI rate	R$	261,674	502,786	764,460	—
Banco do Brasil	2013	CDI+ 1.70%	R$	30,809	81,958	112,767	114,321
Banco do Brasil	2013	107.60% of the CDI rate	R$	7,978	126,000	133,978	137,596
Banco do Brasil	2014	104.10% of the CDI rate	R$	19,007	1,200,000	1,219,007	1,229,705
Banco Itaú BBA	2013	CDI+ 1.70%	R$	85,811	225,648	311,459	316,213
Banco Itaú BBA	2014	CDI+ 1.70%	R$	407	3,473	3,880	3,968
Banco Votorantim S.A.	2010	113.50% of the CDI rate	R$	54,427	—	54,427	54,456
Banco Votorantim S.A.	2013	CDI+ 1.70%	R$	26,473	75,987	102,460	103,000
Brazilian Development Bank (BNDES)	2026	TJLP+ 2.34	R$	5,247	118,912	124,159	—
Bradesco	2014	CDI+ 1.70%	R$	456	1,365	1,821	2,079
Bradesco	2013	CDI+ 1.70%	R$	109,349	282,940	392,289	398,942
Bradesco (23)	2010	113.00% of the CDI rate	R$	2,742,383	—	2,742,383	—
Debentures (12)	2009	CDI+ 1.20%	R$	—	—	—	357,472
Debentures (12)	2011	104.00% of the CDI rate	R$	3,365	238,816	242,181	243,950
Debentures — Minas Gerais state government (12) (15)	2031	IGP-M	R$	—	37,053	37,053	32,936
Debentures (12)	2014	IGP-M index+ 10.50%	R$	18,151	300,548	318,699	324,641
Debentures (12)	2017	IPCA+ 7.96	R$	1,488	444,458	445,946	427,784
Eletrobrás	2013	Finel+ 7.50 to 8.50	R$	12,323	35,942	48,265	60,799
Eletrobrás	2023	Ufir. RGR+ 6.00 to 8.00%	R$	45,529	307,812	353,341	369,632
Santander do Brasil	2013	CDI+ 1.70%	R$	20,900	59,755	80,655	81,119
Unibanco	2009	CDI+ 2.98%	R$	—	—	—	107,081
Unibanco	2013	CDI+ 1.70%	R$	86,915	231,964	318,879	322,636
Banco do Nordeste do Brasil	2010	TR+ 7.30	R$	37,851	—	37,851	104,950
Unibanco (2)	2013	CDI+ 1.70%	R$	23,358	55,190	78,548	80,328
Itaú and Bradesco (9)	2015	CDI+ 1.70%	R$	146,553	804,452	951,005	990,280
Minas Gerais Development Bank	2025	10.00	R$	692	9,039	9,731	10,372
Banco do Brasil (14)	2020	TJLP+ 2.55	R$	2,731	25,501	28,232	28,794
Unibanco (14)	2021	TJLP+ 2.55	R$	714	6,438	7,152	4,062
Debentures I and IV (10)	2010/2015	TJLP+ 4.00	R$	1,052	11	1,063	6,047
Debentures V (10)	2014	CDI+ 1.50%	R$	11,202	113,337	124,539	245,722
Debentures VI (10)	2011	115.00% of the CDI rate	R$	311	38,579	38,890	—
CCB Bradesco (10)	2017	CDI+ 0.85%	R$	1,092	58,646	59,738	116,004
ABN Amro Real S.A. (10)	2010	CDI+ 0.95%	R$	10,765	—	10,765	20,980
Banco Itaú BBA (10)	2022	TJLP+ 4.55	R$	—	—	—	3,454
BNDES — Finem (10)	2019	TJLP	R$	11,003	60,551	71,554	108,266
Regional Devt. Bank of the Extreme South (16)	2022	TJLP+ 4.55	R$	571	6,138	6,709	3,253
Unibanco (16)	2021	TJLP+ 4.55	R$	192	2,069	2,261	1,323
Unibanco (16)	2022	IGP-M+ 9.85%	R$	408	3,956	4,364	2,239
BNDES (17)	2033	TJLP+ 2.40	R$	—	134,660	134,660	—
Debentures (17)	2013	IPCA+ 6.50	R$	—	161,824	161,824	—
BNDES — Onlending	2033	TJLP+ 3.80	R$	—	108,562	108,562	—
BNDES — Principal Subcredit A/B/C/D (11)	2014/2016	Various	R$	44,489	229,424	273,913	155,484
BNDES (18)	2024	TJLP+ 2.50	R$	—	25,248	25,248	—
CEF S.A. (19)	2022	TJLP+ 3.50	R$	4,789	59,381	64,170	—
CEF S.A. (20)	2021	TJLP+ 3.50	R$	5,026	51,096	56,122	—
CEF S.A. (21)	2022	TJLP+ 3.50	R$	6,541	82,416	88,957	—
BNDES (22)	2018	Various	R$	35,171	268,663	303,834	—
Syndicate of Banks (22)	2010	CDI+ 1.50%	R$	180,472	—	180,472	—
BNDES (24)	2016	TJLP+ 3.12	R$	4,940	118,112	123,052	—
Others	2017	Various	R$	33,190	51,634	84,824	31,697
Debt in Brazilian currency				4,212,123	6,829,558	11,041,681	6,797,864
Overall total, consolidated				4,279,693	7,013,254	11,292,947	7,344,738

(1)                                  Interest rates vary:      2.00 to 8.00 % p.a.;  Six-month Libor plus spread of 0.81 to 0.88% per year.

(2)                                  Loan of the holding company.

(3) to (8) “Swaps” for exchange of rates were contracted.

The following are the rates for the loans and financings taking the swaps into account:

(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate;

(6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.;

(9)                                  Refers to the senior units of the credit rights funds. See Explanatory Note 12;

(10)                            Loans, financings and debentures of Light.

(11)                            Consolidated loans and financings of the transmission companies acquired in August 2006.

(12)                            Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(13)                            Financing of Transchile.

(14)                            Financing of Cachoeirão.

(15)                            Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(16)                            Consolidated loans and financings of Lumitrans, subsidiary of EATE.

(17)                            Loan contracted for the jointly-controlled subsidiary Madeira Energia.

(18)                            Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(19)                            Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(20)                            Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.

(21)                            Loan contracted for the jointly-controlled subsidiary VDR S.A.

(22)                            Loan contracted for the jointly-controlled subsidiary Taesa.

(23)                            Promissory Note issued by the Company.

(24)                            Loans and financings of Gasmig.

Below is a brief description of the principal loan of Cemig, from a holding company viewpoint, on December 31, 2009:

Unibanco

On June 3, 2005, Cemig signed a loan contract with Unibanco in the amount of R$ 73.6 million, the proceeds of which were allocated to early settlement of the contract for purchase and sale of shares in Sá Carvalho S.A. Interest at the CDI rate plus a spread of 1.7% per annum applies to the principal. The final maturity is in April 2013, with amortization in four equal, consecutive annual tranches, the first becoming due in 2010. The debtor balance of this loan on December 31, 2009 was R$ 78.5 million.

II — Other long-term relationships with financial institutions

Not applicable.

III - Degree of subordination of the debt

Not applicable.

IV — Restrictions imposed on Cemig

In certain financial contracts signed with Banco ItaúBBA, BNP Paribas, ABN (Santander) and Credit Suisse First Boston, there are financial covenants that restrain the company’s indebtedness, as follows:

ABN

Covenants	Limits
EBITDA / INTEREST	>= 3.0
DEBT / EBITDA	<= 2.5

BNP Paribasr

Covenants	Limits
EBITDA / INTEREST	>= 2.8
FINANCIAL DEBT / (STOCKHOLDERS’ EQUITY + FINANCIAL DEBT)	<= 53%
FINANCIAL DEBT / EBITDA	<= 3.36

ITAÚ BBA

Covenants	Limits
EBITDA / NET FINANCIAL EXPENSES	>= 2.8
DEBT / (STOCKHOLDERS’ EQUITY + DEBT)	<= 53%
DEBT / EBITDA	<= 3.36
SHORT-TERM DEBT / EBITDA	<= 90%
CAPITAL EXPENDITURE / EBITDA	<= 60%

CREDIT SUISSE FIRST BOSTON

Covenants	Limits
EBITDA / NET FINANCIAL EXPENSES	>= 2.0
NET DEBT / EBITDA	<=3.25

Cemig GT obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2010, as per correspondence dated September 11, 2009, and from BNP Paribas it obtained a waiver dispensing it from compliance with the financial covenants until March 2010, as per correspondence dated September 8, 2009.

Cemig D obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2010, as per correspondence dated March 19, 2010.  It also obtained a waiver from Banco Santander dispensing it from compliance with the financial covenants until

December 2010, and also exempting Cemig, as guarantor company, as per correspondence dated March 23, 2010.

Paragraph 5 of Article 11 of the Bylaws on Cemig provides that in conduction of the management of the Company and in the exercise of the right to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia, the Board of Directors and the Executive Board shall obey and faithfully comply with certain targets, including limitation of the Company’s consolidated indebtedness to 2 (two), or less, times the Company’s Ebitda (Earnings before interest, tax, depreciation and amortization), and limiting the consolidated ratio of [ Net debt / (Net debt plus Stockholders’ equity) ] to 40% (forty per cent).

At the same time Paragraph 7 of Article 11 of the Bylaws of Cemig states that such targets may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits: The Company’s consolidated debt to be limited to 2.5 (two and a half) times its Ebitda (Earnings before interest, tax, depreciation and amortization); and the ratio [ Net debt / (Net debt plus Stockholders’ equity) ] to be limited to 50% (fifty per cent).

The Board of Directors authorized, in 2009, exceeding of the limits specified in Paragraph 5 of Clause 11 of the Bylaws, in obedience to the terms of its Paragraph 7, as a result of the contracting of refinancing of debt by Cemig GT and by Cemig D, combined with the issuance of the Promissory Notes and Debentures of Cemig GT, authorized by the Board of Directors under CRCA-045/2009, of 24-07-2009, re-ratified by CRCA-065/2009, of 28-08-2009, and with the other debts already contracted.

In the financial contracts of Cemig and its subsidiaries and affiliates there are outstanding clauses restricting payment of dividends if the company is in default, restraining any disposal of assets that might compromise the development of its activities, and restraining disposal of stockholding control of the Company.

The issuance of securities by Cemig requires the prior authorization of the Brazilian Development Bank (BNDES), and also of the agents operating as onlenders of its financings.

g)            Limits of utilization of the financings already contracted

Not applicable

h)            Significant alterations in each item of the financial statements

The principal variations that occur in the Company’s Financial Statements in 2009 are as follows:

•      Increase of 50.17% in current liabilities, from R$ 5.808 billion in 2008 to R$ 8.722 billion in 2009, due to the raising of R$ 2.700 billion in 2009, of which further details are given in the subsequent topics of this section of the report.

•      Increase of 93.74% in the balance of cash, from R$ 2.284 billion in 2008 to R$ 4.425 billion in 2009, basically due to the proceeds raised in the funding referred to above.

•      Increase of 178.21% in Intangible assets, from R$ 615 million in 2008 to R$ 1.712 billion in 2009, basically due to the premium recorded on acquisitions, of which there are greater details in the following topics of this section of the report.

10.2        The chief officers should comment on the following:

a. Results of the Company’s operations:

The highlight of Cemig’s participation in the regulated market auctions was the sale by Cemig GT in the 9th Adjustment Auction, on February 20, 2009. The objective of this type of auction is to complement the availability of electricity necessary to meet the needs of the consumer market of the distribution concession holders, up to a limit of 1% of this requirement. Exceptionally, for the year 2009, Aneel set the limit of 5% of the total load contracted by the distribution agents.

The strategy adopted, of renegotiation of contracts of its Free Clients, accepting the “return” of electricity in view of the reduction of consumption caused by the economic recession, enabled Cemig GT to have a larger amount of electricity available to operate in the auction, which made it the largest vendor in terms of aggregate revenue and volume sold, boosting the Company’s results in 2009.

In 2009 Cemig GT held at over 48 auctions, including purchase and sale of electricity, trading volume of 19,044 GWh, and in participating in a total of 37 purchase and sale auctions promoted by other companies, trading volume of 335,360 GWh. The resulting total traded by the company in the year was 354,404 GWh.

Cemig’s consolidated market comprises the sales made by the companies Cemig Distribuição S.A., Cemig Geração e Transmissão S.A., Light and other subsidiaries. Through these companies, Cemig operates in all the sectors of the electricity industry and, with a diversified portfolio, serves captive and free final clients, as well as trading energy with other agents that operate in this market.

The volume of electricity sold by Cemig in 2009 was in line with the figure for 2008. This result reflects growth in the Residential and Commercial user categories, and an increase in sales in the regulated market, offsetting a reduction in sales to the industrial category of consumers. We emphasize that the impacts of the financial crisis on the market of Cemig have been administered through commercial strategies, and through coordination between the needs and opportunities of the various clients and markets that make up the Company’s overall portfolio.

Sales represented an increase of 1146 GWh in total consolidated sales — based on inclusion of 25% of the electricity sold by Light.

Total electricity sold - GWh

Consumer category	2005	2006	2007	2008	2009	Ratio, % 2009	Change, % 2008—2009

Industrial	23,472	23,973	24,686	26,681	22,638	37.17	(15.15)

Residential	6,590	7,430	8,649	9,011	9,744	16.00	8.13

Commercial	3,754	4,439	5,549	5,886	6,197	10.17	5.28

Rural	1,941	1,942	2,212	2,308	2,221	3.65	(3.77)

Others	2,573	2,970	3,507	3,575	3,635	5.97	1.68

Total sold to final consumers	38,330	40,754	44,603	47,461	44,435	72.96	(6.38)

Wholesale supply (1)	1,255	11,472	13,236	12,249	16,402	26.93	33.90

Own consumption	29	37	53	52	51	0.08	(1.92)

Sales under the Proinfa program	—	—	—	—	20	0.03	—

Total	39,614	52,263	57,892	59,762	60,908	100.00	1.92

Sales of electricity to final consumers in 2009 were 6.38% lower in 2009 than 2008. This reflects the slowing down of the world economy which had a negative impact on the performance of the industrial consumer category. The main variations in the consumer categories are due to the following factors:

•      Residential: Electricity invoiced 8.13% higher. The performance of this consumer category can be explained by natural growth, associated with the positive influence of macroeconomic variables related to private consumption (increase in total real wages, transfers of income by the government, a real increase in the minimum wage, low inflation — leading to lower loss of workers’ purchasing power, expansion of the volume of credit to individuals, and growth in sales of household appliances), as well as climatic factors.

•      Industrial: Electricity invoiced 15.15% lower, on reduction of 12.4% in supply to captive and partially free (hybrid) clients, and a reduction of 16.0% in the volume of electricity sold to Free Clients. This sector was significantly affected by the international financial crisis, especially the mining and metals industries.  As well as this impact, the consumer base of free clients in 2008 was increased by some clients having made use of contractual flexibilities, increasing the purchases of electricity in the first months of 2008, due to the increase in the spot (PLD) price in that period. Starting in March 2009, there was a recovery in consumption, though to levels below those of the time before the financial crisis began.

•      Commercial: Volume of electricity invoiced 5.28% higher. Of the 18 lines of business analyzed, 16 continue to grow, led by: Retailing, Accommodation and Food, Communications Services, General Assistance Services, Health Services, Wholesaling, Financial Institutions and Broadcasting and Entertainment.

OPERATIONAL REVENUE – R$ million

	2009	2008	Var. %
Total sales of electricity	14,581	13,686	6.54

Revenue from use of the network – free consumers	2,244	2,150	4.37

Others	617	652	(5.37)

Total	17,442	16,488	5.79

The main factors affecting revenue in 2009 were:

•      Tariff increase for Cemig D, with average effect on consumer tariffs of 6.21%, starting from April 8, 2009.

•      Reduction in Cemig D’s tariff, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•      Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 214 million, in 2009.

•      Volume of energy invoiced to final consumers 6.38% lower (this excludes Cemig’s own internal consumption).

Revenue from electricity sold to other concession holders in 2009 was R$ 1.634 billion, compared to R$ 1.012 billion in 2008 — an increase of 61.46%.

This mainly reflects the increase of 25.57% in the volume of electricity sold to other concession holders, and under “bilateral contracts”, through two new contracts made in auctions of electricity to distributors, for tariffs between R$ 125.00 and R$ 145.77.  Part of the electricity previously sold to industrial consumers was sold in this market, reflecting the reduction in these consumers’ demand as a result of the international recession and its effects on Brazilian industrial output. The volume of electricity sold to other concession holders through “bilateral contracts” was 13,859,700 MWh in 2009, compared to 11,037,166 MWh in 2008.

This revenue was 4.37%, or R$ 94 million, higher in 2009, at R$ 2.244 billion (compared to R$ 2.150 billion in 2008).

This revenue comes principally from charges to free consumers on the electricity sold by other agents of the electricity sector.

The increase in revenue in 2009 arises basically from the extraordinary revenue of R$ 158 million arising from Cemig GT’s tariff review — with backdated effect for the period from July 1, 2005 to June 30, 2009.

Deductions from operational revenues totaled R$ 5.737 billion in 2009, compared to R$ 5.598 billion in 2008, an increase of 2.48%, arising from the increase of 16.34% in charges to the consumer from 2008.

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 8.402 billion in 2008, compared to R$ 7.506 billion in 2008, an increase of 11.94%. This result mainly reflects the increases in: personnel costs, electricity bought for resale, charges for use of the basic transmission grid, and outsourced services; partially offset by a lower cost of post-employment obligations, and lower operational provisions.

The main variations in operational expenses were:

Electricity bought for resale

The expense on electricity bought for resale in 2009 was R$ 3.706 billion, 25.20% higher than the figure of R$ 2.960 billion for 2008. The difference is due to higher purchases of electricity in 2009, related to sales activity. This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2009 was R$ 831 million, vs. R$ 724 million in 2008, an increase of 14.78%. These expenses, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Personnel expenses

Personnel expenses in 2009 totaled R$ 1.297 billion, vs. R$ 1.105 billion in 2008, an increase of 17.38%. This result is mainly due to the salary increases of 4.88% and 7.26% given to employees in November 2008 and 2009, respectively; and also the provision, of R$ 206 million, made in 2009 for the PDV Voluntary Retirement Program — partially offset by the effect of the number of employees being 6.49% lower in 2009.

Depreciation and amortization

The expense on depreciation and amortization was 2.94% higher, at R$ 736 million, in 2009, than in 2008 (R$ 715 million).This result arises from new assets coming into operation, principally distribution networks and lines.

Post-employment obligations

Expenses on post-employment obligations in 2009 were R$ 149 million, compared to R$ 264 million in 2008, a reduction of 43.56%. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The reduction in this expense reflects the reduction in the present value of the obligations recorded, as a result of the increase in the interest rates used to discount these obligations to present value.

b. Variations in the revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The main factors affecting revenue in 2009 were:

•                  Tariff increase for Cemig D, with average effect on consumer tariffs of 6.21%, starting from April 8, 2009.

•                  Reduction in Cemig D’s tariff, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 214 million, in 2009.

•                  Volume of energy invoiced to final consumers 6.38% lower (this excludes Cemig’s own internal consumption).

c. Impact of inflation, of the variation in prices of principal inputs and products, of the exchange rate and of interest rates on the Company’s operational result and financial result

We believe the principal impacts on the Company are those described below:

• The amounts for “Free Energy” are updated by the variation in the Selic rate plus 1.00% interest per year.

• In Financial revenue (expenses), the principal impacts arise from variations in exchange rates and in the IGP-M and IPCA inflation indices. The FX impact in 2009 was a gain of R$ 8 million, compared to a net loss of R$ 91 million in 2008, net of the compensatory effects relating to financial instruments, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This result arises principally from the appreciation of the Real against the dollar and the yen in 2009, while in 2008 those two currencies appreciated against the Real: in 2009 the dollar and the yen depreciated by 25.49% and 27.13%, respectively, compared to appreciation of 31.94% and 62.89%, respectively, in 2008. For part of its debt in foreign currency the company made swap transactions substituting the CDI rate for the variation in foreign currency exchange rates as the indexor of contracts. The expense caused by monetary updating of loans and financings in 2009 was 89.80% lower than in 2008, due to the lower figures for the IGP-M and IPCA inflation indices in 2009.

10.3 The chief officers should comment on any material effects that the events below caused or are expected to cause to the Company’s financial statements and its results:

a.  Introduction or disposal of an operational segment

No such event occurred in the 2009 business year.

b. Constitution, acquisition or disposal of an equity interest

Cemig today is the largest integrated company in the electricity sector, being the third largest generating group, with a total of 65 hydroelectric, thermal and wind power plants, with total installed capacity of 6716 GW. It is the third largest transmission group, with 7,506km of lines, a presence in 13 states of Brazil, and in Chile; and it is the largest distribution group, being responsible for approximately 12% of the Brazilian market, in the states of the Minas Gerais and Rio de Janeiro, through its wholly-owned subsidiary Cemig D, and its jointly-controlled subsidiary Light.

Cemig is in a phase of significant expansion inside and outside Brazil. Its stockholding structure has changed significantly in 2009. As well as the increase of the holding in Light and in the transmission companies of the TBE group, the company has directly added a further 5 companies to its structure, 3 of them wind generators and two transmission companies.

Acquisition of stake in wind generation companies

In 2009 Cemig acquired equity holdings of 49% in 3 wind farms owned by Energimp S.A., in Brazil’s northern state of Ceará, with total power of nearly 100 MW, for investment of R$ 223 million.

Completion of the transaction gives Cemig a 49% holding in the following companies: Praias de Parajuru (Parajuru Beaches) Wind Farm (28.8 MW), in the municipality of Beberibe (110km from Fortaleza); and the Praia do Morgado Wind Farm (28.8 MW) and the Volta do Rio Wind Farm (42.0 MW) in the municipality of Acaraú (approximately 250 km from Fortaleza) — a total installed generation capacity of 99.6 MW.

Acquisition of an interest in Taesa

On April 23, 2009 Cemig GT acquired, from Terna S.p.A., an interest of 65.86% in Terna Participações S.A., a holding company operating in electricity transmission, with a presence in 11 of Brazil’s States, for R$ 2.15 billion.  The holding company controls a total of six companies which, in aggregate, operate a total of 3,710km of transmission lines (information not audited by external auditors). The transaction was subject to suspensive conditions including approval by the Brazilian electricity regulator, Aneel (National Electricity Agency).

On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), as specified as optional under the Share Purchase Agreement signed between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig GT in that acquisition, to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized in the Public Offer to purchase the shares of the minority stockholders of that Company, through a partnership to be constituted with Fundo de Investimentos em Participação Coliseu (“FIP Coliseu”).

The board of Directors authorized assignment of the Purchase Agreement for the Shares in Terna to Transmissora Atlântico de Energia Elétrica (“Atlântico”) The board established that Cemig GT shall maintain a stockholding of 49% of Taesa’s common shares, in association with FIP Coliseu, holder of the remaining 51%.

On October 19, 2009 Cemig GT announced Completion of the Public Distribution of Units of the First Issue by Fundo de Investimento em Participações Coliseu — FIP Coliseu, structured by Banco Modal S.A., in the total amount of R$ 1.33 billion.  The amount was sufficient for that fund to acquire 51% of the common shares of Terna.

On October 30, 2009, Cemig GT and FIP Coliseu injected capital into Atlântico.

On November 3, 2009 financial settlement of the said Share Purchase Agreement signed with Terna S.p.A. was settled, with payment and transfer of the shares owned by Terna to Atlântico, in which Cemig GT holds 49% of the registered capital.  The transaction involved the purchase of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna.

Acquisition of an initial interest in Light

Cemig signed two share purchase agreement with AGC (Andrade Gutierrez Concessões) and PCP (controlling stockholder of Equatorial), for stockholding restructuring of the controlling block of Light S.A.

For the acquisition of this holding in Light, a special-purpose company will be constituted, jointly with an equity investment fund (FIP), in which Cemig has a minority holding. On completion of the restructuring, this SPC will hold up to 26.06% of Light S.A., and Cemig will retain its original interests in Light, each of 13.03%, directly.

Contract with AGC:

Share Purchase Agreement for the acquisition of approximately 13.03% of the total and voting stock of Light.  The total price of the acquisition is R$ 785 million, equivalent to R$ 29.54 per common share, comprising R$ 753.051 million, corresponding to 12.50% of the total capital of Light, to be paid on the closing date, and R$ 31.949 million, corresponding to 0.53% of the total capital of Light, to be paid by June 27, 2010. These amounts will be updated by the CDI (Interbank CD) rate, and any dividends or Interest on Equity paid or declared by light in this period will be deducted from them.

Contract with PCP:

Share Purchase Agreement for the acquisition of 7.22% of the total and voting stock of Light. For this transaction to be completed, Equatorial will undergo a process of split to separate out the indirect holding in Light to a new company (“Newco”) to be constituted, and to be listed on the BM&F Bovespa at the highest level of corporate governance compliance in that exchange’s Novo Mercado. Thus, Newco will be the holder of the shares in Light previously held by Equatorial. Subsequently to this split, and to the listing of the shares of Newco on the Novo Mercado of the BM&F Bovespa, the controlling stockholder of Equatorial (FIP PCP) will sell the totality of its direct and/or indirect interest in Newco to a company in the capital of which Cemig will hold an interest of not less than 20%. The price of this acquisition is the same as that negotiated with AGC, namely R$ 29.54 per share in Light, corresponding to R$ 434.968 million, for the indirect interest in Light currently held by FIP PCP.

c. Non-usual events or operations: None took place in 2009.

10.4  The chief officers should comment on:

a. Significant changes in accounting practices:

Law 11638/07 altered, repealed and created new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changed the criteria for recognition and valuation of assets and liabilities.

These changes in accounting practices, in effect from January 1, 2008, aim to increase the transparency of the accounting statements of Brazilian companies, and eliminate some regulatory barriers that were an obstacle to convergence with International Financial Reporting Standards (IFRS).

The changes introduced by this legislation characterize a change in accounting practices, and all the adjustments with impact on the results for years prior to the years presented were made in the account line Retained earnings in 2008.

Technical Statements and Interpretations issued by the CPC, and CVM Decisions, in 2009

For the purpose of creating new accounting rules, which are part of the joint agenda of the CVM and the CPC, in continuation of the process of harmonizing Brazilian accounting rules with IFRS, begun in 2008, the CPC issued several statements during 2009, with obligatory application for the business years starting January 1, 2010, and backdating to 2009 for the purposes of comparability. These have been approved by the CVM, and alter certain accounting practices at present adopted by the Company.

b. Significant effects of the changes in accounting practices

Considering the scale of the complexity of the alterations required by the new pronouncements, the Company is assessing their effects on the financial statements, while taking part in discussions and debates in the market, especially in the bodies and associations of the accounting profession, and with the regulators, any of whom may possibly make a statement of position on specific aspects for application in the electricity sector.

At present, until there is better understanding on the practical application of the pronouncements, it is not possible to quantify the possible effects on the financial statements with reasonable certainty.

The consolidated financial statements for the next business year will be prepared in accordance with CPC 37 — Adoption of International Accounting Standards, in accordance with CVM Instruction 457 of July 15, 2007.

c.  Qualifications or emphases in the Auditor’s Opinion:

The Opinion of the external auditors contains no qualifications. Only the following emphases:

1.              As described in Explanatory Notes 9, 20 and 25, Companhia Energética de Minas Gerais – Cemig and its subsidiaries have assets and liabilities registered in relation to transactions for sale and purchase of electricity, and other transactions, made in the Electricity Trading Chamber — CCEE (previously, “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out up to December 31, 2009, and these calculations may be changed as a result of decisions in current legal actions in progress, brought by companies in the sector, in relation to interpretation of the rules of the wholesale energy market that were in force at the time of the said transactions.

2.              The financial statements of Fundação de Seguridade Social Braslight, a pension fund sponsored by the joint-controlled subsidiary Light S.A., for the business year ended December 31, 2009, were audited by other independent auditors who issued an Opinion on them dated January 21, 2010 with a paragraph of emphasis on the existence of a balance of R$ 137.3 million for tax credits originating from the Entity’s tax immunity case, arising from final judgment against which there is no further appeal, which, in accordance with the projections of its Management, will be able to be offset, in approximately 9 years, against taxes to be paid in subsequent years.  Future realization of the asset is conditional upon continuation of the process of offsetting in relationship with the Federal Revenue Service, which was suspended in September 2005. If the said suspension is maintained, this could cause the Entity, at some point, to provision the asset. This asset guaranteeing actuarial reserves of the Entity was deducted in the calculation of the actuarial deficit of the sponsored subsidiaries, as required by CDM Decision 371/00. Consequently, if the provision is made for this amount, the proportional effect on the Company’s result will be R$ 17.9 million.

3.              On December 31, 2009, the indirectly jointly-controlled subsidiary Brasnorte Transmissora de Energia S.A. began its operations through obtaining of a term of provisional release for operation from November 27, 2009. Additionally, the indirectly jointly-controlled subsidiary Taesa Serviços Ltda. presents accumulated losses. Recovery of the amounts recorded in investments of the Company and in the consolidated property, plant and equipment, relating to the said subsidiaries, in the amounts of R$ 103.1 million and R$ 91.1 million, respectively, depend upon the success of their future operations, and these subsidiaries are dependent upon financial support from the stockholders and/or third parties until the operations become profitable. The consequent proportional effects on the company are R$ 33.3 million and R$ 29.4 million, respectively.

4.              The indirectly jointly-controlled subsidiary Madeira Energia S.A. — Mesa and its subsidiary have incurred expenses related to development of the project and construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, should be absorbed by the revenues from the operations. The realization of the asset of consolidated PP&E constituted by the said expenditure, which on December 31, 2009 totaled R$ 2.918 billion, and the reversal of the uncovered liabilities in the amount of R$ 100.2 million, will take place as from the start of operations, scheduled for the second half of 2011. The consequent proportional effects on the Company are R$ 291.8 million and R$ 10.0 million, respectively.

10.5  The chief officer should indicate and comment on critical accounting policies adopted by the Company, exploring especially accounting estimates made by management on uncertain questions that are material for description of the financial situation and of the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, tax credits, long-duration assets, useful life of non-current assets, pension plans, adjustments for foreign currency conversion, costs of environmental recovery, criteria for tests of recovery of assets and financial instruments

The preparation of financial statements requires Management to use estimates for the posting of certain of transactions, which affect the Company’s assets and liabilities, revenues and expenses, and also the disclosure of information on data of their financial statements. The final results of those transactions and information, when they are actually carried out in subsequent periods, may be different from those estimates. The Company reviews the estimates and assumptions at least quarterly, except in relation to the Post-employment obligations, which are revised annually. The main estimates related to the financial statements refer to the recording of the effects arising from the Rationing Program, the General Agreement for the Electricity Sector, transactions in the Electricity Trading Chamber (“CCEE”), the Provision for doubtful credits, Non-controllable costs (CVA), Tax credits, Post-employment obligations, Depreciation, Provisions for contingencies, and Unbilled supply of electricity.

The costs, contributions and actuarial liabilities related to the supplementation of pensions and the other post-employment benefits are determined annually and recognized as obligations, and recorded on the basis of a valuation carried out by independent actuaries, using the Projected Unit Credit Method, for determination of the present value of the obligations, in accordance with CVM Decision 371/00. When the benefits of a plan are expanded the portion of the increase in the benefit relating to employees’ past service is recognized in the income statement in a linear manner during the average period up to when the benefits become acquired rights. If the criteria for paying these benefits are met immediately, the expense is recognized immediately in the income statement.

10.6   In relation to the internal controls adopted to ensure the preparation of reliable financial statements, the chief officers should comment on:

a)              the degree of efficiency of such controls, indicating any imperfections and measures taken to correct them

The Executive Board, including the CEO and the Chief Officer for Finance, Investor Relations and Control of Holdings, is responsible for establishing and maintaining a system of internal controls adopted to ensure the preparation of reliable financial statements.

The internal controls to ensure the preparation of reliable financial statements include procedures that were implemented to prove, with reasonable certainty:

(i)            the reliability of the records of the accounting and financial information;

(ii)           preparation of the accounting statements in accordance with accounting practices adopted in Brazil;

(iii)          processing of payments and receipts in accordance with authorizations by the management; and

(iv)          timely detection of inappropriate acquisitions and of disposal allocation of material assets.

We emphasize that, due to the limitations inherent to the internal controls, there is the possibility that such controls may not prevent nor detect all deficiencies. Additionally, forecasts in relation to assessment of the effectiveness of the internal controls are subject to the risk that the controls might cease to function due to changes in the conditions in which they operate or cease to be in accordance with policies and procedures.

Management has assessed the effectiveness of the internal controls adopted to ensure preparation of reliable financial statements at December 31, 2009, based on the criteria established in the document Integrated Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, on December 31, 2009, the system of internal controls adopted to ensure the preparation of reliable financial statements is effective.

b)                          Deficiencies and recommendations on the internal controls present in the external auditor’s report

No material deficiencies in internal controls were reported such as might compromise the reliability of the financial statements.

10.7   If the Company has made a public offer for distribution of securities, the chief officers should comment on:

a)                                      How the proceeds of the offering were used

b)                                      Whether there were material differences between the actual application of the proceeds and the proposals for application published in the prospectuses of the respective distribution

c)                                      If there were any differences, the reasons for them

Securities issued by Cemig

Debentures

In December 2001, Cemig made its first issue of non-convertible debentures, for public distribution, through which 62,500 unsecured debentures, without preference, were issued, with nominal unit value of R$ 10,000, in two series, each series being for a total amount of 31,250 debentures, the total amount of the issue being R$ 625 million. Those debentures had issue date of November 1, 2001, and the maturity of the debentures of the first series was initially scheduled for November 1, 2009, and that of the second series for November 1, 2011. The funds raised through their distribution were used for financing of generation, transmission and distribution undertakings, including projects involving partnerships with companies of the private sector, in accordance with

Cemig’s program of generation and transmission works for the years of 2001 and 2002 and the first quarter of 2003; there was no discrepancy between the actual use of the proceeds and the proposal for their use published in the offering documents. The debentures of the first series were renegotiated on November 1, 2005, when the remuneratory interest was altered from IGP—M + 12.7% p.a. to CDI + 1.2% p.a. After the renegotiation, 71.5% of the debentures (equivalent to R$ 349.6 million) remained in circulation and the remaining 28.5% (equivalent to R$ 139.2 million) were redeemed by Cemig with funds from a bank loan. The debentures of the 2nd series were renegotiated on November 1, 2006, when the remuneratory interest was altered from IGP—M + 12.7% p.a. to 104% of the CDI rate. After the renegotiation 47.4% of the debentures (equivalent to R$ 238.8 million) remained in circulation and the remaining 52.6% (equivalent to R$ 265.3 million) were redeemed by Cemig with funds arising from a bank loan. Thus, after the respective renegotiations, 22,348 debentures of the first series and 14,804 debentures of the second series remained in circulation and the remaining 8,902 debentures of the first series and 16,446 debentures of the second series returned to Cemig’s treasury.

As part of the process of unbundling of Cemig, these debentures were exchanged for debentures of the first issue of Cemig GT, and as a result the first issue of debentures by Cemig was canceled.

In July 2002, Cemig carried out its second issue of debentures, for private distribution, destined for subscription by the State of Minas Gerais, as authorized by State Law 13954/01. In this issue 9,000 non-convertible, subordinated debentures were issued in an undetermined quantity up to the limit of R$ 90 million. The period of maturity of this issue is 25 years after the date of issuance of each series and the monetary updating is calculated by the IGP—M inflation index. These debentures do not carry interest. On September 30, 2002 the first series of 2,250 debentures was issued and on December 22, 2003, Cemig issued the second series, also of 2,250 debentures, each series being in the amount of R$ 22.5 million, resulting in a total of 4,500 debentures and R$ 45 million. The funds received by Cemig were applied in the construction and implementation of the Irapé hydroelectric power plant, as specified in the private instrument of commitment for subscription of debentures signed between the State and Cemig on September 10, 2001.

In March 2004 Cemig canceled the series of this issue that had not yet been placed, to carry out its third public issue of debentures and, on December 27, 2004 Cemig and Cemig GT signed the Private Instrument of Assignment of Rights and Obligations arising from the Deed of Issue of Subordinated Debentures by Cemig, through which Cemig assigned to Cemig GT the rights and obligations arising from the second issue of debentures, the debt of which was entirely assumed by Cemig GT, and which shall be paid to the state of Minas Gerais in the form specified in the said Private Deed of Subordinated Debentures.

In July 2004 Cemig filed with the CVM a program of public issuance of unsecured, non-subordinated, non-convertible, nominal book-entry debentures with a period of up to 2 years, in the total amount of R$ 1.5 billion (“the Program”).

Under this Program, on July 19, 2004, Cemig made its third issue of debentures, for public distribution, in which 23,042 unsecured non-convertible debentures were issued, in a single series, with nominal unit value of R$ 10,000, totaling R$ 230.4 million, with issue date of June 1, 2004, and maturity on June 1, 2014. Proceeds from this distribution were used to advertise the debts of the Company contracted for realization of investments in distribution of electricity which became due in 2004; there was no difference between the actual use of the funds have a proposal for use published in the offering documents. As part of the process of unbundling of Cemig, the debentures of Cemig’s

3rd Issue were exchanged for debentures of the first issue of Cemig D, and as a result the 3rd issue of debentures by Cemig was canceled. The debentures were updated by the IGP-M and while they were in force entitled holders to annual interest at a fixed rate of 10.5% per year.

On December 28, 2004, Cemig made its fourth issue of debentures, for private distribution, in which 2,250 subordinated debentures not convertible into shares were issued in a single series, with nominal unit value of R$ 10,000, totaling R$ 22.5 million, with maturity of 25 years and monetary updating by the IGP-M index. The debentures of this issue did not carry interest and were subscribed solely by the State of Minas Gerais, as authorized by State Law 13954/01. The funds received by Cemig were applied in the construction and implementation of the Irapé hydroelectric power plant, as specified in the private instrument of commitment for subscription of debentures signed between the State and Cemig on September 10, 2001. On December 27, 2004, Cemig and Cemig GT signed the Private Instrument of Assignment of Rights and Obligations arising from the Deed of Cemig’s Fourth Private Issue of Non-convertible Debentures Cemig, through which Cemig assigns to Cemig GT the rights and obligations arising from this issue, the debt of which was assumed in full by Cemig GT and will be settled, with the State of Minas Gerais, in the manner specified in the said Deed.

Also for the purposes of construction and operation of the Irapé hydroelectric power plant, on December 29, 2005 Cemig made its fifth debenture issue, for private distribution, through which 2,250 subordinated, non-convertible debentures were issued in a single series, with nominal unit value of R$ 10,000, totaling R$ 22.5 million, with maturity of 25 years and monetary updating by the IGP-M index. The debentures of this issue do not carry interest and were subscribed solely by the State of Minas Gerais, as authorized by State Law 13954/01. On December 29, 2005, Cemig and Cemig GT signed the Private Instrument of Assignment of Rights and Obligations arising from the Deed of the Fifth Private Issue of Non-convertible Debentures by Cemig, through which Cemig assigned to Cemig GT the rights and obligations arising from that issue, the debt of which was fully assumed by Cemig GT and shall be settled with the State of Minas Gerais in the form specified in that deed.

Also for the purposes of construction and operation of the Irapé hydroelectric power plant, on December 28, 2006 Cemig made its sixth debenture issue, for private distribution, through which 3,000 subordinated, non-convertible debentures were issued in a single series, with nominal unit value of R$ 10,000, totaling R$ 30 million, with maturity of 25 years and monetary updating by the IGP-M index. The debentures of this issue do not carry interest and were subscribed wholly by the State of Minas Gerais, as authorized by State Law 16512/06. Since the proceeds were to be applied in the Irapé power plant, on February 28, 2007 Cemig signed with Cemig GT the Private Instrument of Assignment of Rights and Obligations arising from the Deed of the Sixth Debenture Issue, for transfer of the proceeds and of the obligation for payment of the debt to Cemig GT.

The CRC Fund

On January 26, 2006, Cemig constituted the CRC Fund, made up of receivable rights under the CRC contract. The CRC Fund was constituted in the form of a closed condominium fund, through which 900 million senior units were offered, in a single series, with unit issue value of R$ 1.00, in the total amount of R$ 900 million, and redemption date scheduled for December 31, 2015. The totality of the senior units were subscribed and paid up by Banco Itaú S.A. and by Banco Bradesco S.A. The parameter for return on the senior units corresponds to 100% of the CDI rate, plus prefixed coupon interest of 1.7% per annum based on a year of 252 business days. These units will be amortized in 20 6-monthly payments over a period of 10 years. Further, since (i) the dates for 6-monthly payments of the senior units coincide with the dates on which Cemig pays its 6-monthly dividends; and (ii) the fourth Amendment to the CRC contract provides that 65% of the dividends payable by Cemig to the Government of the State, in each payment of dividends, shall be retained by Cemig and transferred automatically to the CRC fund, the units are automatically reimbursed on the said dates. If these dividends are not sufficient to provide a system of fixed payment on the senior units, Cemig, as co-guarantor, will contribute the amount necessary to make such payment.

In addition to the senior units, the CRC Fund issued 760,125,012 non-transferable subordinated units, each with unit issue value of R$ 1.00, with total value of approximately R$ 760.1 million and redemption date specified for June 30, 2035. These units were subscribed and paid up exclusively by Cemig. The subordinated units will be amortized using any excess of cash available in the CRC Fund or through its liquidation.

The CRC Fund was structured and distributed by Banco Itaú BBA S.A., lead manager, and Banco Bradesco S.A., and is administered by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., an affiliated company of Banco Itaú S.A.

On December 30, 2009 the value of the senior units, which have co-obligation by Cemig, was de R$ 951.0 million.

10.8.  Chief officers should describe the material items not evidenced in the financial statements of the Company, indicating:

a.                 Assets and liabilities held by the Company, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

i.                                          Operational leasings, in the form of both assets and liabilities.

ii.                                       Portfolios of receivables written off on which the entity maintains risks and responsibilities, including respective liabilities.

iii.                                    Contracts for future purchase and sale of products or services.

iv.                                   Contract for construction that has not been terminated.

v.                                      Contracts for future receipts of financings.

Cemig and its subsidiaries have contractual obligations and commitments that include amortization of loans and financings, contracts with contractors for the construction of new projects, purchase of electricity from Itaipu and other sources, as shown in this table:

	2010	2011	2012	2013	2014	2015	2016 and after	Total
Loans and financings	4,279,693	1,316,993	1,566,306	1,366,438	1,122,930	585,573	1,055,014	11,292,947
Purchase of electricity from Itaipu	899,287	842,231	862,667	897,171	924,914	721,574	18,760,934	23,908,778
Transport of electricity from Itaipu	66,931	69,604	71,569	74,115	54,061	47,011	2,148,136	2,531,427
Purchase of electricity at auctions	1,964,019	2,215,465	2,915,810	2,839,548	2,164,928	2,261,944	36,745,773	51,107,487
Other electricity purchase contracts	561,334	787,553	1,063,658	1,765,463	2,152,869	1,919,096	75,597,796	83,847,769
Debt to pension plan — Forluz	81,655	70,355	66,086	43,094	45,680	48,421	548,225	903,516
Regulatory investments	630,766	630,766	630,766	157,691	—	—	—	2,049,989
“Light for Everyone” Program, Phase 2	498,856	—		—	—	—	—	498,856
Total	8,982,541	5,932,967	7,176,862	7,143,520	6,465,382	5,583,619	134,855,878	176,140,769

b.  Other items not evidenced in the financial statements

•                  Future expenses on electricity purchases.

•                  Regulatory investments

10.9        In relation to each one of the items not evidenced in the financial statements indicated in item 10.8, the chief officers should comment on:

a)              How such items changed or could change the revenue, expenses, operational result, financial expenses or other items of the financial statements of the Company

b)              The nature and purpose of the transaction.

c)              The nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the transaction.

The items mentioned in the table contained in item 10.8, not yet registered in the Financial Statements, which will have an impact in the Balance Sheet and also in final profit/loss, arise basically from future contracts for purchase of electricity and regulatory investments.

In the case of future expenses on purchase of energy, the Company will record, simultaneously, an operational revenue as a function of the sale of this energy, when a margin of operational profit will be recorded as a function of these transactions.

In relation to the Regulatory investments, under the current regulatory framework in Brazil, they will be included by Aneel in the base of assets to be remunerated through the electricity tariff.

10.10. The chief officers should indicate and comment on the principal elements of the Company’s business plan, specifically exploring the following topics:

a) capital expenditure, including:

i)                            quantitative and qualitative description of the investments in progress and of the investments foreseen

ii)                        Sources of financing of the investments

iii)                    material disinvestments in progress and disinvestments planned

As well as the investments made by the wholly-owned subsidiaries of Cemig, Cemig D and Cemig GT, that are necessary not only to improve the efficiency of their electricity systems, to avoid risks of outages, overload of the system and exhaustion of equipment, and also to serve new consumers, eliminate environmental liabilities and need any demands required by Aneel, Cemig has also effected expenditure on acquisition of assets already constituted.

Over the next 3 years Cemig and it is wholly-owned subsidiaries, Cemig D and Cemig GT plan to invest approximately R$ 5.454 billion, as shown in this table:

R$ million

Activity	2010	2011	2012	Total

Basic Program (1)	800.7	953.2	1,062.0	2,816.0
Generation	132.8	61.4	84.0	278.2
Transmission	52.9	18.6	30.2	101.7
Distribution	614.3	873.0	945.5	2.432.8
Holding Co.	0.7	0.2	2.3	3.2

Light for Everyone Program (2)	827.7	0	0	827.7

Acquisitions	1,791.5	8.1	10.8	1,810.4
Terna Participações (3)	956.8	0	0	956.8
TBE (Acquisition of MDU)	117.3	0	0	117.3
TBE (Share repurchase)	6.4	8.1	10.8	25.3
Light	711.0	0	0	711.0

Overall total	3,419,9	961,3	1,072,8	5.454,1

(1)       Estimated amounts, and June 2010 prices, covering the basic investments to maintain the routines of the companies Cemig GT, Cemig D and Cemig.

(2)       Of this investment, R$ 451 million will be with made grants provided by the federal government and the State of Minas Gerais.

(3)       Assumes 100% acceptance of the public offering to purchase the free float.

The information in the table above reflects Cemig’s present expectations. The Company has no way of guaranteeing that its investment plan will be implemented in the way shown above, and changes may be made during the implementation. The Company expects to carry out the investments described above using its own funds, funds from Eletrobrás and from the State of Minas Gerais, and also funds from issuance of securities, and/or bank loans either for rollover of debt or guaranteed by commercial receivables.

10.11  Comment on the other factors that have materially influenced operational performance and which have not been identified or commented on in the other items of this section

All the factors of the 2009 business year which materially affected the operational performance of the company have been commented on and identified in the previous items of this section.

APPENDIX 7

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 information on a candidate for sitting member of the Board of Directors:

Name: Sergio Alair Barroso

Age: 60

Profession: Economist

CPF: 609555898-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Corporate Governance Committee of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Light S.A.: Member of the Board of Directors.

Bunge

Cargill do Brasil

•                 Managed various units of the company not only in Brazil — in the South, South-east and Center-West regions — but also in various countries such as Switzerland, the Netherlands, the United States and Venezuela.

•                 in April 1998, he became the first Brazilian to be appointed president of Cargill in Brazil.

•                 Chairman of the Board of Directors of Fosfertil, Ultrafertil and Fertifos.

•                 He works as a consultant and business partner in the areas of agribusiness, social responsibility and environmental investments.

•                 He has participated in and continues to participate in various associations and entities:

•                 Brazilian Vegetable Oils Association (Abiove).

•                 International Vegetable Oils Association (IASC)

•                 Brazilian Food Association (ABIA)

•                 Council of the American Chamber of Commerce (Amcham)

•                 Council of the São Paulo State Industries Federation (Fiesp)

•                 Consultative Council of the Brazil-China Chamber of Commerce and Industry

•                 Council of  Students in Free Enterprise (SIFE)

Economic Development Secretary of the State of Minas Gerais, since February 12, 2009. Chairman of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.  since March 5, 2009.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.         (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.          (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 information on a candidate for sitting member of the Board of Directors:

Name: Antônio Adriano Silva

Age: 66

Profession: Manager and advertising executive

CPF or passport number: 056.346.956-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position:

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Silva holds a business administration degree with a specialization in marketing. He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.—Embrava, Agência Jornalística Imagem, Associação Comercial de Minas, Asa Criação de Publicidade, and Coteminas.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.         (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.          (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.         (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.                 The person proposed has no relationship with the party that directly or indirectly controls the Company.

c                     He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Board of Directors:

Name: Fernando Henrique Schüffner Neto

Age: 50

Profession: Engineer

CPF: 320008396-49

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is/will be a member of the Support and Finance Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

• Companhia Energética de Minas Gerais – Cemig:

Superintendent of Distribution Coordination, Planning and Expansion, and Executive Coordination Superintendent of the Light for Everyone Program: April 1985 to January 2007;

Chief Distribution and Sales Officer: since January 2007;

Substitute Member of the Board of Directors: from 2002 to 2004 and since January 2007.

• Cemig Distribuição S.A.:

Chief Distribution and Sales Officer and Substitute Member of the Board of Directors:  since January 2007.

• Cemig Geração e Transmissão S.A.:

Chief Officer and Substitute Member of the Board of Directors: since January 2007.

• Cemig Telecomunicações S.A.:

Member of the Board of Directors, since August 2005

• Companhia de Gás de Minas Gerais – Gasmig:

Member of the Board of Directors, since February 2007.

• Sociedade Mineira de Engenheiros:

Member of the Managing Council:  since March 2005

• Cemig Employees Investment Club (CLIC):

President, from April 2002 to April 2005.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

• Companhia Energética de Minas Gerais – Cemig:

Superintendent of Distribution Coordination, Planning and Expansion, and Executive Coordination Superintendent of the Light for Everyone Program: April 1985 to January 2007;

Chief Distribution and Sales Officer: since January 2007;

Substitute Member of the Board of Directors: from 2002 to 2004 and since January 2007.

• Cemig Distribuição S.A.:

Chief Distribution and Sales Officer and Substitute Member of the Board of Directors:  since January 2007.

• Cemig Geração e Transmissão S.A.:

Chief Officer and Substitute Member of the Board of Directors: since January 2007.

• Cemig Telecomunicações S.A.: Member of the Board of Directors, since August 2005

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied : None.

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.   Any manager of the Company

b.   managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors and an Executive Officer in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6  Information on a candidate for substitute member of the Board of Directors:

Name: Adriano Magalhães Chaves

Age: 42

Profession: Electrical engineer

CPF or passport number: 086.051.928-79

Elected position to be held: Substitute member:

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Chaves is Chairman of the Minas Gerais Integrated Development Institute (INDI), a member of the Energy Chamber of the Minas Gerais Commercial Association (ACMinas), and a member of the Managing Council of Sebrae. Born in 1967, he earned a degree in electrical engineering from PUC University of Minas Gerais in 1998, and completed post-graduation in Project Management at the Technological Education Institute (IETEC) in 2001, with MBA from Newton Paiva University in 2005. He lives in Belo Horizonte.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Project manager at Companhia Energética de Minas Gerais – Cemig.

Sitting member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.         managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.          managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.         managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.The person proposed is INDI´s president, organization that has a relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6  Information on a candidate for sitting member of the Board of Directors:

Name: Aécio Ferreira da Cunha

Age: 83

Profession: Lawyer

CPF: 000261231-34

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated will be a member of the Board of Directors Support Committee.

12.8. Résumé containing the following data:

a.  Résumé, containing the following information:

i.  Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Aécio Ferreira da Cunha: Born in 1927, Mr. da Cunha serves on the Board of Directors of the state-controlled generation company Furnas, which he joined in 1993. He was Chairman of the Brazilian Development Bank (BNDES) in 1993, an elected state congressman from 1955 to 1962, a federal congressman for eight terms (1963-1987), and Cabinet Secretary at the Minas Gerais Department of Trade and Industry.

Appointed to the Federal Audit Board in 1988, he decided not to take up the post. He has a law degree from the Universidade do Brasil of Rio de Janeiro  (1951), and a diploma  from the Escola Superior de Guerra (1973). He currently has farming interests in the North of Minas Gerais.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He was a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.    Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None.

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.         (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c  Does not have any relationship with a supplier, client, debtor or creditor of the Company, nor of any subsidiary nor the controlling stockholder of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 information on a candidate for sitting member of the Board of Directors:

Name: Arcângelo Eustáquio Torres Queiroz

Age: 44

Profession: Technical Administrator

CPF or passport number: 539.109.746-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Employee

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Queiroz has been with Cemig since 1988, and is a Visual Communication Specialist and Technical Administrator. He is currently Director of Sindieletro — the Minas Gerais Electricity Industry Workers’ Union; a member of Cemig’s Integrated Health Administration Committee (Prosaúde), and a member of Cemig’s Careers and Remuneration Committee. He was born in 1966 and graduated in History from UNIBH University, Minas Gerais in 1992. He lives in Belo Horizonte.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Cemig Distribuição S.A. — Administrative technical staff

Sitting member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.   (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is employed and a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Board of Directors:

Name: Luiz Antônio Athayde Vasconcelos

Age: 56

Profession: Economist

CPF: 194921896-15

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Vasconcelos was born in 01/14/1954, has a degree in economics from PUC University of Minas Gerais, with specialization in financial management from the João Pinheiro Foundation.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.   managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   managers of the Company and (ii) managers of companies that directly or indirectly control the Company

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D by the Controlling Stockholders

12.6 information on a candidate for sitting member of the Board of Directors:

Name: João Camilo Penna

Age: 84

Profession: Engineer

CPF or passport number: 000.976.836-04

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support, Strategy and Human Resources Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i.  Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University (UFMG). He was a works engineer with CVRD from January 1949 to April 1951; Planning and Works Officer at CEMIG from May 1951 to March 1961; and Technical Director of CEMIG from March 1961 to March 1967. He was Chairman of CEMIG from March 1967 to March 1975. He served as Finance Secretary of Minas Gerais State in the governments of Aureliano Chaves and Oznam Coelho from March 1975 to March 1979, as Brazil’s Trade and Industry Minister in the Figueiredo government from March 1979 to August 1984, and was Chairman of Furnas Centrais Elétricas from May 1985 to August 1989. During these same periods he was interim Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of Directors of Eletrobrás, Vice-Chairman of the Brazilian Technical Standards Association, Director of the Large Dams Committee, and of the Brazilian Group for the World Energy Conference.

From 1990 he was a consultant and member of boards of organizations such as Mannesmann, the Dom Cabral Foundation, Copersucar, Companhia Siderúrgica do Pará, Companhia Força e Luz Cataguazes Leopoldina, Biobrás, Copasa, and the Minas Gerais Industries’ Federation (Fiemg). From 1984 to 1992 he was a member of the Board of Directors of Itaipu Binacional, and Chairman of the Board of the Horizontes Institute at Atech—Sivam. At Coopers and Lybrand, he was president of the Supervision Committee of the Brazilian Industry Competitiveness Study. In 2002 he was Consultant in the preparation of the study “Minas Gerais in the 21st Century”, an initiative of the Minas Gerais Development Bank (BDMG); and President of the organization “Economy and Energy — E&E”.

He was a member of the President of the Republic’s Ethics Committee, from September 2000 to March 2005, and from April 2004 to April 2005 was a member of the Public Ethics Committee of the Minas Gerais State government.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Cemig: Member of the Board of Directors.

Principal activity of the company: Electricity.

Eletrobrás. Member of the Consultative Council.

Individual consultant.

Principal activity: Ethanol and International trade.

Companhia Siderúrgica Mannesmann: Member of the Board of Directors.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.             (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.             (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.             (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 information on a candidate for sitting member of the Board of Directors:

Name: Djalma Bastos de Morais

Age: 73

Profession: Engineer

CPF or passport number: 006.633.526-49

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Corporate Governance Committee of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i.       Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Minister of Communications

Interim: December 12, 1993 to January 1994

Appointed — January 1994 to January 1995

Petrobras Distribuidora S.A.

Vice-president — 1995 to 1998

GASMIG

Chairman of the Board — since January 29, 1999

Chief Executive Officer — from January 29, 1999 to December 15, 2004

Cemig — Companhia Energética de Minas Gerais

Chief Executive Officer — since January 14, 1999

Vice-Chairman of the Board — since January 1, 1999

Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Chief Executive Officer — since September 8, 2004

Vice-Chairman of the Board — since December 13, 2004

Light S.A.

Member of the Board of Directors — since August 10, 2006

Transmissora do Atlântico de Energia Elétrica S.A. — TAESA

Member of the Board of Directors — from 11/04/09 to 12/28/09

Transmissora Aliança de Energia Elétrica S.A.

Chairman of the Board of Directors — since November 4, 2009

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Petrobras Distribuidora S.A.

Vice-president — 1995 to 1998

Cemig   - Companhia Energética de Minas Gerais.

Chief Executive Officer — since 14-01-99

Vice-Chairman of the Board of Directors — since January 14, 2009

Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Chief Executive Officer — since September 8, 2004

Vice-Chairman of the Board of Directors — since December 13, 2004

Light S.A.:  Member of the Board of Directors — since August 10, 2006

Transmissora Aliança de Energia Elétrica S.A.

Chairman of the Board of Directors — since November 4, 2009

Commercial operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.   (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors and an Executive Officer in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Francelino Pereira dos Santos

Age: 88

Profession: lawyer

CPF or passport number: 000.115.841-49

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Audit and Risks Committee of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Santos earned a law degree from the Law School of the Federal University of Minas Gerais in 1949. Mr. Santos was a Minas Gerais state senator from 1995 to 2002 and the Governor of Minas Gerais from 1979 to 1983. He also was a congressional representative for four successive terms from 1963 to 1979 and alderman for the city of Belo Horizonte from 1951 to 1954. From 1961 to 1966 he was Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counselor for Municipalities Affairs of the Cabinet of the Governor. From 1985 to 1990, he was vice-president of management of Banco do Brasil S.A. and the chief executive officer of Acesita from October 1983 to August 1984. Mr. Santos was also a professor and director of the Municipal Accounting High School in Belo Horizonte from 1955 to 1959.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

Any manager of the Company

a.     (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.     (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.     (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Franklin Moreira Gonçalves

Age: 39

Profession: Industrial technologist

CPF or passport number: 754.988.556-72

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support Committee and the Human Resources Committee of the Board of Directors.

12.8. Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Gonçalves was born in 10/12/1970, lives in Belo Horizonte, is an industrial technologist and has a degree in data processing from Unicentro Newton Paiva.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Cemig Geração e Transmissão S.A. — Technical Electrical System Operation

Substitute member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.     (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.     (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.     (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is employed and a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Board of Directors:

Name: Guilherme Horta Gonçalves Junior

Age: 57

Profession: Economist

CPF: 266078757-34

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Gonçalves Junior has a degree in economics from the Bennet Institute Economics School of Rio de Janeiro, and a Postgraduate degree from the Getúlio Vargas Foundation.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.             Any manager of the Company

b.     managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.     managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.     managers of the Company and (ii) managers of companies that directly or indirectly control the Company

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for substitute member of the Board of Directors:

Name: Lauro Sérgio Vasconcelos David

Age: 42

Profession: Company manager

CPF or passport number: 603.695.316-04

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Superintendent

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support, Human Resources, Strategy, Audit and Risks, and Finance Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Vasconcelos has a degree in Business Administration from Champagnat (1990) with Postgraduation in Financial Administration from the Dom Cabral Foundation, and a specialization course in Controller’s Department and Finance from FACE of the Minas Gerais Federal University. He concluded a master’s course in Business Management with Amana-Key in 1998. At Cemig, he was Financial Programming and Control Manager (1993-1998), Budgeting and Costs Manager (1999-2005), and Superintendent of Corporate Control and Management (May 2005). In his career with Cemig he participated in the following projects:

•                  Implementation of the Balanced Scorecard Project at Cemig (2003), as Coordinator of the Finances and Holdings Department (DFN).

•                  Cemig’s Organizational Restructuring Project, as representative of the Financial Control and Programming Department (FN), in 2001.

•                  Executive Secretary of the Budget Prioritization Committee (CPO), from 1998 to 2005.

•                  Member of the Union Negotiation Committee (since 2003).

•                  Financial Director of the Cemig Employees’ Investment Club (CLIC), from 2001-2005.

•                  Chairman of the Club (since April 2005

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Companhia Energética de Minas Gerais:

Superintendent of Controller’s Department and Management, and member of the Board of Directors

Cemig Telecomunicações S.A.:

Member of the Board of Directors.

Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A..:

Substitute member of the Board of Directors

b. Description of any of the following events that have taken place during the last 5 years:

I.        Any criminal conviction: none

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: none

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: none

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

Any manager of the Company

a.     (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.     (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.     (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.  The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed does not have a relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for substitute member of the Board of Directors:

Name: Marco Antonio Rodrigues da Cunha

Age: 55

Profession: Engineer

CPF or passport number: 292.581.976-15

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is/will be a member of the Support and Strategy Committees of the Board of Directors.

12.8. Résumé containing the following data:

a.    Résumé, containing the following information:

I.     Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

• Chief Corporate Management Officer of Cemig, Cemig D and Cemig GT since Jan.07.

• Cemig Capim Branco Energia S.A. : Director

• Central Termelétrica de Cogeração: Director

• Sá Carvalho S.A. — CEO

• Rosal Energia S.A. — CEO

• Cemig Serviços S.A. — Administrative Director

• Cemig Telecom S.A. (formerly Infovias S.A.) — Technical Director

• Central Hidrelétrica Pai Joaquim S.A. — Vice-chairman of the Board of Directors

• Member of the Board of Directors of Cemig, since 2003 up to the present.

• Member of the Board of Directors of Cemig D and Cemig GT

•  Member of the Board of Directors of Taesa, since September 2009.

•  Member of the Board of Directors of Gasmig (Companhia de Gás de Minas Gerais)

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

• Chief Corporate Management Officer of Cemig, Cemig D and Cemig GT since Jan.2007.

• Cemig Telecom S.A. (formerly Infovias S.A.) — Technical Director

• Member of the Board of Directors of Cemig, since 2003 up to the present.

• Member of the Board of Directors of Cemig D and Cemig GT

• Member of the Board of Directors of Taesa, since September 2009.

b.   Description of any of the following events that have taken place during the last 5 years:

I. Any criminal conviction: none

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: none

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: none

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b. (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.   The person proposed does not have a relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for sitting member of the Board of Directors:

Name Maria Estela Kubitschek Lopes

Age: 67

Profession:

CPF or passport number: 092.504.987-56

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a.   Résumé, containing the following information:

I.    Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mrs. Lopes holds a degree in architecture and is an interior designer and entrepreneur. She is a managing partner of DF Consultores Ltda. and of Santa Júlia Importação, Exportação e Participações. Mrs. Lopes is also the adviser to the president of the Municipal Theater Foundation of the City of Rio de Janeiro, to the president of the Friends of the State of Rio de Janeiro—AME-RIO and to the president of the board of Casa Santa Ignez (a philanthropic association responsible for the nourishment and education of children and aid to low-income families in the Rocinha neighborhood in Rio de Janeiro). She was one of the founders of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil), and served as its vice-president from September 1981 to May 2000 and as acting president since October 2000. Mrs. Lopes has also served as president of the council of the Cultural Institute Cesgranrio, vice-president of the council of the Women’s Bank, president of the Beneficent Institutions of the State of Rio de Janeiro and a member of the council of Casa das Palmeiras, a cultural institution. Mrs. Lopes has received several cultural and social merit awards.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

ii.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.      Description of any of the following events that have taken place during the last 5 years:

I.  Any criminal conviction: none

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: none

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: none

12.9.  The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.             Any manager of the Company

b.   (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for substitute member of the Board of Directors:

Name Paulo Sérgio Machado Ribeiro

Age: 49

Profession: Engineer

CPF or passport number: 428.576.006-15

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support, Strategy and Human Resources Committees of the Board of Directors.

12.8.  Résumé containing the following data:

a.      Résumé, containing the following information:

I.      Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position:

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Undersecretary of Mining and Metals Development of the State of Minas Gerais

National Mineral Production Department, State of Minas Gerais: Specialist in mining resources

General Manager, Vale S.A.

Substitute Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

ii. Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

General Manager, Vale S.A.

Substitute Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.      Description of any of the following events that have taken place during the last 5 years:

I. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.   Any manager of the Company

b.   (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.   (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.   (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.  The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6  Information on a candidate for substitute member of the Audit Board:

Name:  Aliomar Silva Lima

Age: 56

Profession: Economist

CPF or passport number: 131.654.456-72

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Economist specializing in management of electricity companies with degree from Paraná Federal University; degree in capital markets from Ibmec; Lecturer in various disciplines related to finance in courses in Business Administration at the PUC University of Minas Gerais; substitute member of the Audit Board of Light S.A., Cemig, Cemig D, Cemig GT and Gasmig, and member of the Audit Board of Cemig Telecom.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Audit Board of Light S.A., Cemig Telecomunicações S.A., Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None.

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity. None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.                      Any manager of the Company

b.            (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.             (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.            (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Audit Board:

Name: Ari Barcelos da Silva

Age:  68

Profession: Company Manager

CPF or passport number: 006124137-72

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Barcelos has a degree in Business Management and Accounting. He has worked at Eletrobrás, Eletronuclear, Chesf, Cemar and Eletrosul.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Audit Board of Light S.A., Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.    Any criminal conviction: None.

Any condemnation in an administrative proceeding of the CVM, and the penalties applied:  None.

Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.             Any manager of the Company

b.             (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.             (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.             (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.   The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b.   The person proposed has no relationship with the party that directly or indirectly controls the Company.

c    He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Aristóteles Luiz Menezes Vasconcellos Drummond

Age: 65

Profession: Journalist

CPF or passport number: 026.939.257-20

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Member of the Board of Directors of CEMAT — MT.

Member of the Audit Board of Light S.A.

Director of Trad. Ass. e Consultoria

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Audit Board of Light S.A.

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b. (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c. (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii)

parties that directly or indirectly control the Company.

d. (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c   He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Audit Board:

Name: Marcus Eolo de Lamounier Bicalho

Age:   69

Profession: Economist

CPF or passport number: 001909696-87

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Lamounier Bicalho has a degree in Economics from Minas Gerais Federal University, and works in the Economic Development Department of the State of Minas Gerais.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

Iii: Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b. (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c. (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d. (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Luiz Guaritá Neto

Age: 55

Profession: Civil Engineer

CPF or passport number: 289.118.816-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Director — RCG Engenharia e Empreendimentos Ltda.

Director — Jaguara Shoppings

Director — 7 Estrelas Agropecuária

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b. (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c. (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d. (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Thales de Souza Ramos Filho

Age: 70

Profession: Doctor

CPF or passport number: 003.734.436-68

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Director of Hospital Dr. João Felício Ltda. (City of Juiz de Fora, Minas Gerais, Brazil)

Partner: Zenite Empreendimentos

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

Any manager of the Company

a.      (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.      (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.      (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

APPENDIX 8

13.1.       Describe the policy or practice for the remuneration of the Board of Directors, of the Chief Officers or non-statutory directors, the Audit Board, the statutory committees and the audit, risk, finance and remuneration committees, dealing with the following aspects:

a.     Objectives of the remuneration policy or practice

The policy aims to set guidelines for the remuneration of the company’s managers and board members.

b.     Composition of the remuneration, indicating:

i.    description of the elements of the remuneration and the objectives of each one of them

Fees

ii.  What is the proportion of each element to the total remuneration?

Fees = 100%

iii. Methodology of calculation and adjustment for each one of the elements of the remuneration.

Decided by General Meeting of Stockholders

iv.  Reasons that justify the composition of the remuneration.

Decided by the Bylaws / General Meeting of Stockholders.

c.     Principal indicators of performance that are taken into consideration in the determination of each element of the remuneration.

Not applicable.

d.     How the remuneration is structured to reflect changes in the performance indicators.

Not applicable.

e.     How the remuneration policy or practice aligns with the short-, medium- and long-term interests of the issuer.

Not applicable.

f.      Is there any remuneration paid by any direct or indirect subsidiaries, jointly-controlled subsidiaries or parent companies?

None.

g.     Is there any remuneration or benefit linked to the occurrence of a specified corporate event, such as the sale of stockholding control of the issuer?

None.

13.2.       In relation to the remuneration recognized in the income statement of the last 3 business year, and that expected for the current business year, for the Board of Directors, Chief Officers or non-statutory directors, Audit Board, statutory committees and the audit, risk, finance and remuneration committees, please provide a table with the following content:

The amounts below give the remuneration paid to the Chief Officers, members of the Board of Directors and of the Audit Board in the 2007, 2008 and 2009 business years, and the amounts planned for payment in 2010:

Executive Board
a. Body
b. Number of members:	9
c1. Annual fixed remuneration
Salary or “pro-labore” (fees)	2,627,543.06
Direct and indirect benefits	—
Remuneration for participation in committees	—
Other	—
c2. Variable remuneration
Bonus	—
Profit shares	626,195.51
Remuneration for participation in committees	—
Commissions	—
Other	—
c3. Post-employment benefits	None
c4. Benefits motivated by ceasing to exercise the position	None
c4. Remuneration based on shares	None
d. Amount of the remuneration	2,522,421.40
e. Total of the remuneration	3,253,737.57

Board of Directors
a. Body
b. Number of members:	14
c1. Annual fixed remuneration
Salary or “pro-labore” (fees)	806,263.11
Direct and indirect benefits	—
Remuneration for participation in committees	—
c2. Variable remuneration
Bonus	—
Profit shares	172,720.84
Remuneration for participation in committees	—
Commissions	—
c3. Post-employment benefits	None
c4. Benefits motivated by ceasing to exercise the position	None
c4. Remuneration based on shares	None
d. Amount of the remuneration	806,263.11
e. Total of the remuneration	978,983.95

Audit Board
a. Body
b. Number of members:	5
c1. Annual fixed remuneration
Salary or “pro-labore” (fees)	156,474.70
Direct and indirect benefits	—
Remuneration for participation in committees	—
c2. Variable remuneration
Bonus	—
Profit shares	—
Remuneration for participation in committees	—
Commissions	—
c3. Post-employment benefits	None
c4. Benefits motivated by ceasing to exercise the position	None
c4. Remuneration based on shares	None
d. Amount of the remuneration	156,474.70
e. Total of the remuneration	156,474.70

13.3.       In relation to the variable remuneration of the last 3 business years, and that expected for the current business year, of the Board of Directors, statutory directors and the Audit Board, please provide a table with the following content:

The payment of profit shares is carried out in corporate form and on the same basis as the employees and linked to corporate performance indicators that are negotiated with the unions.

13.4.       In relation to the share-based remuneration plan of the Board of Directors and of the statutory directors that was in effect in the last business year and specified for the current business year, please describe:

Does not exist.

13.5.       Please state the number of shares or share units and other securities convertible into shares or share units issued by the Company, its direct or indirect controlling stockholders, or its subsidiaries or jointly-controlled subsidiaries, that were directly or indirectly held, in Brazil or outside Brazil, by members of the Board of Directors, by the statutory directors, or by members of the Audit Board, grouped by body, on the closing date of the last business year.

13.5     Number of shares and convertible securities issued by Cemig and its subsidiaries held by members of the Board of Directors, Audit Board and Executive Board — for each body.

	Cemig			Light		Taesa
Body	Shares issued		Convertible amounts	Shares issued	Convertible amounts	Shares issued		Convertible amounts
	ON	PN		ON		ON	PN
Executive Board	9	436	0	2	0	3	0	0
Board of Directors	7902	438	0	2	0	2	0	0
Audit Board	0	0	0	0	0	0	0	0

13.6. to 13.9 — Not applicable

13.10     In relation to the pension plans currently in effect of which the members of the Board of Directors and/or statutory directors are beneficiaries, provide the following information in the form of a table:

a.                             Body: Executive Board

b.                             Number of members: 9

c.                             Name of the plan: Forluz

d.                             Number of managers who have the conditions qualifying them to retire:

We do not have information

e.                             Conditions for early retirement: We do not have information

f.    Updated value of the accumulated contributions in the private pension plan up to the closing of the last business year, less the amount relating to the contributions made directly by the Managers:

We do not have the information on updating of the contributions carried out by Forluz.

g.   Total accumulated value of the contributions made during the last business year, less the portion relating to contributions made directly by the Managers:    R$ 101,463.03

h.   Whether there is a possibility of early redemption and what are the conditions:

Yes. Minimum of 10 years’ contribution to Forluz, 25 years’ contribution to the INSS for women and 30 for men, as per requirements of the internal regulations of Forluz.

13.10     In relation to the pension plans currently in effect of which the members of the Board of Directors and/or statutory directors are beneficiaries, provide the following information in the form of a table:

a.   Body: Board of Directors

b.                  Number of members: 14

c.                             Name of the plan: Forluz

d.                  Number of managers who have the conditions qualifying them to retire:

We do not have the information

e.                  Conditions for early retirement:   We do not have the information

f.                   Updated value of the accumulated contributions in the private pension plan up to the closing of the last business year, less the amount relating to the contributions made directly by the Managers:  None.

g.                  Total accumulated value of the contributions made during the last business year, less the portion relating to contributions made directly by the Managers:  None.

h.                  Whether there is a possibility of early redemption and what are the conditions:

Yes. Minimum of 10 years’ contribution to Forluz, 25 years’ contribution to the INSS for women and 30 for men, as per requirements of the internal regulations of Forluz.

13.10     In relation to the pension plans currently in effect of which the members of the Board of Directors and/or statutory directors are beneficiaries, provide the following information in the form of a table:

a.      Body:   Audit Board

b.             Number of members: 5

c.                                                             Name of the plan: Forluz

d.             Number of managers who have the conditions qualifying them to retire:

We do not have the information

e.             Conditions for early retirement: We do not have the information

f.              Updated value of the accumulated contributions in the private pension plan up to the closing of the last business year, less the amount relating to the contributions made directly by the Managers:  None.

g.             Total accumulated value of the contributions made during the last business year, less the portion relating to contributions made directly by the Managers:   None.

h.      Whether there is a possibility of early redemption and what are the conditions:

Yes. Minimum of 10 years’ contribution to Forluz, 25 years’ contribution to the INSS for women and 30 for men, as per requirements of the internal regulations of Forluz.

13.11     In the form of a table, indicate, for the last 3 business years, for the Board of Directors, the statutory directors and the Audit Board:

	Figures in R$		2007/2008/2009

Board of Directors	General data	Number of members	14

	Monthly remuneration	Lowest individual remuneration	4,736
		Highest individual remuneration	4,736
		Average individual remuneration	4,736

	Figures in R$		2007/2008/2009

Audit Board	General data	Number of members	5

	Monthly remuneration	Lowest individual remuneration	2,368
		Highest individual remuneration	2,368
		Average individual remuneration	2,368

	Figures in R$		2007/2008/2009

Executive Board	General data	Number of members	9

	Monthly remuneration	Lowest individual remuneration	23,148
		Highest individual remuneration	27,901
		Average individual remuneration	23,676

13.12     Describe the contractual arrangements, insurance policies or other instruments that structure mechanisms of remuneration or indemnity for the managers in the event of removal from office or retirement, indicating what the financial consequences are for the Company.

None. The only insurance that exists is life insurance.

13.13     In relation to the last 3 business years, indicate the percentage of the total remuneration of each body that was recognized in the income statement of the Company, in relation to the members of the Board of Directors, the statutory directors, and the members of the Audit Board who are parties related to the direct or indirect controlling stockholders, as defined in the accounting rules that deal with the subject.

Executive Board: 0%

Board of Directors:  21%

Audit Board: 10%

13.14     In relation to the last 3 business years, indicate the amounts recognized in the income statement of the Company as remuneration of the members of the Board of Directors, the statutory directors and/or the members of the Audit Board, grouped by body, for any reason other than that of the function they occupy, such as, for example, commissions or consultancy or advisory services provided.

None. Only the fees.

13.15.    In relation to the last 3 business years, indicate the amounts recognized in the income statement of companies that are direct or indirect controlling stockholders, companies under common control or subsidiaries of the Company, as remuneration of the members of the Company’s Board of Directors, statutory directors, or members of the Audit Board, grouped by body, specifying under what heading such amounts were attributed to the said individuals.

	Remunerated, directly or indirectly, by controlling stockholders of the Company, jointly-controlled subsidiaries or subsidiaries of the Company.	Specification of the title relating to the remuneration attributed to the respective members mentioned.

Board of Directors	2 Sitting Members and 4 Substitute Members	They are government employees or they assume positions of trust in companies of the State.

Audit Board	1 Substitute Member	They are government employees or they assume positions of trust in companies of the State.

Executive Board	No members	Not applicable.

13.16.    Supply any other information that the Company considers to be relevant.

None.

14.                                                                                 Summary of Minutes of the 476th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 476TH MEETING

Date, time and place:	February 23, 2010, at 9.00 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II          The Board approved the minutes of this meeting.

III        The Board authorized presentation to Brookfield Renewable Power Inc. of a binding proposal for purchase of stockholding interests; and signing of a Share Purchase Agreement and Stockholders’ Agreements.

IV        The following spoke on general matters and business of interest to the Company:

The Chairman:
CEO and Vice-chairman:	Djalma Bastos de Morais.
Board member:	Evandro Veiga Negrão de Lima.
Chief Officer and Board member	Marco Antonio Rodrigues da Cunha.
Chief Officers:	José Carlos de Mattos,	Luiz Henrique de Castro Carvalho.
Superintendents:	Luiz Felipe da Silva Veloso,	Gilberto José Cardoso, Ricardo Luiz Diniz Gomes.
Representative of:	Hirashima & Associados Consultoria em Transações Societárias S.A.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sergio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro.

Chief Officers	José Carlos de Mattos,	Luiz Henrique de Castro Carvalho.
Superintendents	Luiz Felipe da Silva Veloso,	Gilberto José Cardoso, Ricardo Luiz Diniz Gomes.
Representative of	Hirashima & Associados Consultoria em Transações Societárias S.A.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

15.                                                                                 Summary of Minutes of the 106th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 23, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 106TH MEETING

Date, time and place:	February 23, 2010 at 10 a.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)

Opening of Administrative Tender Proceedings, and contracting of food services for canteens, pantries and meetings, and sale and supply of meals, snacks and coffee in the building premises of Cemig D and Cemig GT, administered by the Administrative Infrastructure Management Unit, for a period of 12 months, able to be extended, upon signature of agreements, for up to 48 months, to a maximum limit of 60 months, with the cost to be shared as to 65% by Cemig D and 35% by Cemig GT.

b)

Presentation, to Brookfield Renewable Power Inc. — Brookfield, of a binding proposal for acquisition of shareholding interests; the Executive Board, in its judgment, to decide the amount of the binding proposal, calculated on the basis of the discounted cash flow method, assuming base date December 31, 2009, and obeying the interval decided by this Board of Directors; and signing of a Share Purchase Agreement and stockholders’ agreements;

IV)	The following spoke on general matters and business of interest to the Company:

The Chairman:
CEO and Vice-chairman:	Djalma Bastos de Morais;
Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;
Board member:	Evandro Veiga Negrão de Lima;
Chief Officers:	José Carlos de Mattos,	Luiz Henrique de Castro Carvalho;
General Managers:	Luiz Felipe da Silva Veloso,	Gilberto José Cardoso, Ricardo Luiz Diniz Gomes;
Representative of:	Hirashima & Associados Consultoria em Transações Societárias S.A.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sergio Vasconcelos David,

Marco Antonio Rodrigues da Cunha, Paulo Sérgio Machado Ribeiro;

Chief Officers:	José Carlos de Mattos,	Luiz Henrique de Castro Carvalho;
Representative of:	Hirashima & Associados Consultoria em Transações Societárias S.A.;
General Managers:	Luiz Felipe da Silva Veloso,	Gilberto José Cardoso, Ricardo Luiz Diniz Gomes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

16.                                                                                 Summary of Minutes of the 100th Meeting of the Board of Directors, Cemig Distribuição S.A., February 23, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 - NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 100TH MEETING

Date, time and place:	February 23, 2010, at 12.00 p.m., at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)

Opening of Administrative Tender Proceedings, and contracting of food services for canteens, pantries and meetings, and sale and supply of meals, snacks and coffee in the building premises of Cemig D and Cemig GT, managed by the Administrative Infrastructure Management Unit, for 12 months, able to be extended upon signature of amendments for up to 48 months, with a maximum limit of 60 months, the cost to be shared as to 65% by Cemig D and 35% by Cemig GT.

b)

Opening of Administrative Proceedings for Exemption from Tender, on an emergency basis, and direct contracting of M.I. Montreal Informática Ltda., to provide services of printing of electricity bills and other documents, for up to one hundred and eighty days, the contract being subject to rescission by Cemig D on simple notice, without any penalty payment or indemnity whatsoever, the start of provision of these services on July 15, 2010 being ratified.

IV)	The following spoke on general matters and business of interest to the Company:

Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sergio Vasconcelos David, Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro.

Superintendent	Ricardo Luiz Diniz Gomes.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

17.                                                                                 Summary of Minutes of the 477th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 25, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 477TH MEETING

Date, time and place:	February 25, 2010 at 4 p.m. at the Company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                  The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                              The Board approved the minutes of this meeting.  III The Board authorized:

A)                    Partnership with BTG Alpha Participações Ltda. (BTG Alpha), and, subsequently, with its successor, Fundo de Investimento em Participações Redentor (FIP Redentor), for acquisition of the stockholding interests in Light S.A. from the partners Andrade Gutierrez Concessões S.A. (AGC) and Fundo de Investimento em Participações PCP — (PCP Fund), through the company Parati S.A. Participações em Ativos de Energia Elétrica (Parati), through approval and/or signature of the following documents:

a)               The Bylaws of Parati.

b)              Commitment undertaking between Cemig and BTG Alpha, with Parati consenting, to establish the terms and conditions for the exercise, by Cemig, of the obligation specified in the Share Purchase Agreements with AGC and PCP Fund.

c)               Terms of Subscription between Cemig and Parati, in which Parati recognizes the existence and validity of the Contracts and subscribes to all the terms and conditions.

d)              Term of Assignment between Cemig and Parati, in which Cemig assigns to Parati its contractual position, including all the rights and obligations in the Share Purchase Agreement with AGC.

B)                      Increase in the registered capital of Parati by up to R$ 1.6 billion, of which the portion under responsibility of Cemig is R$ 784 million, corresponding to an interest of 49%;

and vote in favor, by the representative of Cemig at the Extraordinary General Meeting of Stockholders of Parati that decides on the said capital increase, and the corresponding change to the Bylaws.

C)                      vote in favor, by the representatives of Cemig, in the Extraordinary General Meeting of Stockholders of Parati that decides on:

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

•                  change of the Company’s name and head office address;

•                  creation of the Board of Directors;

•                  creation and specification of the authorized capital;

•                  registry of resignation of the present members of the Executive Board;

•                  election of the members of the Board of Directors;

•                  setting of the global annual remuneration of the members of Management;

•                  complete redrafting of the Bylaws; and

•                  acquisition of a stockholding in Light S.A.

IV)       The following spoke on general matters and business of interest to the Company:

CEO and Vice-chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,	Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Marco Antonio Rodrigues da Cunha, Cezar Manoel de Medeiros, Lauro Sergio Vasconcelos David;
Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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18.                                                                                 Summary of Minutes of the 101st Meeting of the Board of Directors, Cemig Distribuição S.A., March 3, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 101ST MEETING

Date, time and place:	March 3, 2010 at 2.30 p.m., at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III

The Board re-ratified CRCA (Board Spending Decision) 075/2009, relating to delegation to the Executive Board of powers, after receiving the Opinion of the Energy Risks Management Committee, to authorize signature of such Electricity Sales Contracts, and other legal instruments referred to in that CRCA, as individually have value of fourteen million Reais or more, altering this threshold to thirteen million seven hundred and fifty nine thousand two hundred Reais;

also altering the expiry of this delegation of powers from March 31, 2010 to December 31, 2010,

and ratifying all acts carried out since January 1, 2010 in relation to signing of legal instruments with values above thirteen million seven hundred and fifty nine thousand two hundred Reais and below fourteen million Reais;

— the other provisions of that CRCA remaining unchanged.

IV	The following spoke on general matters and business of interest to the Company:

Chief Officer and Board member:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Jeffery Atwood Safford, Marco Antonio Rodrigues da Cunha, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sergio Vasconcelos David, Paulo Sérgio Machado Ribeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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19.                                                                                 Summary of Minutes of the 107th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 3, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 107TH MEETING

Date, time and place:	March 3, 2010 at 11 a.m., at the company’s head office,
Av. Barbacena 1200, 17th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                             The Board approved:

a)                            The second revision of Project 2180/09 — The Rio de Pedras Small Hydro Plant: construction of spillway, outlet works and structural reinforcement:

•                  alterations to the amounts for the macro project Group of Rotors, Generators and Auxiliary Equipment; and

•                  alteration of indicators, the other terms and conditions of that CRCA remaining unchanged;

and also the opening and/or continuation of the respective tender proceedings and carrying out of the purchases and/or refurbishment of material and equipment, and contracting of the services necessary to the execution of these projects.

b)                         The minutes of this meeting.

III                       The Board authorized:

a)                            Signing of the Ancillary Services Contract (CPSA) with the National System Operator (ONS) in substitution of CPSA Nº 007/2004 and the respective Amendment Nº 01, with period of validity from the date of its signature until the extinction of the concession or authorization of the generating company or plant, with effects backdated to January 1, 2006, with the objective of establishing the terms and conditions that will regulate the administration and coordination, by the ONS, of provision to the National Grid (SIN), by the generating units of the Jaguara, Volta Grande, Emborcação, Nova Ponte, Três Marias, Salto Grande, Itutinga, Camargos, Irapé and São Simão Plants, of ancillary reactive support services in which the generating unit is used as synchronous compensator, secondary frequency control, black start and/or special protection system.

b)                           Signing of a Working Agreement with the Minas Gerais State Military Police — 14th Company IND MAT Unit, for sixty months, conditional upon prior consent of the National Electricity Agency, the period not being extendible, to establish a system of patrolling in the river safety areas and to develop programs for environmental education and preservation of flora, fauna and the margins of the reservoirs and rivers, of the following plants and locations: Três Marias Hydroelectric Plant, Irapé Hydroelectric Plant (Right Bank), Paraúna Small Hydro Plant, and Fazenda Fartura (Relocation from the Irapé Hydroelectric Plant).

IV                         The Board ratified signing of:

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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the First Amendment to the Agreement between Unit Holders and Other Matters, between BB—Banco de Investimento S.A., Banco Modal S.A., as administrator, unit holder and consenting party, Fundo Banespa de Seguridade Social, Fundação Chesf de Assistência e Seguridade Social, Fundação de Assistência e Previdência Social do BNDES, Fundação Forluminas de Seguridade Social, Fundação CEEE de Seguridade Social, Jonas Barcellos Corrêa Filho, Fundação de Seguridade Social de Minas Gerais, Banco Santander (Brasil) S.A., Instituto Infraero de Seguridade Social, and Sul América Companhia Nacional de Seguros, further having as consenting parties Cemig GT, Modal Administradora de Recursos S.A. and Fundo de Investimento em Participações Coliseu,

the sole object of which Amendment is to change the drafting of Clauses  7.6, 7.7 and 8.2, so as to include the name of Transmissora Alterosa de Energia S.A., split from Transmissora Atlântico de Energia Elétrica S.A., in the process of stockholding reorganization associated with the acquisition of Terna Participações S.A.

V                             The Board re-ratified CRCA (Board Spending Decision) 097/2009,

which includes delegation to the Executive Board of the powers, after receiving the Opinion of the Energy Risks Management Committee, to authorize signature of Electricity Sales Contracts, and other legal instruments referred to in that CRCA, which have individual value of fourteen million Reais or more, altering this threshold to thirteen million seven hundred and fifty nine thousand two hundred Reais,  also altering the expiry of this delegation of powers from March 31, 2010 to December 31, 2010;

and ratifying all acts carried out since January 1, 2010 in relation to signing of legal instruments with values above thirteen million seven hundred and fifty nine thousand two hundred Reais and below fourteen million Reais;

— the other provisions of that CRCA remaining unchanged.

VI                        The following spoke on general matters and business of interest to the Company:

CEO and Vice-chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Jeffery Atwood Safford, Marco Antonio Rodrigues da Cunha, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sergio Vasconcelos David, Paulo Sergio Machado Ribeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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20.                                                                                 Minutes of the Ordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, April 29, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD JOINTLY ON

APRIL 29, 2010

At 11 a.m. on April 29, 2010, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Ordinary and Extraordinary General Meetings at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antonio Rebelo Romanelli, Deputy General Attorney of the State of Minas Gerais, in accordance with the legislation. Also present were the Audit Board member Aristóteles Luiz Menezes Vasconcellos Drummond; KPMG Auditores Independentes, represented by Mr. Marco Túlio Fernandes Ferreira, CRC-MG 058176/0-O; and the Chief Officer Arlindo Porto Neto.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for holding of the Ordinary and Extraordinary General Meetings of Stockholders. She further stated that the stockholders present should choose the Chairman of these Meetings, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Arlindo Porto Neto to chair the meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 31 and April 1 and 6 of this year, and in the newspapers O Tempo and Valor Econômico on March 1 and April 1 and 5 of this year, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held concurrently, on April 29, 2010 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

1

1      Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

2      Allocation of the net profit for the year 2009, in the amount of R$ 1,861,403,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3      Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 930,702,000.

4      Authorization, verification and approval of the increase in the Registered Capital from R$ 3,101,884,460.00 to R$ 3,412,072,910.00 with issuance of 62,037,690 new shares, upon capitalization of R$ 310,188,450.00, of which R$ 294,940,290.26 shall come from part of the Retained Earnings Reserve and R$ 15,248,159.74 from incorporation of portions paid as principal, updated until December 1995, under the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account, a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

5      Authorization for the Executive Board:

to take measures in relation to the stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with nominal value of R$ 5.00, receivable by holders of the shares in the Registered Capital of R$ 3,101,884,460.00 whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders is held;

to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

to pay to the stockholders, proportionately, the result of the sum of the fractions remaining together with the first installment of the dividends for the year 2009.

6      Consequent redrafting of the Head paragraph of Article 4º of the Bylaws, as a result of the above-mentioned increase in the Registered Capital.

7      Alteration of Clause 1 of the Company’s Bylaws, and also of its first Paragraph, as a consequence of Law 18695, of January 5, 2010, which includes development and commercial operation of telecommunications and information systems within the scope of the company’s activities.

8      Change in the composition of the Board of Directors, as a result of resignation.

9      Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

10    Setting of the remuneration of the Company’s Managers.

11    Authorization for the representative of the Company in the Ordinary General Meeting of stockholders of Cemig Distribuição S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)            Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)            Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)            Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)            Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

12    Authorization for the representative of the Company in the Ordinary General Meeting of stockholders of Cemig Geração e Transmissão S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)            Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)            Allocation of the net profit for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)            Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)            Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock. Any stockholder who wishes to be represented by proxy in the

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said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 27, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, March 23, 2010.

Sergio Alair Barroso — Chairman of the Board of Directors”.

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious. He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence. On this question, the representative of the stockholder The State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment. He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais. He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision. Continuing, he noted that the Extraordinary and Special Appeals brought by Southern have not been admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, inefficacy of the Stockholders’ Agreement subject of the action. Finally he observed that the Federal Supreme Court, in a judgment given by Justice Joaquim Barbosa on December 16, 2009, refused Interlocutory Appeal 54743, brought by Southern Electric Brasil Participações Ltda.

On this information the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that, notwithstanding the news brought by the representative of the Stockholder The State of Minas Gerais, Southern Electric has lodged a Special Appeal against the judgment given by Mr. Justice Joaquim Barbosa, to put the issue before the other members of the Federal Supreme Court; and that up to the present moment the Appeal is still awaiting judgment.

In accordance with Item 1 of the agenda the Chairman then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 26, 27 and 30; O Tempo on March 26, 27 and 29; and Valor Econômico, on March 26, 29 and 30 of this year, and published in the same newspapers on April 20 of this year.

Finally the Chairman put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, and they were approved, with the persons legally impeded abstaining.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 7, 11 and 12 of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, ON APRIL 29, 2010

3

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

whereas —

a)              the financial statements for 2009 report net profit of R$ 1,861,403,000, and Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 27 to 31 of the Bylaws make provisions for us to present a proposal for allocation of that profit;

b)             Article 199 of that Law requires that the balance of Profit Reserves may not exceed the Registered Capital and that when it does reach that limit, a General Meeting of Stockholders shall decide on the application of the excess as an increase in capital or in distribution of dividends;

c)              on December 31, 2009, the amount of Cemig’s Profit Reserve totaled R$ 3,177,248,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2009, resulting in an excess balance of R$ 75,364,000 in relation to the Registered Capital of R$ 3,101,884,000.

d)             to comply with the said Law, the Company should increase its Registered Capital using the balance on the Profit Reserve account;

e)              Clause 5 — Incorporation to the Registered Capital — of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, signed on May 31, 1995, between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital under “Donations and Subventions for Investments”;

f)                The payments made in 2009 by the state of Minas Gerais in relation to installments Numbers 9 and 10 of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 15,248,159.74 (fifteen million two hundred and forty eight thousand one hundred and fifty nine Reais and seventy five centavos).

g)             Law 18695, of January 5, 2010, gave new drafting to Sub-item II of Paragraph 2 of Law 8655 of September 18, 1984, which governs the change in the name of Centrais Elétricas de Minas Gerais S.A. — Cemig to Companhia Energética de Minas Gerais – Cemig and expanded in its corporate objects, among other matters.

h)             Law 18695/2010 includes within the Company’s corporate objects the development and commercial operation of telecommunications and information systems.

i)                 Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold their Annual General Meetings by April 30, 2010;

j)                 Clause 21, §4, sub-clause “g” of Cemig’s Bylaws states as follows:

“Clause 21   …

§4           The following decisions shall require a vote by the Executive Board:     ...

g)             approval, upon a proposal by the CEO, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of declarations of vote in General Meetings of Stockholders of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia in which the Company has holdings or participation, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters is that of General Meeting of Stockholders, and the decisions should obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan; ”

— now proposes to you as follows:

I)    that the net profit for 2009, in the amount indicated above, should be allocated as follows:

1)             R$ 93,070,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws;

2)             R$ 818,797,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 077/2009;

3)             R$ 6,825,000 should be allocated to the Profit Retention Reserves Account, corresponding to US$3,920,000 on December 31, 2009, for injection of capital into Transchile Charrúa Transmisión S.A., as per CRCA-047/2009, of August 14, 2009, and CRCA-075/2009, of February17, 2009;

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4)             R$ 5,090,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Serviços S.A., as per CRCA-050/2009, of August 28, 2009, and CRCA-074/2009, of December 17, 2009;

5)             R$ 930,702,000 should be allocated as obligatory dividends to the Company’s stockholders, in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation; and

6)             R$ 6,919,000 should be allocated for offsetting of a prior year adjustment in a subsidiary;

— the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of the Cash Budget of Cemig for 2010, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

Authorization, verification and approval of an increase in the Registered Capital:

from                                                                  R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty-four thousand four hundred and sixty Reais)

to                                                                               R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy-two thousand nine hundred and ten Reais)

with issuance of

62,037,690 (sixty-two million thirty-seven thousand six hundred and ninety) new shares,

of which                                            27,115,425 (twenty-seven million one hundred and fifteen thousand four hundred and twenty-five) are to be nominal common shares each with par value of R$ 5.00 (five Reais)

and                                                                      34,922,265 (thirty-four million nine hundred and twenty-two thousand two hundred and sixty-five) are to be nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of:

R$ 310,188,450.00 (three hundred and ten million one hundred and eighty-eight thousand four hundred fifty Reais),

of which                                            R$ 294,940,290.26 (two hundred and ninety-four million nine hundred and forty thousand two hundred and ninety Reais and twenty-six centavos) shall come from part of the Retained Profits Reserve

and                                                                      R$ 15,248,159.74 (fifteen million two hundred forty-eight thousand one hundred and fifty-nine Reais and seventy-four centavos) from incorporation of portions paid in 2009 as principal updated until December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

— a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

III) Consequent redrafting of the head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4       The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)     298,269,668 (two hundred ninety eight million two hundred sixty nine thousand six hundred sixty eight ) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)    384,144,914 (three hundred eight four million one hundred forty four thousand nine hundred and fourteen) nominal preferred shares each with nominal value of R$ 5.00.

IV)           Authorization for the Executive Board to take the following measures in relation to the stock dividend:

1)             to attribute a stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with par value of R$ 5.00, to holders of the shares in the Registered Capital of R$ 3,101,884,460.00 (three billion one hundred one million eight hundred and eighty-four thousand four hundred and sixty Reais) whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders which decided on this proposal is held;

2)             to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

3)             to establish that all the shares resulting from the said bonus shall have the same rights as those shares from which they originate;

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4)             to pay to the stockholders, proportionately, the result of the sum of the fractions remaining together with the first installment of the dividends for the year 2009.

V)            That Article 1, and its Paragraph One, of the Company’s bylaws, should now have the following drafting:

“Clause 1:              Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunications and information systems.

§1            The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.”

VI.           That the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., also to be held on April 29, 2010, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)             Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)              Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)             Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office. Cemig GT:

a)              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)             Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)              Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)             Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 23, 2010.

Sergio Alair Barroso — Chairman,	Evandro Veiga Negrão de Lima — Member,
Djalma Bastos de Morais — Vice-chairman,	Francelino Pereira dos Santos — Member,
Adriano Magalhães Chaves — Member,	Guy Maria Villela Paschoal — Member,
André Araújo Filho — Member,	João Camilo Penna — Member,
Antônio Adriano Silva — Member,	Arcângelo Eustáquio Torres Queiroz — Member,
Fernando Henrique Schüffner Neto — Member,	Roberto Pinto Ferreira Mameri Abdenur— Member .

6

APPENDIX I

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CASH BUDGET FOR 2010

Amounts in current R$ ‘000

Item	Total 2010 (*)	AV %

A — INITIAL Balance	656,704	—

B — FUNDS	1,648,289	100.0
Other	28,878	1.8
Capital resources	1,619,411	98.2

C — DISBURSEMENTS	1,983,464	100.0
Capital expenditure program	928,754	46.8
Expenses budget	68,288	3.4
Taxes	—	—
Debt servicing	32,633	1.6
Dividends	953,789	48.1
Extraordinary dividends	—	—

D — FINAL BALANCE (A+B-C)	321,529	—

(*)   Approval by the Board meeting of December 23, 2009, with the following adjustments:

•      Adjustment in the item Capital Resources, with the use of the dividends specified in the proposal for allocation of profit of Cemig D and Cemig GT.

•      Replacement of the item Initial cash balance by the actual cash balance at December 31, 2009.

•      Adjustment in the dividends to be paid, with the use of the dividends specified in the proposal for allocation of profit.

7

APPENDIX II

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2010

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

December 31, 2009 R$ ’000
Calculation of the minimum dividends for the preferred shares under the Bylaws
Nominal value of the preferred shares	1,746,113
Percentage applicable to the above	10.00%
Value of dividends by the first payment criterion	174,611

Stockholders’ equity	10,275,505
Percentage of Stockholders’ equity represented by the preferred shares (net of shares held in Treasury)	56,27%
Portion of Stockholders’ equity represented by the preferred shares	5,782,027
Percentage applicable to the above	3.00%
Value of dividends under the second payment criterion	173,461

Minimum dividend for the preferred shares under the Bylaws	174,611
Obligatory dividend
Net profit for the year	1,861,403
Obligatory dividend — 50.00% of net profit	930,702

Net dividends proposed:	930,702

Total dividend for the preferred shares	523,911
Total dividend for the common shares	406,791

Dividend per share - R$

Minimum dividend for the preferred shares under the Bylaws	0.50
Obligatory dividend	1.50
Dividend proposed	1.50

8

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently on April 29, 2010, as follows:

Proposal for allocation of the net profit for 2009, in the amount of R$ 1,861,403,000.

1)             R$ 93,070,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws;

2)             R$ 818,797,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 077/2009;

3)             R$ 6,825,000 should be allocated to the Profit Retention Reserves Account, corresponding to US$3,920,000 on December 31, 2009, for injection of capital into Transchile Charrúa Transmisión S.A., as per CRCA-047/2009, of August 14, 2009, and CRCA-075/2009, of February17, 2009;

4)             R$ 5,090,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Serviços S.A., as per CRCA-050/2009, of August 28, 2009, and CRCA-074/2009, of December 17, 2009;

5)             R$ 930,702,000 to be allocated as obligatory dividends to the Company’s stockholders, in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation;

6)             R$ 6,919,000 should be allocated for offsetting of a prior year adjustment in a subsidiary.

— the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

II.      Authorization, verification and approval of an increase in the Registered Capital:

from            R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty-four thousand four hundred and sixty Reais)

to                                                 R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy-two thousand nine hundred and ten Reais)

with issuance of

62,037,690 (sixty-two million thirty-seven thousand six hundred and ninety) new shares,

of which              27,115,425 (twenty-seven million one hundred and fifteen thousand four hundred and twenty-five) are to be nominal common shares each with par value of R$ 5.00 (five Reais)

and                                        34,922,265 (thirty-four million nine hundred and twenty-two thousand two hundred and sixty-five) are to be nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of:

R$ 310,188,450.00 (three hundred and ten million one hundred and eighty-eight thousand four hundred fifty Reais),

of which              R$ 294,940,290.26 (two hundred and ninety-four million nine hundred and forty thousand two hundred and ninety Reais and twenty-six centavos) shall come from part of the Retained Profits Reserve

and                                        R$ 15,248,159.74 (fifteen million two hundred forty-eight thousand one hundred and fifty-nine Reais and seventy-four centavos) from incorporation of portions paid in 2009 as principal updated until December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

— a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

III) Consequent redrafting of the head paragraph of Clause 4 of the Bylaws, to the following:

9

“Clause 4          The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)              298,269,668 (two hundred ninety eight million two hundred sixty nine thousand six hundred sixty eight ) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)             384,144,914 (three hundred eight four million one hundred forty four thousand nine hundred and fourteen) nominal preferred shares each with nominal value of R$ 5.00.

IV)           Authorization for the Executive Board to take the following measures in relation to the stock dividend:

1)             to attribute a stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with par value of R$ 5.00, to holders of the shares in the Registered Capital of R$ 3,101,884,460.00 (three billion one hundred one million eight hundred and eighty-four thousand four hundred and sixty Reais) whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders which decided on this proposal is held;

2)             to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

3)             to establish that all the shares resulting from the said bonus shall have the same rights as those shares from which they originate;

4)             to pay to the stockholders, proportionately, the result of the sum of the fractions remaining together with the first installment of the dividends for the year 2009.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 23, 2010.

Aristóteles Luiz Menezes Vasconcellos Drummond,	Luiz Guaritá Neto,
Thales de Souza Ramos Filho	Vicente de Paulo Pegoraro”

The Chairman then put to debate the proposal of the Board of Directors relating to items 2, 7, 11 and 12 of the agenda, and then submitted the said proposal to the vote, and it was approved

— with the abstention of:

Fundo Credit Agricole Asset Management as to item 7 of the convocation notice;

— and with vote against by the following Funds:

The Master Trust Bank of Japan, Ltd. RE: MTBC400035147, Hansberger International Series Emerging Markets Fund, Vanguard FTSE All-World Ex-US Index Fund a Series of Vanguard International Equity Index Funds, Vanguard Total World Stock Index Fund a Series of Vanguard International Equity Index Funds, ING Wisdomtree Global High-Yielding Equity Index Portfolio and the American Bible Society

as to Item 11 of the convocation,

and of the fund

Wilmington Multi-Manager International Fund

as to Item 4 of the convocation.

As to Items 4 and 6 of the agenda, the representative of the stockholder Citibank N.A. explained that of the total of the votes attributed to the shares of its represented party, only 6 stated themselves to be opposed to approval of those matters.

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Continuing with the business of the meeting, the Chairman stated that the Board Member Kleber Antonio de Campos had resigned as substitute member of the Board of Directors, as per correspondence in the Company’s possession.

He stated that since adoption of the Multiple Vote was requested by the stockholder Southern Electric Brasil Participações Ltda., in a letter in the Company’s possession, 16,662,538 common shares will be necessary for the election of each member of the Board of Directors, and that this Meeting should now elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 29, 2009, that is to say, up to the Ordinary General Meeting to be held in 2012.

Finally, the Chairman explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors. Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Board of Directors:

Member:

Guy Maria Villela Paschoal

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

— and as his substitute member,

Cezar Manoel de Medeiros

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved, with the following funds voting against them:

Vanguard Total World Stock Index Fund a Series of Vanguard International Equity Index Funds

and

Vanguard FTSE All-World Ex-US Index Fund a Series of Vanguard International Equity Index Funds.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should put forward 5 members and their respective substitute members, and the representative of the Stockholder the State of Minas Gerais should put forward 8 members and their respective substitute members.

Asking for the floor, the representative of Stockholder Southern Electric Brasil Participações Ltda. put forward the following stockholders as members of the Board of Directors:

— as sitting members:

Britaldo Pedrosa Soares

— Brazilian, married, engineer, resident and domiciled at São Paulo-SP, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the state of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

— Brazilian, married, entrepreneur, resident and domiciled in Belo Horizonte-MG, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000761126-91;

11

Roberto Pinto Ferreira Mameri Abdenur

— Brazilian, married, company consultant, resident and domiciled in Rio de Janeiro, RJ, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card nº MRE-1863, issued by the Foreign Relations Ministry, and CPF nº 075072914-72;

André Araújo Filho

— Brazilian, married, lawyer, resident and domiciled in São Paulo, SP, at Rua João Pimenta, 105/93, Alto da Boa Vista, CEP 04736-040, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59;

Thomas Anthony Tribone

— citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport Nº. 017246918, issued by the US government, and CPF 748807561-72;

— and as their respective substitute members:

Jeffery Atwood Safford

— American citizen, divorced, accountant, resident and domiciled in São Paulo, São Paulo State, at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the State of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

— Brazilian, married, economist, resident and domiciled at Rio de Janeiro, RJ, at Av. Rui Barbosa 582, 12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarissa Della Nina Sadock Accorsi

— Brazilian, married, economist, resident and domiciled in São Paulo, SP, at Av. Macuco 240, Bloco A, Apto 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51;

Andréa Leandro Silva

— Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04; and

José Castelo Branco da Cruz

— Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, RJ, at Rua Paulo Areal 182, Tijuca, CEP 22793-245, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF 198674503-10.

The representative of the stockholder State of Minas Gerais then asked for the floor and proposed the following stockholders as members of the Board of Directors:

As sitting members:

Sergio Alair Barroso

— Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Guaratinga 180/201, Sion, CEP 30315-430, bearer of Identity Card 8100986-0, issued by the Public Safety Dept of the state of São Paulo, and CPF 609555898-00;

Djalma Bastos de Morais

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, MG, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

— Brazilian, married, electricity employee, resident and domiciled at Belo Horizonte, MG, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00

Antônio Adriano Silva

— Brazilian, married, company manager, resident and domiciled at Brasília-DF, no SHS, Quadra 01, Bloco A, Apto. 523, Asa Sul, CEP 70322-900, bearer of Identity Card M-1411903, issued by the Public Safety Department of the state of

12

Minas Gerais, and CPF 056346956-00;
Aécio Ferreira da Cunha

— Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card M-3773488, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000261231-34;

Francelino Pereira dos Santos

— Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

— Brazilian, married, architect, resident and domiciled at Rio de Janeiro. Rio de Janeiro State at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56;

João Camilo Penna

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

— and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

— Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

— Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15ç

Adriano Magalhães Chaves

— Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79;

Luiz Antônio Athayde Vasconcelos

— Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49; and

Guilherme Horta Gonçalves Júnior

— Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

The nominations of the representative of the stockholder Southern Electric Brasil Participações Ltda. and the representative of the stockholder the State of Minas Gerais were put to the vote, and were approved, with the following stockholder abstaining:

13

Amundi Funds;

and with following funds voting against:

ING Wisdomtree Global High-Yielding Equity Index Portfolio,

Vanguard FTSE All-World Ex-US Index Fund a Series of Vanguard International Equity Index Funds,

Vanguard Total World Stock Index Fund a Series of Vanguard International Equity Index Funds,

Hansberger International Series Emerging Markets Fund, and

American Bible Society.

The representative of the stockholder Southern Electric Brasil Participações Ltda. voted for the Board members that it had nominated and the representative of the stockholder the State of Minas Gerais voted for the Board members that it had nominated.

As to Item 8 of the Agenda, the representative of the stockholder Citibank N.A. explained that of the total of the votes attributed to the shares of its represented party, only 505 stated themselves to be opposed to approval of those matters.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman informed the meeting that the period of office of the members of the Audit Board ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2011.

The Chairman said that this election would be carried out with separate voting, for candidates indicated by holders of preferred shares and by minority stockholders.

The Chairman thus put to debate the election of the sitting and substitute members of the Audit Board.

Asking for the floor, as holders of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Audit Board:

Member:

Vicente de Paulo Barros Pegoraro

— Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SQS 402, bloco D, apto. 110, Asa Sul, CEP 70236-040, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

Substitute member:

Newton de Moura

— Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating. The nominations by the stockholders Previ and Forluz were approved with the following stockholders abstaining:

Vanguard Emerging Markets Stock Index Fund,

Vanguard FTSE All-World Ex-US Index Fund a Series of Vanguard International Equity Index Funds,

College Retirement Equities Fund,

14

City of Philadelphia Public Employees Retirements System, and

Vanguard Total World Stock Index Fund a Series of Vanguard International Equity Index Funds.

Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda., for the minority of holders of shares carrying voting rights, nominated:

— as member of the Audit Board:

Mr. Luiz Otávio Nunes West

— Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia, and CPF nº 146745485-00;

— and as his substitute member,

Mr. Leonardo Guimarães Pinto

— Brazilian, single, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Haddock Lobo 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF nº 082887307-01.

The above nominations were put to debate and then to the vote — separately — and were approved with the following stockholders abstaining:

Vanguard Total World Stock Index Fund a Series of Vanguard International Equity Index Funds;

and vote against by the stockholder

Vanguard FTSE All-World Ex-US Index Fund a Series of Vanguard International Equity Index Funds.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder , put forward the following nominations for member of the Audit Board:

Sitting members:

Aristóteles Luiz Menezes Vasconcellos Drummond

Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF nº 026939257-20;

Luiz Guaritá Neto

— Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF nº 289118816-00;

Thales de Souza Ramos Filho

— Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF nº 003734436-68;

— and as their respective substitute members:

Marcus Eolo de Lamounier Bicalho

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF nº 001909696-87;

Ari Barcelos da Silva

— Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF nº 006124137-72; and

Aliomar Silva Lima

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF nº 131654456-72.

15

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved, with abstention of the stockholder:

Vanguard Total World Stock Index Fund a Series of Vanguard International Equity Index Funds;

and vote against by the stockholder

Vanguard FTSE All-World Ex-US Index Fund a Series of Vanguard International Equity Index Funds.

The Members of the Audit Board elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman put to debate the remuneration of the Managers of the Company and the Members of the Company’s Audit Board.

Asking for the floor, the representative of the stockholder The State of Minas Gerais asked the Chairman to submit the following proposal to the consideration of the stockholders:

1              To allocate, considering that the company now has nine Chief Officer’s Departments, as Annual Global Allocation for Remuneration of the Management and the Members of the Audit Board, consisting of the Board of Directors, the Executive Board and the Audit Board, the amount of up to R$ 7,000,000 (seven million Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan in force for the employees of the Company, the present amounts earned by the Managers in monthly remuneration, paid leave, bonuses and other benefits of any nature, remaining unchanged.

2              To establish that the monthly remuneration of each one of the members of the Board of Directors — excluding those sitting and substitute Members who exercise the position of Chief Officers, and subject to the condition relating to the payment of jeton mentioned in Item 3 below — should be equivalent to 20% (twenty per cent) of that earned, on average, by a Chief Officer of the Company.

3              To establish that the sitting members of the Board of Directors should receive 50% (fifty per cent) of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting Member or to the substitute member who replaces that Member during meetings. In the event of there being more than one meeting in the month, the jeton would be divided proportionately over the number of meetings held, and received by the sitting Member or by the substitute Member who replaces that Member; in the event of there not being a meeting in the month, the sitting Member shall receive the total amount of the monthly remuneration; in the event of there being a meeting in the month and neither the sitting Member nor his or her substitute Member attending, the portion relating to the jeton shall not be payable, and the sitting Member shall receive the fixed portion.

4              To establish that sitting and substitute Members of the Board of Directors or the Audit Board who are resident in other municipalities than that of the head office of the Company shall be reimbursed expenses of travel and accommodation necessary for their attendance at the meetings or carrying out their functions, and that they shall also receive, as cost support, the equivalent of, approximately, 10% (ten per cent) of the total monthly remuneration of the Member, for each meeting they attend.

5              To establish that the compensation of the Executive Board and the remuneration of the members of the Board of Directors and the Audit Board shall be paid on the same dates as the remuneration of the Company’s employees.

6              To establish that the monthly remuneration of each sitting member of the Audit Board shall be equivalent to 10% (ten per cent) of that earned, on average, by a Chief Officer of the Company, excluding the benefits in accordance with the law.

16

7              To establish remuneration equivalent to that referred to in Item 2 above, for the substitute Members of the Board of Directors who sit on the Board of Directors’ Support Committee — excluding those Members who exercise the position of Chief Officers, and obeying the criteria mentioned in Item 3 above.

8              To establish that the substitute members of the Board of Directors that participate in the Board of Directors Support Committee — except the members who are also Chief Officers — should receive only the remuneration referred to in Item 7 above, even if substituting sitting Members of the Board of Directors in meetings.

9              To establish that the sitting members of the Board of Directors that participate in the Board of Directors Support Committee — except the members who are also Chief Officers — should receive only the remuneration referred to in Item 3 above.

The proposal by the representative of the stockholder The State of Minas Gerais was put to the vote and approved with vote against by the following stockholders:

Amundi Funds,

Credit Agricole Asset Management,

Commonwealth of Pennsylvania Public School Employees Retirement System,  and

Schwab Fundamental Emerging Markets Index Fund.

The Chairman then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, and CVM Instruction 232 of February 10, 1995, will be made not only in the publication Minas Gerais, the official Journal of the Powers of the State, but also in the newspapers O Tempo and Valor Econômico, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, the representative of the stockholder The State of Minas Gerais took the floor and congratulated the Management and the employees of the Company for their efficiency in carrying out the work of the company and its performance in the results of the last business year.

On this point the Deputy CEO, Arlindo Porto Neto expressed thanks, on behalf of the Chief Officers, the members of the Board of Directors and the employees, for the trust.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

17

21.           Minutes of the Ordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., April 29, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON APRIL 29, 2010

At 5 p.m. on April 29, 2010, the stockholder Companhia Energética de Minas Gerais – Cemig, holder of all the shares in the Company, attended the Company’s Ordinary General Meeting, on first convocation, at the head office, at Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by counsel Manoel Bernardino Soares, as verified in the Stockholders’ Attendance Book.

Also present were: the Member of the Audit Board Mr. Aristóteles Luiz Menezes Vasconcellos Drummond; KPMG Auditores Independentes, represented by Mr.  Marco Túlio Fernandes Ferreira, CRC-MG 058176/0-O; and the Chief Officer Mr. Arlindo Porto Neto.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Cemig proposed the name of the Deputy CEO, Arlindo Porto Neto, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 31 and April 1 and 6, O Tempo, on March 31 and April 1 and 5, and Valor Econômico on March 31 and April 1 and 5 of this year, the content of which is as follows:

“ CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 - NIRE 31300020550

The stockholder Companhia Energética de Minas Gerais is hereby called to the Ordinary General Meeting of Stockholders, to be held on April 29, 2010 at 5 p.m. at Av. Barbacena 1200, 12th floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

2              Allocation of the net profit for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3              Decision on the form and date of payment of the Interest on Equity and the complementary and interim dividends, in the amount of R$ 1,227,708 Reais.

4              Election of the sitting and substitute members of the Audit Board.

5              Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

Belo Horizonte, March 23, 2010.

Signed by:

Sergio Alair Barroso — Chairman of the Board of Directors”.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

In accordance with Item 1 of the agenda the Chairman then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 26, 27 and 30; O Tempo on March 26, 27 and 29, and Valor Econômico, on March 26, 29 and 30 this year, and published in the same newspapers on April 20 of this year.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, and they were approved.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 3, and of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 30, 2010.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Geração e Transmissão S.A., in accordance with Article 192 of Law 6404 of December 15, 1976 as amended, and Clauses 20 to 24 of the Bylaws, and having regard to the financial statements for 2009, presenting net profit of R$ 1,309,466,000, hereby propose to you that the net profit for 2009, in the amount indicated, should be allocated as follows:

1)              R$ 65,473, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws.

2)              R$ 1,227,708 should be allocated to payment of dividends, as follows:

a)              R$ 213,217,000 in the form of Interest on Equity, under the following decisions:

R$ 107,136,000 under CRCA 042/2009, of June 26, 2009;

R$ 52,654,000, under CRD 538/2009, of September 30, 2009; and

R$ 53,427,000, under CRD 730/2009, of December 10, 2009: and

b)             R$ 440,000,000 in the form of interim dividends, as per CRCA-092/2009, of December 17, 2009;

c)              R$ 574,491,000 in the form of complementary dividends

3)              R$ 16,057,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), in accordance with CRCA 077/2009, of November 16, 2009.

4)              R$ 228,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Baguari Energia S.A., under CRCA-006/2009, of February 13, 2009.

— the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of the Cash Budget of Cemig Geração e Transmissão S.A. for 2010, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 23, 2010.

Sergio Alair Barroso — Chairman,	Evandro Veiga Negrão de Lima — Member,
Djalma Bastos de Morais — Vice-Chairman,	Fernando Henrique Schüffner Neto — Member,
Adriano Magalhães Chaves — Member,	Francelino Pereira dos Santos — Member,
André Araújo Filho — Member,	Guy Maria Villela Paschoal — Member,
Antônio Adriano Silva — Member,	João Camilo Penna — Member,
Arcângelo Eustáquio Torres Queiroz — Member,	Roberto Pinto Ferreira Mameri Abdenur — Member.”

2

APPENDIX I

TO THE

PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 30, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CASH BUDGET FOR 2010

AMOUNTS IN CURRENT R$ ‘000

Description	Total 2010 (*)	AV %

A — Initial balance	2,834,476	—

B — Funds	7,201,471	100.0

Gross revenue	4,501,471	62.5

Capital resources	2,700,000	37.5

Other	—	—

C — Disbursements	8,856,923	100.0

Capital expenditure program	1,370,085	15.5

Expenses budget	1,335,544	15.1

Expenses	499,001	5.6

Sector charges	836,543	9.4

Taxes	1,611,910	18.2

Debt servicing	3,622,330	40.9

Dividends and Interest on Equity	917,054	10.4

	1,179,024	—

(*)         Approval by the Board meeting of December 23, 2009, with the following adjustments:

•      Substitution of Dividends and Interest on Equity by the amount of the proposal for payment of dividends to stockholders.

•      Initial cash balance to be replaced by the actual cash balance at December 31, 2009.

3

APPENDIX II

TO THE

PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 30, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CALCULATION OF PROPOSED DIVIDENDS

AMOUNTS IN R$ ‘000

31/12/2009
Obligatory dividend

Net profit for the period	1,309,466

Obligatory dividend — 50.00% of net profit	654,733

Dividends proposed -

Interest on Equity	213,217

Interim dividends	440,000

Complementary dividends	574,491

Total	1,227,708

Dividend per thousand shares, R$

Dividends under the Bylaws	226.02

Dividends proposed	423.82

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Cemig Geração e Transmissão S.A., undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary General Meeting of Stockholders to be held on April 29, 2010, for allocation of the net profit for the year 2009, of R$ 1,309,466,000, as follows:

1)              R$ 65,473,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws;

2)              R$ 1,227,708,000 should be allocated to payment of dividends, as follows:

a)              R$ 213,217,000 in the form of Interest on Equity, under the following decisions:

R$ 107.136,000, under CRD 042/2009, of June 26, 2009;

4

R$ 52,654,000, under CRD 538/2009, of September 30, 2009; and

R$ 53,427,000, under CRD 730/2009, of December 10, 2009: and,

b)             R$ 440,000,000 in the form of interim dividends, as per CRCA-092/2009, of December 17, 2009; and

c)              R$574,491,000 in the form of complementary dividends;

3)              R$ 16,057,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), in accordance with CRCA 077/2009, of November 16, 2009, and

3)              R$ 228,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Baguari Energia S.A., under CRCA-006/2009, of February 13, 2009.

— the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.”

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 23, 2010.

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond,  Luiz Guaritá Neto,

Thales de Souza Ramos Filho,	Vicente de Paulo Pegoraro”.

The Chairman then put the Proposal made by the Board of Directors, relating to items 2 to 3 of the agenda, to debate, and, subsequently, to the vote, and it was approved.

Continuing with the agenda, the Chairman then dealt with item 4 of the agenda, explaining that the period of office of the sitting and substitute members of the Audit Board ended with today’s Meetings, and that a new election should thus be held for that Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2011.

The Chairman stated that under Article 18 of the Bylaws, the sitting and substitute members of the Audit Board of this Company are the members of the Audit Board of the sole stockholder, Companhia Energética de Minas Gerais – Cemig. Thus, and considering the election of the members of the Audit Board of the sole stockholder, at the Ordinary and Extraordinary General Meetings of Stockholders of that Company held today, concurrently, at 11 a.m., the represents of Companhia Energética de Minas Gerais – Cemig nominated the following persons to be members of the Audit Board:

Sitting members:

Vicente de Paulo Barros Pegoraro

— Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SQS 402, bloco D, apto. 110, Asa Sul, CEP 70236-040, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

Luiz Otávio Nunes West

— Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia, and CPF nº 146745485-00; and

Aristóteles Luiz Menezes Vasconcellos Drummond

— Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF nº 026939257-20;

5

Luiz Guaritá Neto

— Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF nº 289118816-00;

Thales de Souza Ramos Filho

— Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF nº 003734436-68;

— and as their respective substitute members:

Newton de Moura

— Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

Leonardo Guimarães Pinto

— Brazilian, single, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Haddock Lobo 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF nº 082887307-01.

Marcus Eolo de Lamounier Bicalho

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF nº 001909696-87;

Ari Barcelos da Silva

— Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF nº 006124137-72; and

Aliomar Silva Lima

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF nº 131654456-72.

The nominations for membership of the Audit Board made by the representatives of Companhia Energética de Minas Gerais – Cemig were put to debate and, subsequently, to the vote, and approved.

The elected Members of the Audit Board declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman informed the meeting that the period of office of the members of the Board of Directors ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 3 (three) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2013.

In accordance with the sole sub-paragraph of Clause 8 of the Bylaws, that is to say, that the members of the Board of Directors of this Company are, obligatorily, the same members of the Board of Directors of the sole stockholder, Companhia Energética de Minas Gerais (Cemig), the representative of Cemig asked for the floor and proposed the following names for election as members of the Board of Directors:

6

Sitting members:

Sergio Alair Barroso

— Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Guaratinga, 180/201, Sion, CEP 30315-430, bearer of Identity Card nº 8100986-0, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 609555898-00;

Djalma Bastos de Morais

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

— Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Antônio Adriano Silva

— Brazilian, married, company manager, resident and domiciled at Brasília, Federal District at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Aécio Ferreira da Cunha

- Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card M-3773488, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000261231-34;

Francelino Pereira dos Santos

— Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

— Brazilian, married, architect, resident and domiciled at Rio de Janeiro. Rio de Janeiro State at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56;

João Camilo Penna

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

Britaldo Pedrosa Soares

— Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the State of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

— Brazilian, married, entrepreneur, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000761126-91;

Roberto Pinto Ferreira Mameri Abdenur

— Brazilian, married, company consultant, resident and domiciled at Rio de Janeiro, Rio de Janeiro, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card MRE-1863, issued by the Foreign Relations Ministry, and CPF 0750172914-72;

André Araújo Filho

— Brazilian, married, lawyer, resident and domiciled in São Paulo, SP, at Rua João Pimenta, 105/93, Alto da Boa Vista, CEP 04736-040, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59;

Thomas Anthony Tribone

— citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport Nº. 017246918, issued by the US government, and CPF 748807561-72;

Guy Maria Villela Paschoal

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

7

— and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

— Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

— Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

 — Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Adriano Magalhães Chaves

— Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79;

Luiz Antônio Athayde Vasconcelos

— Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49; and,

Guilherme Horta Gonçalves Júnior

— Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

Jeffery Atwood Safford

— US citizen, married, accountant, resident and domiciled at São Paulo, São Paulo State at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

— Brazilian, married, economist, resident and domiciled at Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 582/12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by the Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarissa Della Nina Sadock Accorsi

— Brazilian, married, economist, resident and domiciled in São Paulo, SP, at Av. Macuco 240, Bloco A, Apto 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51;

Andréa Leandro Silva

— Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04; and

José Castelo Branco da Cruz

— Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Paulo Areal 115, Tijuca, CEP 22793-293, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF nº 198674503-10;

Cezar Manoel de Medeiros

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco279 , Pampulha, CEP 31275-080-, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68.

8

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Cemig has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company; and that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question.  The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being exonerated from it.

The Chairman then stated that the publications by Cemig GT specified in Law 6404 of December 15, 1976, as amended, and in CVM Instruction 232 of February 10, 1995, will be made not only in the newspaper Minas Gerais, the official publication of the Powers of the State, but also in O Tempo and Valor Econômico, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of these minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)	Anamaria Pugedo Frade Barros
Manoel Bernardino Soares, for Cemig
Aristóteles Luiz Menezes Vasconcellos Drummond, for the Audit Board
Arlindo Porto Neto, for the Executive Board
Marco Túlio Fernandes Ferreira, for the external auditors

This is a copy of the original.

Anamaria Pugedo Frade Barros

9

22.           Minutes of the Ordinary General Meeting of Stockholders, Cemig Distribuição S.A., April 29, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

MINUTES

OF THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON APRIL 29, 2010

At 4 p.m. on April 29, 2010, the stockholder Companhia Energética de Minas Gerais – Cemig, holder of all the shares in the Company, attended the Company’s Ordinary General Meeting, on first convocation, at the Company’s head office, at Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by counsel Manoel Bernardino Soares, as verified in the Stockholders’ Attendance Book. Also present were: the Member of the Audit Board Mr. Aristóteles Luiz Menezes Vasconcellos Drummond; KPMG Auditores Independentes, represented by Mr. Marco Túlio Fernandes Ferreira, CRC-MG 058176/0-O; and the Chief Officer Mr. Arlindo Porto Neto.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Cemig proposed the name of the Deputy CEO, Arlindo Porto Neto, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 31 and April 1 and 6, O Tempo, on March 31 and April 1 and 5, and Valor Econômico on March 31 and April 5 and 6, of this year, the content of which is as follows:

“ CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to the Ordinary General Meeting of Stockholders, to be held on April 29, 2010 at 4 p.m. at Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1                        Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

2                        Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                        Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

4                        Election of the sitting and substitute members of the Audit Board.

5                        Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

Belo Horizonte, March 23, 2010.

Sérgio Alair Barroso

Chairman of the Board of Directors ”

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

In accordance with Item 1 of the agenda the Chairman then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 26, 27 and 30; O Tempo, on March 26, 27 and 29, and Valor Econômico, on March 26, 29 and 30 this year, and published in the same newspapers on April 20 of this year.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, and they were approved.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 3, and of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

APRIL 29, 2010

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Distribuição S.A., in accordance with Article 192 of Law 6404 of December 15, 1976 as amended, and Clauses 20 to 24 of the Bylaws, and having regard to the financial statements for 2009, presenting net profit of R$ 338,226,000, hereby propose to you that the net profit for 2009, in the amount indicated, should be allocated as follows:

1)                                      R$ 16,911,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws.

2)                                      R$ 169,113,000 should be allocated to payment of dividends, as follows:

a)              R$ 151,653,000 in the form of Interest on Equity, by the following decisions:

R$ 76,202,000, under CRCA 035/2009, of June 26, 2009;

R$ 37,451,000, under CRD 406/2009, of September 30, 2009; and

R$ 38,000,000, under CRD 511/2009, of December 10, 2009: and,

b)            R$ 17,460,000 in the form of complementary dividends;

3)                                      R$ 152,202,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 072/2009;

– the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of the Cash Budget of Cemig Distribuição S.A. for 2010, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

2

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 23, 2010.
Sergio Alair Barroso – Chairman,	Evandro Veiga Negrão de Lima – Member,
Djalma Bastos de Morais – Vice-Chairman,	Fernando Henrique Schüffner Neto – Member,
Adriano Magalhães Chaves – Member,	Francelino Pereira dos Santos – Member,
André Araújo Filho – Member,	Guy Maria Villela Paschoal – Member,
Antônio Adriano Silva – Member,	João Camilo Penna – Member,
Arcângelo Eustáquio Torres Queiroz – Member,	Roberto Pinto Ferreira Mameri Abdenur – Member.”

APPENDIX I

TO THE

PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 30, 2010

CEMIG DISTRIBUIÇÃO S.A.

CASH BUDGET FOR 2010

AMOUNTS IN CURRENT R$ ‘000

Item	Total 2010 (*)	AV %

A – Initial balance	246,201

B – Funds
Gross revenue	12,339,204	100.0
Capital resources	11,155,377	90.4
Financings / Assistance	1,183,827	9.6

C – Disbursements	12,197,588	100.0
Capital expenditure program	1,263,154	10.4
Expenses budget	5,789,196	47.5
Expenses	1,811,695	14.9
Sector charges	3,977,501	32.6
Taxes and charges	4,255,918	34.9
Debt servicing	687,014	5.6
Dividends and Interest on Equity	202,306	1.7

D – Final balance (A+B-C)	387,817

(*)         Approval by the Board meeting of December 23, 2009, with the following adjustments:

• Substitution of Dividends and Interest on Equity by the amount of the proposal for payment of dividends to stockholders.

• Initial cash balance to be replaced by the actual cash balance at December 31, 2009.

• Raising of financings of R$ 600 million.

3

APPENDIX II

TO THE

PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 30, 2010

CEMIG DISTRIBUIÇÃO S.A.

CALCULATION OF PROPOSED DIVIDENDS

AMOUNTS IN R$ ‘000

	31-12-2009

Obligatory dividend

Net profit for the period	338,226

Obligatory dividend – 50.00% of net profit	169,113

Dividends proposed

Interest on Equity	151,653

Complementary dividends	17,460

Total	169,113

Dividend per thousand shares, R$

Dividends under the Bylaws	74.76

Dividends proposed	74.76	”

4

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Cemig Distribuição S.A., undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary General Meeting of Stockholders to be held concurrently on April 29, 2010, for allocation of the net profit for the year 2009, of R$ 338,226,000, as follows:

1)              R$ 16,911,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws;

2)              R$ 169,113,000 should be allocated to payment of dividends, as follows:

a)              R$ 151,653,000 in the form of Interest on Equity, by the following decisions:

R$ 76,202,000, under CRCA 035/2009, of June 26, 2009;

R$ 37,451,000, under CRD 406/2009, of September 30, 2009; and

R$ 38,000,000, under CRD 511/2009, of December 10, 2009: and,

b)             R$ 17,460,000 in the form of complementary dividends;

3)              R$ 152,202,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 072/2009;

 – the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 23, 2010.
(Signed by:)
Aristóteles Luiz Menezes Vasconcellos Drummond,	Luiz Guaritá Neto,
Thales de Souza Ramos Filho,	Vicente de Paulo Pegoraro. “

The Chairman then put the Proposal made by the Board of Directors, relating to items 2 to 3 of the agenda, to debate, and, subsequently, to the vote, and it was approved. Continuing with the agenda, the Chairman then dealt with item 4 of the agenda, explaining that the period of office of the sitting and substitute members of the Audit Board ended with today’s Meetings, and that a new election should thus be held for that Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2011.

Continuing, the Chairman stated that under Article 18 of the Bylaws, the sitting and substitute members of the Audit Board of this Company are the members of the Audit Board of the sole stockholder, Companhia Energética de Minas Gerais – Cemig. Thus, and considering the election of the members of the Audit Board of the sole stockholder, at the Ordinary and Extraordinary General Meetings of Stockholders of that Company held today, concurrently, at 11 a.m., the representatives of Companhia Energética de Minas Gerais – Cemig nominated the following persons to be members of the Audit Board:

5

Sitting members:

Vicente de Paulo Barros Pegoraro

—  Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SQS 402, bloco D, apto. 110, Asa Sul, CEP 70236-040, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

Luiz Otávio Nunes West

— Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia, and CPF nº 146745485-00; and

Aristóteles Luiz Menezes Vasconcellos Drummond

— Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF nº 026939257-20;

Luiz Guaritá Neto

— Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF nº 289118816-00;

Thales de Souza Ramos Filho

— Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF nº 003734436-68;

— and as their respective substitute members:

Newton de Moura

Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

Leonardo Guimarães Pinto

Brazilian, single, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Haddock Lobo 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF nº 082887307-01.

Marcus Eolo de Lamounier Bicalho

Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF nº 001909696-87;

Ari Barcelos da Silva

Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF nº 006124137-72; and

Aliomar Silva Lima

Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF nº 131654456-72.

The nominations for membership of the Audit Board made by the representatives of Companhia Energética de Minas Gerais – Cemig were put to debate and, subsequently, to the vote, and approved.

The elected Members of the Audit Board declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman informed the meeting that the period of office of the members of the Board of Directors ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 3 (three) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2013.

In accordance with the sole sub-paragraph of Clause 8 of the Bylaws, that is to say, that the members of the Board of Directors of this Company are, obligatorily, the same members of the Board of Directors of the sole stockholder, Companhia Energética de Minas Gerais (Cemig), the representative of Cemig asked for the floor and proposed the following names for election as members of the Board of Directors:

6

Sitting Members:

Sergio Alair Barroso

— Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Guaratinga, 180/201, Sion, CEP 30315-430, bearer of Identity Card nº 8100986-0, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 609555898-00;

Djalma Bastos de Morais

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

— Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Antônio Adriano Silva

— Brazilian, married, company manager, resident and domiciled at Brasília, Federal District at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Aécio Ferreira da Cunha

— Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card M-3773488, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000261231-34;

Francelino Pereira dos Santos

— Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

— Brazilian, married, architect, resident and domiciled at Rio de Janeiro. Rio de Janeiro State at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56;

João Camilo Penna

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

Britaldo Pedrosa Soares

— Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the State of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

— Brazilian, married, entrepreneur, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000761126-91;

Roberto Pinto Ferreira Mameri Abdenur

 — Brazilian, married, company consultant, resident and domiciled at Rio de Janeiro, Rio de Janeiro, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card MRE-1863, issued by the Foreign Relations Ministry, and CPF 0750172914-72;

André Araújo Filho

— Brazilian, married, lawyer, resident and domiciled in São Paulo, SP, at Rua João Pimenta, 105/93, Alto da Boa Vista, CEP 04736-040, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59;

Thomas Anthony Tribone

— citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport Nº. 017246918, issued by the US government, and CPF 748807561-72;

Guy Maria Villela Paschoal

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;.

7

— and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

— Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

— Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Adriano Magalhães Chaves

— Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79;

Luiz Antônio Athayde Vasconcelos

— Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

— Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49; and,

Guilherme Horta Gonçalves Júnior

— Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

Jeffery Atwood Safford

— US citizen, married, accountant, resident and domiciled at São Paulo, São Paulo State at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

— Brazilian, married, economist, resident and domiciled at Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 582/12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by the Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarissa Della Nina Sadock Accorsi

— Brazilian, married, economist, resident and domiciled in São Paulo, SP, at Av. Macuco 240, Bloco A, Apto 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51;

Andréa Leandro Silva

— Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04;

José Castelo Branco da Cruz

— Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Paulo Areal 115, Tijuca, CEP 22793-293, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF nº 198674503-10; and

Cezar Manoel de Medeiros

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco279 , Pampulha, CEP 31275-080-, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68.

8

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Cemig has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company; and that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question.  The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being exonerated from it.

The Chairman then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, and in CVM Instruction 232 of February 10, 1995, will be made not only in the newspaper Minas Gerais, the official publication of the Powers of the State, but also in O Tempo and Valor Econômico, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)	Anamaria Pugedo Frade Barros
Manoel Bernardino Soares, for Cemig
Aristóteles Luiz Menezes Vasconcellos Drummond, for the Audit Board
Arlindo Porto Neto, for the Executive Board
Marco Túlio Fernandes Ferreira, for the External Auditors

This is a faithful copy of the original.

Anamaria Pugedo Frade Barros

9

23.                                                                                 Summary of Minutes of the 480th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 19, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 480TH MEETING

Date, time and place:	March 19, 2010 at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III

The Board authorized signing of the Contract for Option to Sell Share Units and Other Matters, with Enlighted Partners Venture Capital LLC (Luce LLC), having as consenting parties Luce Empreendimentos e Participações S.A. (Luce Empreendimentos), Luce Brasil Fundo de Investimento em Participações (FIP Luce) and Luce Investment Fund (Luce Fund), for the grant, by Cemig to Luce LLC, of an option to sell units issued by Luce Fund, which is holder of the units issued by FIP Luce, which in turn is holder of shares in Luce Empreendimentos, which holds common shares in Light S.A.

IV	The following spoke on general matters and business of interest to the Company:

CEO and Vice-chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima,	André Araújo Filho;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Manoel Bernardino Soares.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, André Araújo Filho, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz,	Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Fernando Henrique Schüffner Neto, Cezar Manoel de Medeiros;
Chief Officers:	Luiz Fernando Rolla;
General Manager:	Manoel Bernardino Soares;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

24.                                                                                 Summary of Minutes of the 481st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 481st MEETING

Date, time and place:	March 23, 2010, at 9.30 p.m., at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved:

a)                   The proposal of Board Member Arcângelo Eustáquio Queiroz that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 29, 2010, at 11 a.m.; and, if there is not a quorum, to make second convocation of the stockholders within the legal period.

b)                  The minutes of this meeting.

III

The Board approved the Report of Management, the Financial Statements and the respective complementary documents for the business year 2009, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, by April 30, 2010.

IV	The Board authorized:

a)                   Signing of the Second Amendment to the Contracts referred to sub-item “a” of Item VIII below, for the purpose of making a single unifying contract for the corporate credit card with Banco do Brasil S.A., extending them for a further 12 months, and ratifying actions taken, that is to say the payments made under the said contracts, since January 31, 2008 in Cemig, Cemig D and Cemig GT; since April 27, 2008 in Efficientia S.A.; since April 10, 2008 in CemigTelecom (previously named Infovias S.A.); and from April 10, 2009 in Gasmig.

b)                  Signing of the Contract with Cemig Trading S.A., with Cemig as consenting party, for consultancy and management services, with period of validity of four years.

V	Proposal: The Board submitted to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, by April 30, 2010, the following proposal:

a)                   Allocation of the net profit for 2009, in the amount of R$ 1,861,403,000, as follows:

1)         Allocation of R$ 93,070,000, or 5% of the net profit, to the Legal Reserve.

2) Allocation of R$ 818,797,000 to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009.

3) Allocation of R$ 6,825,000 to the Profit Retention Reserves account, corresponding to US$3,920,000 on December 31, 2009, for injection of capital into Transchile Charrúa Transmisión S.A., as per CRCA-047/2009 and CRCA-075/2009.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

4) Allocation of R$ 5,090,000 to the Profit Retention Reserves Account for injection of capital into Cemig Serviços S.A., as per CRCA-050/2009 and CRCA-074/2009;

5)         R$ 930,702,000 to be allocated, as obligatory dividends, to the Company’s stockholders.

6) Allocation of R$ 6,919,000 for offsetting of a prior year adjustment in a subsidiary.

– the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

b)     Voting: That the representatives of Cemig in the Ordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on April 29, 2010 should vote in favor of the agenda.

c)     I)       Increase in the Registered Capital:

Authorization, verification and approval of an increase in the Registered Capital:

from                                                                                    R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty-four thousand four hundred and sixty Reais)

to                                                                                                 R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy-two thousand nine hundred and ten Reais)

with issuance of                     62,037,690 (sixty-two million thirty-seven thousand six hundred and ninety) new shares,

of which                                                              27,115,425 (twenty-seven million one hundred and fifteen thousand four hundred and twenty-five) are to be nominal common shares each with par value of R$ 5.00 (five Reais)

and                                                                                        34,922,265 (thirty-four million nine hundred and twenty-two thousand two hundred and sixty-five) are to be nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of:

R$ 310,188,450.00 (three hundred and ten million one hundred and eighty-eight thousand four hundred fifty Reais),

of which                                                              R$ 294,940,290.26 (two hundred and ninety-four million nine hundred and forty thousand two hundred and ninety Reais and twenty-six centavos) shall come from part of the Retained Profits Reserve

and                                                                                        R$ 15,248,159.74 (fifteen million two hundred forty-eight thousand one hundred and fifty-nine Reais and seventy-four centavos) from incorporation of portions paid in 2009 as principal updated until December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

– a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

II)                  Consequent redrafting of the head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4           The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)              298,269,668 (two hundred and ninety eight million two hundred and sixty nine thousand six hundred and sixty eight) nominal common shares each with par value of R$ 5.00 (five Reais);

b)             384,144,914 (three hundred and eighty four million one hundred and forty four thousand nine hundred and fourteen) nominal preferred shares each with par value of R$ 5.00.”

2

III      Authorization for the Executive Board to take the following action in relation to the stock dividend:

1)          to attribute a stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with par value of R$ 5.00, to holders of the shares in the Registered Capital of R$ 3,101,884,460.00 (three billion one hundred one million eight hundred and eighty-four thousand four hundred and sixty Reais) whose names are in the company’s Nominal Share Registry on the date on which the General Meeting of Stockholders which decides on this proposal is held;

2)          to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

3)          to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

4)          to pay to the stockholders, proportionately, the result of the sum of the remaining fractions together with the first installment of the dividends for the year 2009.

d) Change in Clause 1 of the Bylaws, and its Paragraph One, to the following:

“Clause 1           Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private- and public-sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are:

•                  to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services;

•                  to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

•                  to provide consultancy services within its field of operation to companies in and outside Brazil; and

•                  to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunications and information systems.

§1           The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.”

VI

The Company appointed members of the Board of Directors of Cemig, non-remunerated, for the concomitant period of office and functions of the Executive Board of the following companies, for three years to start in 2010 and end in 2013:

Cemig Capim Branco Energia S.A.	CEO:	Luiz Henrique de Castro Carvalho;
	Board Members:	Luiz Fernando Rolla, Marco Antonio Rodrigues da Cunha;
Cemig PCH S.A.:	CEO:	Bernardo Afonso Salomão de Alvarenga;
	Board Members:	Luiz Henrique de Castro Carvalho, Luiz Fernando Rolla;
Horizontes Energia S.A.:	CEO:	Luiz Henrique de Castro Carvalho;
	Board Members:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla;
Usina Termelétrica Barreiro S.A.:	CEO:	Luiz Henrique de Castro Carvalho;
	Board Members:	José Carlos de Mattos, Luiz Fernando Rolla.

3

VII

The Board ratified the appointment of Mr. Djalma Bastos de Morais, Mr. Luiz Fernando Rolla and Mr. Fernando Henrique Schüffner Neto for the concomitant non-remunerated exercise of functions as Members of the Board of Directors of Light S.A. and of Light Serviços de Eletricidade S.A., with period of office up to the annual General Meeting of Stockholders of 2012.

VIII	The Board re-ratified:

a)              CRCA-062/2005, the aim of which is to ratify, in a single instrument, the following contracts —

4680003469-Cemig D,

4680003470-Cemig GT,

4680003471-Cemig,

4680003504-Efficientia,

Info-018/07-Infovias

and             4600000068-Gasmig,

relating to services for use of the corporate credit card, signed with Banco do Brasil S.A., with period of validity up to 60 months, able to be canceled at any moment by agreement between the parties, and also alteration of the sharing of expenses between the contracting companies, and adaptation of the sharing percentages, at the time of the renewals of the unified contract, if there are found to be insufficient levels of funds for any of the companies, provided that the total estimated value for contracting is not exceeded, the other terms of that CRCA remaining unchanged.

b)             CRCA-112/2004, to change the number of vehicles leased from LM Transportes Interestaduais Serviços e Comércio Ltda., from 519 (five hundred and nineteen) to 658 (six hundred and fifty eight), the other terms of that CRCA remaining unchanged.

IX	The following were present:

The Chairman;
CEO and Vice-chairman:	Djalma Bastos de Morais;
Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur;
Chief Officer:	Luiz Fernando Rolla;
Manager:	Robson Laranjo;
Representative of:	Brazilian Corporate Governance Institute — (IBGC).

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

André Araújo Filho,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Roberto Pinto Ferreira Mameri Abdenur, Fernando Henrique Schüffner Neto,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro;

Chief Officers:	Luiz Fernando Rolla;
Audit Board:	Aristóteles Luiz Menezes Vasconcelos Drummond, Luiz Guaritá Neto,	Thales de Souza Ramos Filho, Vicente de Paulo Barros Pegoraro;
Manager:	Robson Laranjo;
Representative of:	Brazilian Corporate Governance Institute — (IBGC).
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4

25.                                                                                 Summary of Minutes of the 109th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 23, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58  —  NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 109TH MEETING

Date, time and place:	March 23, at 2.30 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Board approved:

a)      The proposal of Board Member Arcângelo Eustáquio Queiroz that the members of the Board of Directors should authorize their Chairman to call the Extraordinary General Meetings of Stockholders to be held on April 29, 2010, at 5 p.m.; and, if there is no quorum, to make second convocation of the stockholders within the legal period.

b)      The minutes of this meeting.

III                        The Board approved the Report of Management, the Financial Statements and the respective complementary documents for the business year 2009, and submitted them to the Ordinary General Meetings of Stockholders to be held by April 30, 2010.

IV                       The Board authorized:

a)      Signing of the Second Amendment to the Contracts referred to in Item VII below, for the purpose of making a single unifying contract for the corporate credit card with Banco do Brasil S.A., extending them for a further 12 months, ratifying actions taken, that is to say the payments made under the said contracts, since January 31, 2008 in Cemig, Cemig D and Cemig GT; since April 27, 2008 in Efficientia S.A.; since April 10, 2008 in CemigTelecom (previously named Infovias S.A.); and from April 10, 2009 in Gasmig.

b)      Signing of the Contract with Cemig Trading S.A., with Cemig as consenting party, for consultancy and management services, with period of validity of four years.

c)      Completion, outside the agreed period, of the Eighth Amendment to the Contracts referred to in Item VI below, for extension, on an exceptional basis, of the services of rental of vehicles from a period of sixty to a period of seventy-two months, the cost to be shared as to: Cemig D 78%; Cemig GT 22%; without changing the total amount approved by the Board of Directors of Cemig, under CRCA-112/2004, ratifying all actions taken, that is to say the provision of vehicle rental services, since December 1, 2009.

d)      Express prior agreement by Cemig GT in relation to the assignment and partial transfer, by EDP—Energias do Brasil S.A., in favor of its subsidiary EDP—Renováveis Brasil S.A., of the rights and obligations arising from the Commitment Undertaking the object of which is the carrying out of Feasibility Studies for Hydroelectric Generation Potential and Wind Farms, this assignment and transfer to cover solely and exclusively the rights and obligations relating to the development of the Wind Projects; and also signing of the Term of Assignment and Partial Transfer of Rights and Obligations of the said Commitment Undertaking, in the status of consenting party, all the clauses and conditions specified in that contractual instrument remaining unchanged and in full force and effect. The signing of the said Term of Assignment does not create an obligation for Cemig GT to put in place or operate any hydroelectric or wind farm power potential or undertaking, and any participation by Cemig GT to that effect must be the subject of resolutions by the Executive Board and the Board of Directors.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

V         The board submitted to the Ordinary General Meeting to be held by April 30, 2010, the proposal for allocation of the net profit of 2009, in the amount of R$ 1,309,466,000, as follows:

1)     Allocation of    R$           65,473,000 , or 5% of the net profit, to the Legal Reserve.

2)     Allocation of    R$ 1,227,708,000 to payment of dividends, as follows:

a)      R$         213,217,000 in the form of Interest on Equity, under the following decisions:

R$ 107,136,000, under CRCA 042/2009;

R$   52,654,000, under CRD 538/2009; and

R$   53,427,000, under CRD 730/2009;

b)      R$         440,000,000 in the form of interim dividends, as per CRCA-092/2009; and

b)      R$         574,491,000 in the form of complementary dividends.

3)     Allocation of    R$           16,057,000 to the Profit Retention Reserves account, for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), as per CRCA 077/2009.

4)     Allocation of    R$                228,000 to the Profit Retention Reserves Account for injection of capital into Cemig Baguari Energia S.A., in accordance with CRCA-006/2009.

— the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, these dates able to be brought forward, in accordance with availability of cash and at the option of the Executive Board.

VI        The Board ratified the signing of the First and Fifth Amendments to Contracts 4570007955 Cemig D and 4570008353 Cemig GT, with LM Transportes Interestaduais Serviços e Comércio Ltda., to change the number of vehicles rented from five hundred and nineteen to six hundred and fifty eight; signing of the Second and Fourth Amendments, with that Company, to change the formal registered name of that Company; and signing of the Third, Sixth and Seventh Amendments, with that Company, to adjust the price, in accordance with the criteria for updating stipulated in the Contract.

VII      The Board re-ratified CRCA-053/2005, the aim of which is to ratify, in a single instrument, contracts 4680003469-Cemig D, 4680003470-Cemig GT, 4680003471-Cemig, 4680003504-Efficientia, Info-018/07-Infovias and 4600000068-Gasmig, relating to services of use of the corporate credit card, signed with Banco do Brasil S.A., with period of validity up to sixty months, able to be canceled at any moment by agreement between the parties, and also alteration of the sharing of expenses between the contracting companies, and adaptation of the sharing percentages, at the time of renewals of the unified contract, if there are found to be insufficient levels of funds for any of the companies, provided that the total estimated value for contracting is not exceeded, the other terms of that CRCA remaining unchanged.

VIII     The following spoke on general matters and business of interest to the Company:

The Chairman.
CEO and Vice-chairman:	Djalma Bastos de Morais;
Board members:	Roberto Pinto Ferreira Mameri Abdenur, Evandro Veiga Negrão de Lima,	André Araújo Filho;
Chief Officers:	Bernardo Afonso Salomão de Alvarenga.	Luiz Fernando Rolla;

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

Lauro Sérgio Vasconcelos David,

Fernando Henrique Schüffner Neto,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima,

Roberto Pinto Ferreira Mameri Abdenur,

Antônio Adriano Silva,

André Araújo Filho,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Paulo Sérgio Machado Ribeiro;

Chief Officers and Board members:	Bernardo Afonso Salomão de Alvarenga.	Luiz Fernando Rolla;
Audit Board:	Aristóteles Luiz Menezes Vasconcelos Drummond, Vicente de Paulo Barros Pegoraro;	Luiz Guaritá Neto, Thales de Souza Ramos Filho;
Representative of:	KPMG Auditores Independentes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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26.                                                                                 Summary of Minutes of the 103rd Meeting of the Board of Directors, Cemig Distribuição S.A., March 23, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 103RD MEETING

Date, time and place:	March 23, 2010, at 12 p.m., at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Board approved:

a)     The proposal of Board Member Arcângelo Eustáquio Queiroz that the members of the Board of Directors should authorize their Chairman to call the Extraordinary General Meetings of Stockholders to be held on April 29, 2010, at 4 p.m.; and, if there is no quorum, to make second convocation of the stockholders within the legal period.

b)    The minutes of this meeting.

III        The Board approved the Report of Management, the Financial Statements and the respective complementary documents for the business year 2009, and submitted them to the Ordinary General Meetings of Stockholders to be held by April 30, 2010.

IV        The Board authorized:

a)     Opening of Administrative Tender Proceedings, and contracting of the service of consumer meter readings in kWh, of the “B” Group, through micro-data collectors, as part of the operation of the Invoicing Administration and Control Management Unit, in the regions of Itabira, João Monlevade, Uberaba, Araxá, Frutal, Januária, Teófilo Otoni, Almenara, Araçuaí, Governador Valadares, Venda Nova, Savassi, Sabará, Caeté, Nova Lima, Santa Luzia, Betim, Ibirité, Eldorado and Cidade Industrial, for a period of up to twelve months, able to be extended for a period of up to forty-eight months, upon signing of amendments, with a maximum limit of sixty months.

b)    Signing of the Second Amendment to the Contracts referred to in Item VII below, for the purpose of making a single unifying contract for the corporate credit card with Banco do Brasil S.A., extending them for a further 12 months, ratifying actions taken, that is to say the payments made under the said contracts, since January 31, 2008 in Cemig, Cemig D and Cemig GT; since April 27, 2008 in Efficientia S.A.; since April 10, 2008 in CemigTelecom (previously named Infovias S.A.); and from April 10, 2009 in Gasmig.

c)     Completion, outside the agreed period, of the Eighth Amendment to the Contracts referred to in Item VI below, for extension, on an exceptional basis, of the services of rental of vehicles from a period of sixty months to a period of seventy-two months, the cost of which will be shared as follows: Cemig D 78%; and Cemig GT 22%; without changing the total amount approved by the Board of Directors of Cemig, under CRCA-112/2004, ratifying all actions taken, that is to say the payments made under the said contracts, since December 1, 2009.

V         The board submitted to the Ordinary General Meeting to be held by April 30, 2010, the proposal for allocation of the net profit of 2009, in the amount of R$ 338,226,000, as follows:

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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1)     Allocation of    R$           16,911,000 , or 5% of the net profit, to the Legal Reserve.

2)     Allocation of    R$         169,113,000 to payment of dividends, as follows:

a)      R$         151,653,000 in the form of Interest on Equity, by the following decisions:

R$ 76,202,000 , under CRCA 035/2009;

R$ 37,451,000 , under CRD 406/2009; and

R$ 38,000,000 , under CRD 511/2009; and

b)      R$           17,460,000 in the form of complementary dividends.

3)     Allocation of    R$         152,202,000 to be allocated to the Profit Retention Reserves account, for use in investments specified for 2010, as per the Cash Budget approved by the meeting of the Board of Directors held on December 23, 2009, by CRCA 072/2009.

– the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

VI        The Board ratified the signing of the First and Fifth Amendments to Contracts 4570007955 Cemig D and 4570008353 Cemig GT, with LM Transportes Interestaduais Serviços e Comércio Ltda., to change the number of vehicles rented from five hundred and nineteen to six hundred and fifty eight; signing of the Second and Fourth Amendments, with that Company, to change the formal registered name of that Company; and signing of the Third, Sixth and Seventh Amendments, with that Company, to adjust the price, in accordance with the criteria for updating stipulated in the Contract.

VII      The Board re-ratified CRCA-060/2005, to ratify, in a single instrument, contracts 4680003469-Cemig D, 4680003470-Cemig GT, 4680003471-Cemig, 4680003504-Efficientia, Info-018/07-Infovias and 4600000068-Gasmig, relating to services of use of the corporate credit card, signed with Banco do Brasil S.A., with period of validity up to sixty months, able to be canceled at any moment by agreement between the parties, and also alteration of the sharing of expenses between the contracting companies, and adaptation of the sharing percentages, at the time of renewals of the unified contract, if there are found to be insufficient levels of funds for any of the companies, provided that the total estimated value for contracting is not exceeded, the other terms of that CRCA remaining unchanged.

VIII     The following spoke on general matters and business of interest to the Company:

The Chairman:
CEO and Vice-chairman:	Djalma Bastos de Morais;
Board members:	André Araújo Filho, Roberto Pinto Ferreira Mameri Abdenur,	Evandro Veiga Negrão de Lima;
Chief Officers:	Fernando Henrique Schüffner Neto, Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla;
General Manager:	Marcelo José de Almeida Hugo.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Adriano Magalhães Chaves,

André Araújo Filho,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Evandro Veiga Negrão de Lima,

Roberto Pinto Ferreira Mameri Abdenur,

Guy Maria Villela Paschoal,

João Camilo Penna,

Fernando Henrique Schüffner Neto,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro,

Francelino Pereira dos Santos;

Chief Officers:	Fernando Henrique Schüffner Neto, Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla;
Audit Board:	Aristóteles Luiz Menezes Vasconcelos Drummond, Luiz Guaritá Neto,	Thales de Souza Ramos Filho, Vicente de Paulo Barros Pegoraro;
General Manager:	Marcelo José de Almeida Hugo;
Representative of:	KPMG Auditores Independentes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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27.                                                                                 Summary of Minutes of the 482nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 6, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 482ND MEETING

Date, time and place:	April 6, 2010 at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized the Company to sign, as consenting party, with the following companies as joint consenting parties:

Madeira Energia S.A. – Mesa,

Andrade Gutierrez Participações S.A.,

Construtora Norberto Odebrecht S.A.,

Fundo de Investimento em Participações Amazônia Energia,

Furnas Centrais Elétricas S.A. – Furnas,

Odebrecht Investimentos em Infra-estrutura Ltda.,

Odebrecht S.A.,

Centrais Elétricas Brasileiras S.A. – Eletrobrás, and

Cemig GT,

and with Santo Antônio Energia S.A. — Saesa and the Brazilian Development Bank (BNDES) as parties, Amendment No. 1 to Credit Line Financing Contract No. 08.2.1120.1, in which Eletrobrás and Cemig will accept the Contract to be amended, as guarantors and principal payers, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code and assuming liability, up to the final settlement of the Contract, for faithful and precise compliance with all obligations assumed by Saesa under the Contract, the liability of each guarantor being limited, respectively, to 39% and 10% of the debt, in accordance with BNDES Decision 189/2010/BNDES, of March 9, 2010.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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The said Amendment also covers:

a)      The concession of the period for presentation of the dispatch of Aneel, approving the Revised Basic Plan after the requests made by Ibama at the time of issuance of the Installation License.

b)      The extension of the period for presentation of the Operation and Maintenance Contracts of the Santo Antônio Hydroelectric Plant, to be signed between Saesa and Furnas, such contract to be entered into in accordance with the Pre-Contract for Provision of Operation and Maintenance Services of the Santo Antônio Hydroelectric Plant, presented to the BNDES at the time of the analysis of the operation.

c)      Concession of a new period for presentation of the socio-economic diagnosis of the region surrounding the project and plan for use of the funds of the Sub-credit F of the amended contract.

III        The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima;
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros, Fernando Henrique Schüffner Neto;
Chief Officer:	Luiz Fernando Rolla;
General Managers:	César Vaz de Melo Fernandes,	Cristiano Correa de Barros;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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28.                                                                                 Summary of Minutes of the 110th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 6, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 110TH MEETING

Date, time and place:	April 6, 2010, at 4 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized the Company to sign, as consenting party, with the following companies as joint consenting parties:

Madeira Energia S.A. – Mesa,

Andrade Gutierrez Participações S.A.,

Construtora Norberto Odebrecht S.A.,

Fundo de Investimento em Participações Amazônia Energia,

Furnas Centrais Elétricas S.A. – Furnas,

Odebrecht Investimentos em Infra-estrutura Ltda.,

Odebrecht S.A.,

Centrais Elétricas Brasileiras S.A. – Eletrobrás, and

Cemig,

and with Santo Antônio Energia S.A. — Saesa and the Brazilian Development Bank (BNDES) as parties, Amendment No. 1 to Credit Line Financing Contract No. 08.2.1120.1, in which Eletrobrás and Cemig will accept the Contract to be amended, as guarantors and principal payers, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code and assuming liability, up to the final settlement of the Contract, for faithful and precise compliance with all obligations assumed by Saesa under the Contract, the liability of each guarantor being limited, respectively, to 39% and 10% of the debt, in accordance with BNDES Decision 189/2010/BNDES, of March 9, 2010.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1

The said Amendment also covers:

a)                  The concession of the period for presentation of the dispatch of Aneel, approving the Revised Basic Plan after the requests made by Ibama at the time of issuance of the Installation License.

b)                 The extension of the period for presentation of the Operation and Maintenance Contracts of the Santo Antônio Hydroelectric Plant, to be signed between Saesa and Furnas, such contract to be entered into in accordance with the Pre-Contract for Provision of Operation and Maintenance Services of the Santo Antônio Hydroelectric Plant, presented to the BNDES at the time of the analysis of the operation.

c)                   Concession of a new period for presentation of the socio-economic diagnosis of the region surrounding the project and plan for use of the funds of the Sub-credit F of the amended contract.

IV        The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima;
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros, Fernando Henrique Schüffner Neto;
Chief Officer:	Luiz Fernando Rolla;
General Managers:	César Vaz de Melo Fernandes,	Cristiano Correa de Barros;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

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29.                                                                                 Summary of Principal Decisions of the 484th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 5, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 484th meeting, held on May 5, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.               Increase in the registered capital of Usina Termelétrica Barreiro S.A. and orientation of vote in its Extraordinary General Meetings of Stockholders.

2.               Corporate guarantee for contracting of credit with rural savings funds.

3.               Santo Antônio Hydroelectric Plant project: Substitution of guarantees.

4.               Concession of guarantee and issue of promissory notes.

5.               Revision of the Budget for 2010.

6.               Limits of the financial covenants in the Bylaws:

•                  The Board authorized the Company to exceed, in 2010, the targets contained in Paragraph 5 of Clause 11 of the Bylaws in relation to: (a) the ratio of Consolidated debt to Ebitda; and (b) the consolidated ratio of Net debt to the sum of Net debt and Stockholders’ equity.

•                  The Board submitted to the General Meeting of Stockholders to be held on June 17, 2010, a proposal for authorization of the Company to exceed, in 2010, the target contained in Paragraph 5 of Clause 11 of the Bylaws, in relation to the consolidated amounts of funds allocated to capital expenditure, and to acquisition of any assets.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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30.                                                                                 Summary of Principal Decisions of the 105th Meeting of the Board of Directors, Cemig Distribuição S.A., May 5, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 105th meeting, held on May 5, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matters:

1.               Contracting of electricity invoice printing services / Signature of term of settlement.

2.               Contracting of credit with rural savings funds.

3.               Issuance of promissory notes.

4.               Contracting of services for issuance of promissory notes.

5.               Review of the Budget for 2010.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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31.                                                                                 Summary of Principal Decisions of the 112th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 5, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 112th meeting, held on May 5, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.               Signing of amendment to contract for purchase and sale of wind power benefiting from tax incentives.

2.               Santo Antônio Hydroelectric Plant project: Substitution of guarantees.

3.               Revision of the Budget for 2010.

4.               Increase of capital of Empresa Brasileira de Transmissão de Energia S.A. — EBTE.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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